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04030410

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AEM Group

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 26 2004
THOMSON FINANCIAL B

**NEW ADDRESS

FILE NO. 82- 4911 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 5/26/04

AEM SPA

FILE NO. 82-4911

Financial statements for the year ended December 31, 2003

ARIS
12-31-03

AEM GROUP

Approved by the Shareholders' Meeting
on April 29, 2004

CONTENTS

FINANCIAL STATEMENTS

BALANCE SHEET

BALANCE SHEET	CONSOLIDATED FINANCIAL STATEMENTS		CONSOLIDATED FINANCIAL STATEMENTS	
ASSETS	12.31.2003		12.31.2002	
A) RECEIVABLES FROM SHAREHOLDERS				
B) FIXED ASSETS				
I - INTANGIBLE FIXED ASSETS				
1) Start-up and expansion costs		9,343,123		12,354,142
2) Research and development costs		25,678		
3) Industrial patents and intellectual property rights		2,036,426		2,467,711
4) Concessions, licenses, trademarks and similar rights		12,172,318		7,001,702
5) Goodwill		109,520,089		121,917,445
6) Goodwill arising from consolidation		39,771,097		10,855,764
7) Assets in process of formation and advances		8,798,195		985,895
8) Other intangible fixed assets		9,668,059		13,402,989
Total intangible fixed assets		191,334,985		168,985,648
II - TANGIBLE FIXED ASSETS				
1) Land and buildings		179,421,359		181,369,000
2) Plant and machinery :				
- Non-transferable plant and machinery	1,552,078,393		1,462,710,000	
- Transferable assets	179,446,497		183,342,631	
		1,731,524,890		1,646,052,631
3) Industrial and commercial equipment		6,386,421		7,916,000
tangible fixed		14,353,429		14,239,001
5) Construction in progress and advances		215,794,398		215,703,166
Total tangible fixed assets		**2,147,480,497**		**2,065,279,798**
III - FINANCIAL FIXED ASSETS				
1) Equity investments in:				
a) subsidiary companies	15,000		9,538,627	
b) associated companies	16,187,381		94,421,475	
c) equity investments in other companies	450,483,595		265,559,337	
Total equity investments		466,685,976		**369,519,439**
2) Receivables				
a) due from subsidiary companies				
b) due from associated companies				
beyond one year	5,175,684		5,175,683	
within one year				
	5,175,684		5,175,683	
c) Due from Municipality of Milan				
d) due from others				
beyond one year	663,921		6,194,437	
within one year	344,080		233,371	
	1,008,001		6,427,808	
Total receivables		6,183,685		11,603,491
3) Other		238,205,946		79,673
4) Own shares				
Total financial fixed assets		711,075,607		381,202,603
Total fixed assets (B)		**3,049,891,089**		**2,615,468,049**
C) CURRENT ASSETS				
I - INVENTORIES				
1) Raw, ancillary and consumable materials :				
a) materials	7,467,320		6,952,320	
b) fuel	27,584,654		29,939,630	
c) other				
		35,051,974		36,891,950
Work in progress and semifinished products				—
Contract work in progress		13,211,740		11,131,315
Finished products and goods for resale				
Advances				
Other				
Total inventories		48,263,714		48,023,265
II - RECEIVABLES				
1) Receivables for the sale of power and services		399,705,957		368,796,862
2) Due from subsidiary companies				8,762,727
3) Due from associated companies		1,666,134		2,471,068
4) Due from parent company		77,515,181		71,039,111
5) Other receivables:				
- due from Electricity Equalisation Fund	3,980,004		1,985,776	
- receivables for financial transactions	6,100,000			
- advances	364,423		1,882,846	
- due from personnel	188,420		46,821	
- Due from affiliates			150,649	
- miscellaneous other receivables	64,894,988		44,097,204	
		75,527,835		48,163,296
Total receivables		**554,415,107**		**499,233,064**
III - CURRENT FINANCIAL ASSETS				
1) Equity investments in subsidiary companies				
2) Equity investments in associated companies				
3) Other equity investments	1,580,358			
5) Other securities	2,706		2,706	
Total current financial assets		**1,583,064**		**2,706**
IV - LIQUID FUNDS				
1) Bank and postal deposits				
Banks – Post office	375,142,180		60,204,365	
		375,142,180		60,204,365
2) Checks				
3) Cash and cash equivalents		224,843		157,952
Total liquid funds		375,367,023		60,362,317
Total current assets (C)		**979,628,908**		**607,621,352**
ACCRUED INCOME AND PREPAID EXPENSES		**16,748,903**		**1,760,778**
TOTAL ASSETS		**4,046,268,900**		**3,224,850,179**

LIABILITIES AND SHAREHOLDERS' EQUITY	FINANCIAL STATEMENTS 12.31.2003		FINANCIAL STATEMENTS 12.31.2002	
A) SHAREHOLDERS' EQUITY				
I - SHARE CAPITAL		936,024,648		936,024,648
II - Share premium reserve				
III - Revaluation reserves				
IV - LEGAL RESERVE		67,513,369		65,812,261
V - RESERVE FOR OWN SHARES IN PORTFOLIO				
VII - STATUTORY OR REGULATORY RESERVES				
VII - Other reserves				
a) Reserve for accelerated depreciation	10,676,735		7,876,636	
b) Extraordinary reserve	85,771,670		72,451,129	
c) Consolidation reserve	191,428		28,762,252	
d) Other	2,732		2,733	
		96,642,565		109,092,750
VIII - Retained earnings / losses carried forward		-33,778,025		-53,221,215
IX - Net income for the year		297,035,891		112,711,478
Total shareholders' equity pertaining to the group		**1,363,438,448**		**1,170,419,922**
SHAREHOLDERS' EQUITY PERTAINING TO				
Minority interests in capital and reserves	2,246,809		10,565,092	
Net income / losses pertaining to minority	666,515		1,039,188	
Total shareholders' equity of minority interests		**2,913,324**		**11,604,280**
TOTAL SHAREHOLDERS' EQUITY		**1,366,351,772**		**1,182,024,202**
B) RESERVES FOR RISKS AND CHARGES				
1) Retirement benefits and similar provisions		10,402		72,651
2) Taxation				
3) Other provisions for risks				
reserve for future expenses	354,897			
reserve for specific risks	89,982,046		74,241,165	
reserve for deferred taxation	44,205,490		35,831,151	
Total other provisions for risks		134,542,433		110,072,316
Total reserves for risks and charges (B)		**134,552,835**		**110,144,967**
C) RESERVE FOR SEVERANCE INDEMNITIES		**68,473,562**		**67,988,152**
D) PAYABLES				
1) Bonds		500,000,000		
2) Convertible bonds				
3) Due to banks				
within one year	394,081,670		347,299,439	
beyond one year	438,421,087		419,480,681	
		832,502,757		766,780,120
4) Due to other providers of finance				
within one year	42,349,466		29,510,605	
beyond one year	359,970,458		402,319,924	
		402,319,924		431,830,529
5) Advances		64,139,947		61,725,095
6) Due to suppliers		322,645,505		336,619,432
7) Securities issued				
8) Due to subsidiary companies				
9) Due to associated companies		485,505		8,135,571
10) Due to parent company		80,925,833		39,638,149
11) Due to tax authorities		97,856,346		52,261,620
12) Due to social security institutions		12,822,349		12,400,732
13) Due to others				
a) due to personnel	12,637,229		10,079,870	
b) due to Electricity Equalisation Fund	16,544,981		14,819,770	
c) other	95,294,015		98,362,457	
d) due to affiliates				
		124,476,225		123,262,097
Total payables (D)		**2,438,174,391**		**1,832,653,345**
E) ACCRUED EXPENSES AND DEFERRED INCOME		**38,716,340**		**32,039,513**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**4,046,268,900**		**3,224,850,179**
MEMORANDUM ACCOUNTS:				
received		150,468,405		157,759,911
guarantees		368,091,973		321,591,696
		518,560,378		**479,351,607**

INCOME STATEMENT

INCOME STATEMENT	CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003		CONSOLIDATED FINANCIAL STATEMENTS 12.31.2002	
A) VALUE OF PRODUCTION				
1) REVENUES FROM THE SALE OF GOODS AND SERVICES				
Sales and power distribution to captive customers		518,945,532		283,877,186
Sale of electricity to eligible customers		87,676,793		139,453,857
Power distribution to eligible customers		16,525,180		6,228,822
Sale of heat		53,892,933		21,700,195
Sale of gas to users and to other companies		475,718,365		372,519,926
Services on behalf of customers and third parties		175,368,698		158,003,545
Connection contributions		23,751,960		19,041,021
Total revenues from sales and services		**1,351,879,461**		**1,000,824,551**
2) CHANGES IN INVENTORIES OF WORK IN PROGRESS, SEMIFINISHED AND FINISHED PRODUCTS				
3) CHANGE IN CONTRACT WORK IN PROGRESS		**1,000,552**		**-1,358,547**
4) INCREASE IN INTERNAL CONSTRUCTION OF FIXED ASSETS		**28,175,776**		**25,427,158**
5) OTHER REVENUES AND INCOME				
- Miscellaneous income		36,290,160		40,046,431
- operating grants :				
1 from Electricity Equalisation Fund (CCSE)	2,439,439		732,950	
2 from others	39,763		295,466	
		2,479,202		1,028,416
Total other revenues and income		**38,769,362**		**41,074,847**
Total production value (A)		**1,419,825,151**		**1,065,968,009**
B) PRODUCTION COSTS				
6) RAW, ANCILLARY AND CONSUMABLE MATERIALS AND GOODS FOR RESALE				
Purchases of power and fuel		532,851,659		394,115,908
Purchases of other fuel		511,678		551,003
Purchases of materials		31,942,458		20,184,970
Total raw, ancillary and consumable materials and goods for resale		**565,305,795**		**414,851,881**
7) SERVICES				
Delivering tolls		70,827,893		49,467,458
Subcontracted work		90,122,506		74,170,126
Other costs		77,806,256		70,721,419
Total services		**238,756,655**		**194,359,003**
8) USE OF THIRD-PARTY ASSETS		**15,323,569**		**10,398,860**
9) LABOUR COSTS				
a) wages and salaries		101,258,348		85,624,519
b) social security charges		30,450,419		25,273,667
c) severance indemnities		8,975,898		7,106,847
d) retirement benefits and similar provisions				
e) other costs		4,703,120		3,008,169
Total labour costs		**145,387,785**		**121,013,202**
10) AMORTISATION, DEPRECIATION AND WRITEDOWNS				
a) amortisation of intangible fixed assets		33,538,577		26,415,431
b) depreciation of tangible fixed assets:				
1. ordinary depreciation	76,041,697		60,847,331	
2. depreciation transferable assets	5,457,763		5,636,529	
		81,499,460		66,483,860
c) oth		10,592,935		135,949
d) writedown of receivables included among current assets and liquid funds		2,700,584		3,761,510
Total amortisation, depreciation and writedowns		**128,331,556**		**96,796,750**
11) CHANGE IN INVENTORIES OF RAW, ANCILLARY AND CONSUMABLE MATERIALS AND GOODS FOR RESALE		**2,398,033**		**-6,434,894**
12) PROVISIONS FOR CONTINGENCIES AND OTHER CHARGES		**41,429,528**		**21,169,775**
13) OTHER PROVISIONS		**354,897**		
14) OTHER OPERATING EXPENSES				
Water taxes, duties, rights and fees		17,211,376		14,940,053
Other expenses		21,126,010		14,380,361
Total other operating expenses		**38,337,386**		**29,320,414**
Total production costs (B)		**1,175,625,204**		**881,474,991**
Difference between production value and production costs (A - B)		**244,199,947**		**184,493,019**

INCOME STATEMENT	CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003		CONSOLIDATED FINANCIAL STATEMENTS 12.31.2002	
C) FINANCIAL INCOME AND CHARGES				
15) INCOME FROM EQUITY INVESTMENTS				
a) in subsidiary companies				
b) in associated companies			34,351	
c) in other companies	4,183,937		552,477	
Total income from equity investments		**4,183,937**		**586,828**
16) OTHER FINANCIAL INCOME				
a) From receivables included in fixed assets due from :				
1 subsidiary companies				
2 associated companies				
3 parent company				
4 other	22,427		267,501	
		22,427		267,501
b) From securities included in fixed assets		2,565		561
c) From securities included in current assets				2,103
d) Income other than the above :				
1 From subsidiary companies				35,968
2 From associated companies				
3 From parent company				
4 from others		5,696,668		6,395,175
Total other financial income		**5,721,660**		**6,701,308**
17) INTEREST AND OTHER FINANCIAL CHARGES				
a) subsidiary companies				
b) associated companies				
c) Parent companies		861,235		706,518
d) other		44,838,146		31,178,843
Total interest and other financial charges		**45,699,381**		**31,885,361**
Total financial income and charges (C)		**-35,793,784**		**-24,597,225**
D) ADJUSTMENTS TO FINANCIAL ASSETS				
18) REVALUATIONS				
a) Of equity investments		2,533,879		743,384
b) Of financial fixed assets not considered equity investments				
c) Of securities included in current assets not considered equity investments				
d) other				
Total revaluations		**2,533,879**		**743,384**
19) WRITEDOWNS				
a) Of equity investments		6,265,899		4,577,276
b) Of financial fixed assets not considered equity investments				
c) Of securities included in current assets not considered equity investments				
d) other				
Total writedowns		**6,265,899**		**4,577,276**
Total adjustments to financial assets (D)		**-3,732,020**		**-3,833,892**
E) EXTRAORDINARY INCOME AND CHARGES				
20) EXTRAORDINARY INCOME				
a) gains on disposal of fixed assets		223,535,071		
b) out-of-period income/overprovisions		53		1,634,353
d) other				
Total extraordinary income		**223,535,124**		**1,634,353**
21) EXTRAORDINARY CHARGES				
a) losses on sale of fixed assets		164,711		
b) out-of-period expenses/underprovisions		34,956,781		5,764,810
c) Other :				
- Prior-year taxes		301,005		61,407
- Other charges				
Total extraordinary charges		**35,422,497**		**5,826,217**
Total extraordinary items (E)		**188,112,627**		**-4,191,864**
INCOME BEFORE TAXES		**392,786,770**		**151,870,038**
22) INCOME TAXES				
Income taxes for the year	98,681,296		33,027,429	
Deferred tax assets	-11,971,860		-6,060,817	
Deferred tax liabilities	8,374,928		11,152,760	
		95,084,364		**38,119,372**
23) NET INCOME FOR THE YEAR		**297,702,406**		**113,750,666**
NET INCOME OF MINORITY INTERESTS		**-666,515**		**-1,039,188**
NET INCOME FOR THE YEAR PERTAINING TO THE GROUP		**297,035,891**		**112,711,478**

EXPLANATORY NOTES

Form and content of the consolidated financial statements for the year ended December 31, 2003

The consolidated financial statements for the year ended December 31, 2003 have been prepared in accordance with current rules on financial statements, as well as the regulations governing quoted companies.
These financial statements have been prepared on a going concern basis, using the formats laid down by the Civil Code for the balance sheet, income statement and the contents of the explanatory notes, making reference to laws that have been interpreted and supplemented by the accounting principles issued by the Italian Accounting Profession, as well as in compliance with CONSOB's regulations for the preparation of the consolidated financial statements.
The explanatory notes provide all additional information considered necessary in order to give a true and fair view of the group's assets and liabilities, results and financial position.

The explanatory notes and the report on operations include information required by CONSOB resolution no. 11971 of May 14, 1999, related to the approval of the rules for the application of Decree Law no. 58 of February 24, 1998, concerning issuers.

The report on operations also provides the information required by CONSOB in accordance with its recommendations contained in communication no. 97001574 dated February 20, 1997 on corporate controls and communication no. 98015375 of February 27, 1998 on related party transactions.

The consolidated financial statements are prepared on the basis of the financial statements of subsidiaries and associated companies, as approved by their respective shareholders' meetings or, if the AGM has not yet been held, on the basis of the draft financial statements approved by their respective Boards of Directors.

The accounting policies adopted for the preparation of the consolidated financial statements are in accordance with arts. 34 and 35 of Decree Law 127/1991 and are consistent with those used in the financial statements of the parent company AEM. The financial statements of subsidiaries have been prepared using the same accounting policies and principles as the parent company; no adjustment or reclassification was therefore needed to make them consistent with the accounting policies and principles applied by the parent company.
The balance sheet and income statement items are compared with the corresponding items in the consolidated financial statements for the year ended December 31, 2003.

These consolidated financial statements have been subjected to a full audit in accordance with the standards issued by CONSOB. The audit work was performed by Reconta Ernst & Young S.p.A.

Scope of consolidation

The consolidated financial statements of the AEM Group include the financial statements of the parent company and of the companies in which AEM S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings, as per article 2359 of the Italian Civil Code.
For consolidation purposes, AEM S.p.A. includes on a proportional basis those companies that are jointly controlled together with other partners on the basis of mutual agreements, as permitted by law.
Subsidiaries that are immaterial in size are excluded from line-by-line consolidation. These non-consolidated companies are carried at cost.
Associated companies are those in which AEM S.p.A. exercises, directly or indirectly, a significant influence. Significant influence means being able to exercise at least one fifth of the voting rights at ordinary shareholders' meetings, or one tenth, if the company is quoted on organised markets.
Associated companies of a material size are carried at equity in the consolidated financial statements, in other words they are consolidated on a summary basis, while those that are immaterial are carried at cost.
Equity investments in other companies are valued at cost.

An attachment to the explanatory notes gives a list of companies included in the consolidated financial statements and of the other equity investments. Group companies included in the scope of consolidation at December 31, 2003 are also listed, with an indication of the consolidation method used in these consolidated financial statements and changes compared with the previous year, as are equity investments valued at equity, and any changes since the previous year. Lastly, it also lists other equity investments which have not been valued at equity because they are immaterial.
The scope of consolidation of companies fully consolidated on a line-by-line basis has changed since December 31, 2002: these financial statements include AEM Calore & Servizi S.p.A and Serenissima Energia S.r.l., which at the end of the previous year were carried at equity and at cost respectively, as well as Servizi Calore Milano S.r.l. which is indirectly held through AEM Calore & Servizi S.p.A.
As regards equity investments consolidated on a proportional basis, the 2003 consolidated financial statements do not include Electrone S.p.A because its balance sheet and income statement figures are immaterial.

Consolidation principles

The consolidation principles used in preparing the consolidated financial statements for the year ended December 31, 2003 are the same as those used in preparing the consolidated financial statements for the year ended December 31, 2002, in line with article 31 of Decree Law no. 127/1991.

The financial statements of companies included in the scope of consolidation are consolidated on a line-by-line or proportional basis. Line items in the financial statements of the parent company and of the subsidiaries are added together, while those relating to intercompany transactions between group companies included in the consolidation are eliminated.

The application of the line-by-line method entails the following main adjustments:

- assets and liabilities of companies included in the consolidation are added together, eliminating the book value of the investment in the consolidated company against the corresponding portion of their shareholders' equity;
- any positive difference arising, at the time of purchase, on elimination of the purchase cost of investments against the related portions of shareholders' equity is booked as an adjustment to the asset values booked on the basis of the valuations carried out at the time of purchase. Any residual balance which cannot be allocated to specific assets is booked to intangible fixed assets as Goodwill arising from consolidation. If the balance is negative, it is booked to the Consolidation reserve for contingencies and future charges when attributable to forecast losses; if losses are not forecast, the balance is booked to an account in consolidated shareholders' equity called Consolidation reserve;
- any differences arising on subsequent eliminations of consolidated investments are booked to the Consolidation reserve under consolidated shareholders' equity. These differences are principally attributable to the results of consolidated companies not included in the income statements of the parent companies, to consolidation adjustments, and to the revaluation reserves;
- receivables and payables, costs and revenues, profits and losses originated by transactions between group companies not realised with third parties are eliminated, taking account of the tax effect; on the other hand, costs and revenues relating to transactions carried out at arm's length conditions are not eliminated, as the cost of doing so would be disproportionate to the total consolidation costs;
- gains generated by transferring assets to companies included in the scope of consolidation are eliminated; assets spun off and sold to a group company after revaluation, with the selling company recording a majority shareholding, are carried in the consolidated financial statements at the original value in the books of the selling company; similarly, any goodwill arising on the spin-off of assets to subsidiaries is eliminated in the consolidated financial statements;
- dividends distributed by companies included in the scope of consolidation are eliminated from the consolidated income statement and booked to reserves under shareholders' equity;
- provisions and value adjustments made solely to obtain tax benefits that could not otherwise be obtained are eliminated entirely. Deferred tax assets and liabilities are calculated on the timing differences between taxable income and the results of consolidated companies;
- the consolidation ratios used to calculate the portion of shareholders' equity and net income pertaining to the Group are based on the shareholdings held directly or indirectly by the parent company and its subsidiaries;

- third-party shareholdings in subsidiaries are shown under shareholders' equity as Minority interests in capital and reserves; the third-party portion of the consolidated result is shown under Net income/loss for the year pertaining to minority interests.

The companies in which the parent company holds a direct or indirect interest that is sufficient to exercise a significant influence are valued under the equity method, based on financial statements prepared at the same date as the consolidated financial statements.
Applying the equity method, the book value of the investment is adjusted to the corresponding portion of book net equity shown in the affiliate's draft or approved financial statements, after having deducted any dividends, made any adjustments needed by the accounting principles for the application of this consolidation method and after depreciating or amortising the difference in value paid on acquisition, depending on whether it was allocated to fixed assets or to goodwill.
The difference between the book value established under this consolidation method and the value carried in the financial statements of the parent company is recorded in a specific item in the consolidated income statement, for the portion of the results of the associated companies. Any differences deriving from dividends, prior year income or losses, capital grants or exchange differences are adjusted directly on the value of the investment, which the contra-entry booked to the Consolidation reserve under consolidated shareholders' equity.

Accounting policies

The accounting principles used in preparing the consolidated financial statements for the year ended December 31, 2003 are the same as those used in preparing the consolidated financial statements for the year ended December 31, 2002, in line with article 2426 of the Civil Code and Decree Law no. 127/1991.
In application of the accounting principle 25, issued in 1999, the consolidated financial statements include all taxes accruing to the year; in other words, considering both current income taxes and deferred tax assets and liabilities.

No exceptions to these accounting policies (as per Article 2423.4 of the Civil Code) have been made when preparing the financial statements.

The main accounting principles used in preparing the consolidated financial statements at December 31, 2003 are as follows:

Intangible fixed assets

These are booked at purchase or production cost, including ancillary charges and other directly related costs. They are amortised systematically over the period they are expected to benefit. If an intangible asset is considered unlikely to bring any future benefit, the residual value is written off.
Start-up and expansion costs and research and development costs relating to more than one year are capitalised, subject to the consent of the auditors. These costs are amortised over a period of five years.
Advertising costs are all charged to income during the period in which they are incurred.

Any goodwill arising from consolidation at the time that the book value of equity investments are eliminated against the corresponding portions of the subsidiaries' net equity, if it has not been allocated to specific assets of the consolidated companies concerned and all of the conditions exist, is booked as an asset in the consolidated balance sheet and amortised over the period that is expected to benefit from such goodwill, and in any case for no longer than twenty years.

Tangible fixed assets

Tangible fixed assets are stated at purchase or internal construction cost or transfer value based on an expert appraisal of the assets' worth. Cost includes ancillary charges and any direct and indirect costs reasonably attributable to the assets concerned.
The historical cost booked in the consolidated financial statements may include goodwill arising from consolidation, if attributed to these assets.
Assets under construction are shown in the financial statements at an amount equal to direct costs incurred during the year; they are not depreciated as the depreciation of tangible fixed assets begins when they are ready for use.

Depreciation is charged systematically each year on a straight-line basis at rates that reflect the residual useful lives of the assets.

The rates applied are given in the relevant section of the notes in the comments on assets. Additions to tangible fixed assets during the year are depreciated at half the standard rate.

Assets with a unit value of less than 516.46 euro are fully depreciated in the year of purchase

Freely transferable assets on expiry of the concession are depreciated each year on a straight-line basis over the residual life of the concessions, which have been renewed for another thirty years; this renewal has also been taken into consideration for concessions that have already expired at the date of these financial statements.
If the original useful life of fixed assets gets changed due to strategic policy decisions that alter certain underlying assumptions (such as the introduction of plans that involve replacing certain items of plant and machinery), the assets concerned are then depreciated on the basis of their new residual useful life.

Operating grants based on the cost of tangible fixed assets are released gradually to the income statement over the useful life of the assets concerned. The intention of this method is for the grants to directly reduce the cost of the assets to which they refer.

Ordinary maintenance costs are wholly expensed to the income statement; Maintenance costs that increase the value of fixed assets or extend their useful life are booked to the assets concerned.

Tangible fixed assets also include assets held under finance leases. As stated in the accounting principle on the consolidated financial statements and in accordance with international accounting standard no.17, these assets are booked to the balance sheet, while an equivalent amount of financial debt is booked to the liabilities side under other payables. This payable is progressively reduced on the basis of the repayment plan for the principal amounts included in the contractual instalments. The value of the asset booked to the balance sheet is depreciated each year on a straight-line basis at a rate that reflects its residual useful life. Gains made on the sale and lease back of an asset are deferred and depreciated over the useful life of the asset. In the case of a loss, it would be written off entirely in the year the transaction took place.

Financial fixed assets

Equity investments in companies not consolidated on a line-by-line basis, in cases where the parent company exercises a significant influence as per article 2359.2, of the Italian Civil Code, are valued under the equity method, as explained in the section on consolidation principles.
The higher purchase cost with respect to the corresponding portion of shareholders' equity determined on acquisition of equity investments in associated companies, if attributed to goodwill, is amortised over 20 years.

Other non-consolidated equity investments are valued at cost.

The value shown in the financial statements of equity investments carried at cost is determined on the basis of the purchase or subscription price or of the value attributed to assets transferred. The cost is reduced for any permanent impairment of value, in the event that these companies have suffered losses and foreseeable income is unlikely to be sufficient to recover them in the near future.
Their value is restated in future years if the reasons for the writedown no longer apply. Equity investments are carried at the lower of net equity or estimated realisable value, when they are involved in negotiations for their disposal.

If the shareholding rises following an increase in capital, subscribed and paid in by the holding company, the book value of the investment is increased by the amount of the subscription.
Equity investments are written down in the case of losses that cause reductions in share capital; in the case of increases in capital following reductions due to losses, the value of the investment is reduced and then written back again for the amount of the increase in capital.
Investments with negative net equity at the balance sheet date are written off and, in the event that the holding company decides to recapitalise, a provision for contingencies is set aside for the amount of the negative net equity.

If the affiliate prepares its financial statements in a foreign currency, the valuation is made with reference to the same currency. Any loss arising from this process is converted into euro at the historical exchange rate used in establishing the original cost of the equity investment.
The historical exchange rate can be modified only following an exchange rate change entailing a permanent loss in value. In this case, the new exchange rate replaces the historical exchange rates and the book value is written down accordingly.
In order to compare the book value of the investment with the equivalent portion of the subsidiary's net equity, it is converted in euro at the year-end exchange rate.

Equity investments scheduled to be sold during the next financial year are reclassified to current financial assets.

Fixed-interest securities expected to be remain in portfolio for the long term are valued at their transfer or purchase cost, including ancillary charges. The cost is written down in the event of a permanent impairment of value.

Receivables shown under financial fixed assets are stated at their estimated realisable value.

Inventories

Inventories are booked at the lower of purchase cost, including directly attributable charges, and estimated replacement value, based on market trends.
Cost is calculated according to the weighted average method. Market value is based on the year-end current costs of inventories.
Obsolete and slow-moving inventories are written down by means of a provision for obsolescence according to the likelihood that they will be used in production or disposed of.

Contract work in progress relating to orders lasting more than one year is valued on the basis of revenues that have accrued with reasonable certainty, according to the stage of completion method, calculated by comparing them with the costs already incurred and all costs to completion; contract work in progress relating to orders lasting less than one year are valued at cost. Any losses on long-term contracts estimated with reasonable accuracy are written off to the income statement in the year that they become known.

Receivables

Receivables are shown at estimated realisable value by making specific provisions for bad and doubtful accounts. Receivables include invoices issued at the end of the year, as well as those still to be issued for services rendered during the year. Receivables from customers involved in bankruptcy proceedings or in clear financial distress, for which there is no point in taking executive action, are written off entirely or to the extent that they look unrecoverable based on available information and the state of current court proceedings.

Receivables for financial transactions include amounts due from financial institutions for commercial paper and repurchase agreements; they are shown at the price paid for such transactions. Interest on these financial transactions that has accrued during the year but not yet been paid is booked under accrued income.

Other current receivables include deferred tax assets which have been calculated as explained in the accounting policy on income taxes.

Current financial assets

Securities and equity investments due to be sold in the short term or which reach their natural maturity within one year are valued at the lower of cost (weighted average purchase cost) and market value at the year-end. The original cost is reinstated if the reasons for previous writedowns no longer apply.

Accruals and deferrals

These include portions of costs and revenues relating to two or more years which vary based on time, thereby complying with the matching principle on an accrual basis.

Reserves for contingencies and other charges

These reserves are created to cover losses or liabilities of a specific nature, the existence of which is certain or likely, but for which the amount or date of occurrence could not be established at the time the financial statements were prepared. The provisions made to these reserves reflect the best possible estimate based on the information available at the time.

The tax reserve includes deferred tax liabilities, calculated as explained in the accounting policy on income taxes.

Reserves for contingencies and other charges include a provision for payments in lieu of notice that are due to current employees who, on retirement, are entitled to receive an additional number of monthly wages, as specifically laid down in the labour contract for the electricity industry. This reserve is shown at current value, based on actuarial estimates.

The reserve for specific risks also includes a provision for the present value, based on actuarial calculations, of the liability to retired former employees, who are entitled to a supplementary pension out of the Premungas fund, and to employees whose entitlement is currently accruing.

Severance indemnities

This reserve covers the accrued liability to all employees at the date of the financial statements. It is calculated on the basis of Law No. 297 of May 29, 1982 and includes the severance indemnities owed to employees on the payroll at the end of the year, net of advances paid pursuant to art. 1 of the said law. This liability is subject to revaluation on the basis of official indices.

This item also includes amounts that accrued when employees reach the years of service needed to receive a minimum pension. These amounts are due to current employees who on retirement will be entitled to receive some additional months' wages as foreseen in internal agreements and the national labour contract.

Payables

Payables are shown at face value.
Income taxes payable are based on an estimate of the tax burden for the year charged at current tax rates on a realistic estimate of taxable income, taking into account any tax credits, carry-forward tax losses absorbed during the year and specific tax benefits. If the amount of income taxes payable is lower than the amount of tax credits, advance payments and withholding tax incurred, the difference is considered a tax credit and is shown as an asset in the balance sheet.

Memorandum accounts

These include guarantees given, directly and indirectly, and guarantees received, broken down by guarantee deposits, sureties and other guarantees for an amount equal to the current commitment, with collateral at an amount equal to the value of the right or asset offered in guarantee.

Revenue and cost recognition

Revenues and income are stated net of returns, discounts and allowances, as well as taxes directly related to the sale of products and services.
In particular:

- proceeds from the sale of electricity are recognised and booked at the time the power is supplied;
- revenues from services are recognised on completion of the service and in accordance with related contracts; Revenues from contract work in progress are recognised according to the stage of completion;
- revenues from the sale of assets are recognised on transfer of ownership;
- contributions from the Electricity Equalisation Fund are subsidies towards energy costs due to the parent company AEM as a producer of electricity. They are calculated on the basis of the average thermoelectric output achieved in the previous three years, bearing in mind the company's level of efficiency. They also depend on the overall mix of electricity production as laid down by the Energy Authority in resolution 70/1997, as well as other contributions owing to group companies as foreseen in the resolutions issued by the Authority for Electricity and Gas;
- connection contributions are considered as revenues from services rendered during the year, and therefore booked on an accruals basis;
- capital grants are booked to the financial statements on collection or on receipt of formal approval of the grant, if this takes place earlier. They are deducted from the value of the asset to which they refer and credited to the income statement over the same period that the asset is depreciated;
- expenses are booked on an accrual basis according to the matching principle;
- financial income and expenses are recognised on an accrual basis;
- dividends from equity investments in other companies are booked in the same year that the company's shareholders' meeting approving the distribution of income or reserves is held.

Income taxes

Income taxes for the year are calculated in accordance with current regulations, applying current tax rates and taking specific tax benefits into account.
Deferred taxes are calculated on timing differences, including those caused by consolidation adjustments, and booked to the reserve for deferred taxation, but only if the net amount is a liability. If the net amount is a deferred tax asset, it may be booked to other current receivables, but only if there is reasonable certainty that sufficient taxable income will be generated in the periods when the timing differences reverse to absorb them. Deferred tax assets are reviewed each year to ensure that there is still reasonable certainty that sufficient taxable income will be generated in the future to recover the entire amount.
No deferred taxes are calculated on timing differences that are unlikely to reverse, resulting in a payment or recovery of tax.
Deferred tax assets and liabilities are booked according to the balance sheet method. In order to take into account the different tax rates applicable to different levels of income, deferred tax assets and liabilities are calculated at the average rates expected to apply in the periods when the timing differences will reverse.
Differences resulting from changes in taxes and/or tax rates are booked to the period in which the new rules take effect and become effectively applicable.
When calculating deferred tax assets, the tax benefit deriving from the future absorption of current- or prior-year tax losses can be taken into account, if there is reasonable certainty that they will be recovered in the short term.

Deferred tax assets and liabilities of the various consolidated companies are only compensated if there is a legal right to do so.

Translation of balances denominated in foreign currency

Receivables and payables originally denominated in foreign currencies are translated into Euro at the historical exchange rates ruling at the transaction dates. Payables that have been hedged are translated into euro at the exchange rate applicable to the hedging transaction. Exchange differences realised on the collection of receivables and the settlement of payables are booked to the income statement. Any net losses arising at year-end on the translation of receivables and payables denominated in foreign currencies are charged to the income statement; on the other hand, if the conversion results in a net profit, this is shown in the income statement as financial income.

COMMENTS ON THE FINANCIAL STATEMENTS OF THE GROUP

At December 31, 2003, the scope of consolidation includes AEM Calore & Servizi S.p.A. and Serenissima Energia S.r.l. which were not fully consolidated at December 31, 2002, as well as Servizi Calore Milano S.r.l., a subsidiary acquired during the year which is held indirectly through AEM Calore & Servizi S.p.A..
Electrone S.p.A. has not been consolidated at December 31, 2003 as its results are immaterial.

1. BALANCE SHEET

The balance sheet at December 31, 2003 shows total assets of 4,046,269 thousand euro and total liabilities of 2,679,917 thousand euro; shareholders' equity amounts to 1,366,352 thousand euro.
Net income for the year came to 297,036 thousand euro.

ASSETS

B) FIXED ASSETS

B I) INTANGIBLE FIXED ASSETS

	12/31/2003	12/31/2002
(thousands of euro)		
Start-up and expansion costs	9,343	12,354
Research and development costs	26	
Industrial patents and intellectual property rights	2,036	2,468
Concessions, licenses, trademarks and similar rights	12,172	7,002
Goodwill	109,520	121,918
Goodwill arising from consolidation	39,771	10,856
Assets in process of formation and advances	8,798	986
Other intangible fixed assets	9,669	13,402
Total intangible fixed assets	**191,335**	**168,986**

The historical cost does not include any allocations of consolidation differences.

At December 31, 2003 intangible assets total 191,335 thousand euro (168,986 thousand euro at December 31, 2002), net of amortisation of 33,539 thousand euro, and refer to the capitalisation of costs relating to more than one year and to intangible assets such as:

- start-up and expansion costs amount to 9,343 thousand euro (12,354 thousand euro at December 31, 2002) and refer mainly to: the capitalisation of costs incurred in 2000 and related to the process of transforming AEM S.p.A. into a joint-stock company; the capitalisation of costs incurred by AEM Distribuzione Electricità S.p.A. for the acquisition of Enel Distribuzione

S.p.A.'s electricity network; the costs connected with the 1999 increase in capital by the subsidiary Metroweb S.p.A. Such costs are amortised on a straight-line basis over five years;

- research, development and advertising costs totalling 26 thousand euro, mainly refer to the capitalisation of expenses incurred by AEM Calore & Servizi S.p.A., for the study and development of a new revenue and order management procedure. Such costs are amortised on a straight-line basis over five years;
- industrial patents and intellectual property rights amounting to 2,036 thousand euro (2,468 thousand euro at December 31, 2002) concern the capitalisation of costs incurred for the purchase of software licences for an unlimited period. Such costs are amortised on a straight-line basis over three years;
- concessions, licences, trademarks and similar rights total 12,172 thousand euro (7,002 thousand euro at December 31, 2002) and include costs for the purchase of software licences for a limited period. Such costs are amortised on a straight-line basis over three years;
- Goodwill arising on the acquisition of the business unit from ENEL Distribuzione S.p.A. by AEM Distribuzione Elettricità S.p.A., which took place on November 1, 2002, amounts to 109,520 thousand euro (121,918 thousand euro at December 31, 2002), net of the amortisation charge for the period. This goodwill, originally of 123,984 thousand euro, is mainly for title to the concessions for the distribution of electricity in Milan and Rozzano (as per the convention with the Ministry of Trade and Industry dated May 2, 2001). It is amortised on a straight-line basis over ten years;
- consolidation differences, totalling 39,771 thousand euro (10,856 thousand euro at December 31, 2002), derive from: the acquisition by the parent company AEM S.p.A. of a majority interest in the subsidiary Serenissima Gas S.p.A.; the acquisition during the year of 33% of Metroweb S.p.A.; line-by-line consolidation of AEM Calore & Servizi S.p.A. and Serenissima Energia S.r.l.; and of Servizi Calore Milano S.r.l., controlled indirectly through AEM Calore & Servizi S.p.A. These values, which consist of the difference between the purchase cost, including ancillary charges, and the relevant portion of net equity, are amortised on a straight-line basis over ten years;
- assets in process of formation amount to 8,798 thousand euro (986 thousand euro at December 31, 2002) and refer to the cost of developing new applications software currently being completed and utilisation rights for the network not yet used by Metroweb S.p.A.;
- other intangible fixed assets total 9,669 thousand euro (13,402 thousand euro at December 31, 2002) and refer to: expenses to modify users' installations to work with natural gas; costs for the transformation of municipal heating plants to natural gas; costs for the transformation and installation of heating plant owned by customers; design costs for the construction of a museum in the Bovisa area; maintenance costs on the buildings in Corso di Porta Vittoria and Via Caracciolo; expenses incurred by Metroweb S.p.A. to equip telecommunication points of presence ("PoP") rented by the parent company AEM S.p.A. and by third party suppliers.
  These costs are amortised on a straight-line basis over three years, except for leasehold improvements which are amortised over the duration of the rental contract.
  Other intangible fixed assets also include ancillary charges relating to the bond loan issued by AEM S.p.A. during 2003, amortised on a straight-line basis over the duration of the loan, as well as expenses on loans stipulated by the parent company AEM S.p.A. and amortised on a straight-line basis over the duration of the loan in question.

Intangible fixed assets at December 31, 2003 increased by 22,349 thousand euro compared with December 31, 2002, as a result of:

- capital expenditure during the year for 23,099 thousand euro:
- inclusion of the intangible fixed assets of AEM Calore & Servizi S.p.A. and Servizi Calore Milano S.r.l., consolidated line-by-line during the year, for 1,187 thousand euro;

- the consolidation differences of 33,921 thousand euro relating to Serenissima Energia S.r.l., Metroweb S.p.A., AEM Calore & Servizi S.p.A. and Servizi Calore Milano S.r.l., consolidated line-by-line for the first time;
- the reclassification from "Intangible fixed assets" to "Tangible fixed assets" of certain capitalised expenses for 94 thousand euro;
- the elimination of certain expenses capitalised to "Other intangible fixed assets – Leasehold improvements" for 5 thousand euro;
- the writedown of certain costs capitalised to "Other intangible fixed assets – Financial expenses" for 2,220 thousand euro, relating to ancillary charges on loans taken out in previous years and written off following early repayment by Metroweb S.p.A.;
- the amortisation charge for the year of 33,539 thousand euro.

Intangible fixed assets and changes during the year are analysed in attachment no. 1 of the explanatory notes.

B II) TANGIBLE FIXED ASSETS

The following table summarises the main categories of net tangible fixed assets:

	12/31/2003	12/31/2002
(thousands of euro)		
Land and buildings	179,421	181,369
Plant and machinery	1,731,525	1,646,053
Industrial and commercial equipment	6,386	7,916
Other tangible fixed assets	14,353	14,239
Construction in progress and advances	215,795	215,703
Total tangible fixed assets	**2,147,480**	**2,065,280**

The historical cost does not include goodwill arising from consolidation.

Tangible fixed assets total 2,147,480 thousand euro (2,065,280 thousand euro at December 31, 2002) and increased by 82,200 thousand euro, due to:

- capital expenditure during the year for 227,798 thousand euro:
- the value of the assets owned by AEM Calore & Servizi S.p.A. and Servizi Calore Milano S.r.l., consolidated line-by-line during the year under review, for 368 thousand euro;
- the reclassification from "Intangible fixed assets" to "Tangible fixed assets" of certain capitalised expenses for 94 thousand euro;
- the disposal of assets for 56,189 thousand euro, net of accumulated depreciation;
- the writedowns for the year of 8,372 thousand euro;
- the depreciation charge for the year of 81,499 thousand euro.

As regards the fixed assets transferred by the parent company to the subsidiaries during 1999, for consolidation purposes we have applied the accounting principles and eliminated the transfer gains, being the difference between the book value of the assets transferred and their appraisal value established by the expert appointed by the Court in connection with the transfer of the fibre-optic network to the subsidiary Metroweb S.p.A. and of the power transmission, power distribution, and natural gas and heat distribution businesses to AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A.

"Tangible fixed assets" include under "Buildings in leasing", the value of the buildings in Via Caracciolo and the building in Corso di Porta Vittoria bought in leasing in 1999 and 2001 for 16,737 thousand euro and 53,550 thousand euro respectively, net of gains of 10,119 thousand euro and 678 thousand euro realised as a result of the sale and lease back.
These transactions are accounted for in the consolidated financial statements according to the finance lease method, as prescribed by the relevant accounting principle.

Capital expenditure

Capital expenditure during the year mainly concerned the following assets:

Land and buildings

a) Non industrial buildings
Expenditure amounted to 31 thousand euro and mainly refers to works carried out on the "Casa Soggiorno" buildings in Bormio (SO), various buildings in Tirano (SO) and South Receiver station.

b) Industrial land and buildings
Expenditure during the year came to 4,203 thousand euro and was mainly for restructuring work on the industrial buildings of the fuel cell plant, on the electricity museum in Piazza Po, on the West Receiver station, on the Bovisa, Orobia and Canavese offices, and on the Trento, Caracciolo and Gonin offices. In addition, works have been carried out on the heating plants at Cassano d'Adda (MI) and Grosio (SO) and on the buildings in San Donà di Piave (VE).

Plant and machinery

a) Hydroelectric production plants
Expenditure on the hydroelectric plants came to 3,298 thousand euro, mainly for purchasing strategic spare parts for the Lovero (SO), Grosio and Stazzona (SO) plants, revamping the Group 2 generator at the Grosio plant, upgrading the Premadio (SO) plants, as well as enlarging the remote control plant and of the remote meter-reading plant.

b) Thermoelectric production plant
Expenditure on the thermoelectric production plants consisted of 4,116 thousand euro on strategic spare parts for the 1, 2 and 5 groups, and on installing a fire-fighting sprinkler system.

c) Heating production plants
Expenditure in this sector totalled 735 thousand euro and was for upgrading the cogeneration points in the Tecnocity and Famagosta areas of Milan and the heat exchange plants in Figino and Sesto San Giovanni (MI).

d) Transport lines
Capital expenditure amounted to 2,639 thousand euro and referred to preservation works on 220 kv and 130 kv lines, the installation of new optical fibre guard cables on the 220 kv Grosio-Premadio and Grosio-Milan lines and on the 130 kv Grosotto-Milan line, as well as works on the 220 kv North Receiver station/Cassano and South Receiver station/Premadio lines, as part of the construction of the high-speed railway system.

e) Transformation stations
Expenditure amounted to 179 thousand euro.
Work was carried out on the North, South and West Receiver stations and on the primary cabins at Lambrate, Porta Volta and Porta Vigentina.

f) Electricity distribution networks
Work was carried out during the year for 18,951 thousand euro.
It related mainly to extensions to the medium and low voltage network, renovation of the transformer and isolator cabins and upgrading of internal systems. In addition, work was carried out on the Bassi, Gadio, Brunelleschi, Caracciolo, San Dionigi and Trento substations, on medium and low voltage primary cabins, on remote control plants, as well as on the remote meter-reading plants. These mainly concerned the extension of telephone lines and medium and low voltage lines in Valtellina and of telecommunication networks in the Milan offices.

g) Gas distribution network
Work was carried out during the year for 24,604 thousand euro.
It mainly involved the laying of medium and low pressure pipes, the fitting of risers and measuring devices for the upkeep of the network and the acquisition of new residential users and district heating plants. In addition, new network cabins, new cathode protection equipment and remote plant control systems were installed.

h) Heat distribution network
Expenditure amounted to 1,522 thousand euro and was mainly for the development of district heating networks in the Sesto San Giovanni (MI), Tecnocity, Famagosta, Figino and Bovisa areas. In addition, new remote control systems were installed on the cogeneration plants.

i) Telecommunications networks
Capital expenditure amounting to 17,680 thousand euro mainly concerned excavation work and the building of the cable duct infrastructure and the purchase and laying of fibre-optic cables.

Industrial and commercial equipment

New equipment and mobile phones have been purchased for 405 thousand euro.

Other tangible fixed assets

New furniture, fittings, office machines and assets with a unit value of less than 516 euro were purchased for a total of 2,566 thousand euro.

Transferable assets

Capital expenditure amounted to 1,376 thousand euro and concerned modification of the inlet basins of the Lovero plant and consolidation of the Premadio-Valgrosina canal.

Work in progress

a) Non industrial buildings
These total 146 thousand euro and refer to restructuring works on buildings in the Canavese area.

b) Industrial buildings
Expenditure for 4,522 thousand euro mainly concerned the buildings of the North, South and West Receiver stations, the primary cabin at Porta Volta, buildings in the Bovisa and Orobia areas, the plant at Cassano d'Adda and civil engineering works on the cogeneration plant in Novate Milanese. In addition, the silos area of the warehouse in Via Gonin was revamped and the "Casa dell'Energia" in Piazza Po enlarged.

c) Electricity production plants
Assets under construction total 87,876 thousand euro.
The main investments at the hydroelectric production plants involved the expansion of the plant at Premadio, the installation of new equipment at the Grosio power station, as well as the design of a new hydroelectric control panel in the Conca Fallata area in Milan, for a total of 22,428 thousand euro.
Capital expenditure at the thermoelectric production plants for a total of 65,448 thousand euro mainly involved a further upgrading of the 380 MW combined cycle power plant at Cassano d'Adda (MI).

d) Heating production plants
Work in progress totalling 2,872 thousand euro relates to the construction of cogeneration plants in the Figino, Tecnocity, Bovisa, Comasina, Rogoredo areas and in the municipality of Novate Milanese.

e) Transformation stations
Work in progress amounts to 3,959 thousand euro and essentially refers to the plants of the North, South and West Receiver stations and to the primary cabins in Lambrate, Porta Venezia, Porta Vigentina and Musocco.

f) Electricity distribution networks
Work in progress totals 613 thousand euro and principally refers to interventions on the Caracciolo, Suzzani, Mugello, Po, Gadio, San Dionigi, Brunelleschi substations, on the Pergolesi secondary cabin and ongoing work on the remote control system of primary plants and of the transformer and isolator cabins.

g) Gas distribution network
Work in progress amounting to 69 thousand euro relates to the design of the 4th gas outlet and the alarm system at the 2nd stage cabin at Bovisa.

h) Heat distribution network
Work in progress in this sector totalled 464 thousand euro and concerned ongoing expansion of the district heating network in the areas of Figino, Famagosta, Bovisa, Sesto San Giovanni and Novate Milanese.

i) Telecommunications networks
The group carried out capital expenditure of 19,377 thousand euro, which include the network infrastructure not yet available for use at the balance sheet date.

j) Other tangible fixed assets
Capital expenditure for 1,500 thousand euro refers to fibre-optic cables not yet laid at the balance sheet date and to the development of information systems.

k) Transferable assets
The main activity in this segment was the ongoing excavation and construction work for the new Viola Canal, consolidation works for the San Giacomo dam and on the forced conduit at Grosotto (SO) for a total of 24,095 thousand euro.

Disposals

Decreases in tangible fixed assets amount to 56,189 thousand euro and mainly refer to the extraordinary disposal of certain assets belonging to the Cassano d'Adda power station after its repowering, to the sale of residential buildings in Tirano and Stazzona, to the demolition of the gasometer near Bovisa and of the residential building near the warehouse in Via Gonin, to the disposal of certain components of the Grosio power station, to the disposal of electric and telephone lines in Valtellina, to the disposal of transformation and isolator cabins, of medium and low voltage cables, of internal plants on customers' premises, underground pipes, of risers and measuring devices no longer considered useful to the company, and to the sale of motor vehicles. This caption also includes the elimination of certain costs capitalised in previous years in connection with the laying of telecommunication networks of the subsidiary Metroweb S.p.A., connected to the "surcharge for maintenance costs deriving from the utilisation of public ground by telecommunication operators" the application of which the Council of State definitively ruled as illegitimate in its judgement of May 2003. Lastly, decreases also include the effect of transferring the IT equipment pool, made up of personal computers, printers and other peripherals, to e-Utile S.p.A..

Writedowns

Writedowns, totalling 8,372 thousand euro, refer to Group 1 components and the reservoirs of the Cassano d'Adda power station, as well as to the T3 transformer of the South Receiver station no longer considered of use to the plant, but not yet disposed of during the year.

Accumulated depreciation

(thousands of euro)	12.31.2003	12.31.2002
Accumulated depreciation	330,667	270,608

Accumulated depreciation amounts to 330,667 thousand euro after the charge for the year of 81,499 thousand euro and covers 14.6% of the gross value of plant, machinery and other installations in use at December 31, 2003. The amount of this reserve essentially reflects the fact that the transfer of the power transmission, distribution and sale businesses and the gas and heat distribution and sale business from AEM S.p.A. to its subsidiaries took place after the financial statements were closed, which meant that the assets were booked in the balance sheets of the transferee companies net of accumulated depreciation.

Depreciation of tangible fixed assets is calculated on the basis of percentages that reflect the residual useful life of the assets.

The minimum and maximum percentages applied by category are:

- non industrial buildings	1.2 % - 12.5 %
- industrial land and buildings	0.8 % - 12.5 %
- production plants	1.0 % - 15.0 %
- transport lines	0.7 % - 100 %
- transformation stations	1.8 % - 50.0 %
- distribution networks	0.7 % - 50.0 %
- other equipment	3.3 % - 100 %
- mobile phones	100 %
- furniture and fittings	5.0 % - 15.0 %
- electric and electronic office machines	5.0 % - 25.0 %
- vehicles	10.0 % - 25.0 %

The assets freely transferable on expiry of the concession (hydroelectric plants) are depreciated on the assumption that the concessions will be renewed for another thirty years; this renewal has also been taken into consideration for concessions that have already expired at the date of these consolidated financial statements.
AEM S.p.A. is of the opinion that this time horizon adequately reflects the useful life attributed to transferable assets and that this is supported by current regulations. Indeed, Industry Ministry decree no. 79/1999 foresees that hydroelectric concessions can be renewed for thirty years from the expiry date, on condition that the concession holder has a plan to boost productivity of the plants concerned.

If the original useful life of fixed assets gets changed due to strategic policy decisions that alter certain underlying assumptions, such as the introduction of plans that involve replacing certain items of plant and machinery, the assets concerned are then depreciated on the basis of their new residual useful life.

No financial charges were capitalised during the period.

"Tangible fixed assets" are summarised in attachment no. 2 of the notes. It indicates for each item opening balances, changes for the year, closing balances and accumulated depreciation.

B III) FINANCIAL FIXED ASSETS

B III 1) Equity investments

B III 1 a) Equity investments in subsidiary companies

These total 15 thousand euro (9,539 thousand euro at December 31, 2002) and refer exclusively to the investment in AEM Delmi S.r.l., which was not consolidated on a line-by-line basis. This item includes 10 thousand euro relating to the purchase of 100% of this company in December 2002 and 5 thousand euro to the payment in April 2003 to cover prior year and expected future losses.
At December 31, 2002 this caption comprised equity investments in AEM Calore & Servizi S.p.A. and Serenissima Energia S.r.l. which at December 31, 2003 have been consolidated line-by-line.

B III 1 b) Equity investments in associated companies

(thousands of euro)	**12/31/2003**	**12/31/2002**
Equity investments	16,187	94,421

Equity investments in associated companies, valued under the equity method, amount to 16,187 thousand euro and decrease by 78,234 thousand euro with respect to the end of the previous year.

The following table shows the composition and changes for the year:

Equity investments in associated companies	Historical cost	Revaluations	Writedowns	Other changes	Net value
Amount at December 31, 2002	**87,004**	**31,706**	**(21,648)**	**(2,641)**	**94,421**
Changes in 2003:					
- changes in share capital		-	-	-	-
- acquisitions		-	-	-	-
- transfer		-	-	-	-
- subscriptions	990	-	-	-	990
- disposals	(70,148)	(28,571)	18,349		(80,370)
- revaluations		565			565
- writedowns			(1,625)		(1,625)
- repayments	(35)				(35)
- reclassifications				(1,580)	(1,580)
- shareholder loans					-
- other changes				3,821	3,821
Total changes at December 31, 2003	(69,193)	(28,006)	16,724	2,241	(78,234)
Amount at December 31, 2003	**17,811**	**3,700**	**(4,924)**	**(400)**	**16,187**

The changes for the year mainly concerned:

- the sale of AEM S.p.A.'s 30.8% interest in Fastweb S.p.A. to e.Biscom S.p.A. on June 23, 2003. As a result, equity investments in associated companies went down by 80,370 thousand euro, its historical cost on acquisition, and to adjustments carried out in subsequent years when it was valued at equity;
- the subscription of the increase in capital of Mestni Plinovodi d.o.o. on October 29, 2003 for 990 thousand euro; at December 31, 2003 AEM has a 41.11% interest in this company;
- an increase in the investment in Mestni Plinovodi d.o.o. of 2,749 thousand euro, when AEM S.p.A. accepted to take on part of its debt;
- reclassification under current assets of the investment in Consorzio 3A (1,580 thousand euro);
- writedowns of 1,625 thousand euro, of which 1,103 thousand euro for the portion of losses generated during the period by Mestni Plinovodi d.o.o., carried at equity, and 522 thousand euro for the writedown of Consorzio Italpower;
- revaluations of 565 thousand euro for the group's portion of income earned during the year by the associated companies Società Servizi Valdisotto S.p.A. (17 thousand euro), Malpensa Energia S.r.l. (236 thousand euro) and e-Utile S.p.A. (312 thousand euro), valued at equity;
- reimbursement of a portion of the Consorzio Italpower consortium fund, 35 thousand euro.

The commitment taken in favour of Simest S.p.A., a minority shareholder of Mestni Plinovodi d.o.o., for the purchase of 50% of the interest currently held by Simest S.p.A. (17.543%) on June 30, 2009. The purchase price has been irrevocably agreed between the parties, as the higher between the cost incurred by Simest S.p.A. for the acquisition of the investment (1.5 million euro) and the company's net equity at June 30, 2009.

As regards the investment in Energheia S.p.A., the expected increase in the stake held in this company is subject to receiving all of the authorisations required to build a combined-cycle cogeneration plant, which had not yet been obtained at December 31, 2003. The percentage held therefore remains the same as at the end of the previous year.

B III 1 d) Equity investments in other companies

Equity investments in other companies amount to 450,484 thousand euro (265,559 thousand euro in 2002) and have risen by 184,925 thousand euro compared with December 31, 2002, as detailed in the following table:

Equity investments in other companies	Historical cost	Revaluations	Writedowns	Writebacks	Net value
Amount at December 31, 2002	**284,070**	**-**	**(18,511)**	**-**	**265,559**
Changes in 2003:					
- changes in share capital		-	-	-	-
- acquisitions	5,081	-	-	-	5,081
- transfer		-	-	-	-
- subscriptions	184,691	-	-	-	184,691
- disposals	(2,184)				(2,184)
- writedowns			(4,640)		(4,640)
- writebacks				1,969	1,969
- reclassification					-
- other changes	8				8
Total changes at December 31, 2003	187,596	-	(4,640)	1,969	184,925
Amount at December 31, 2003	**471,666**	**-**	**(23,151)**	**1,969**	**450,484**

The changes for the year mainly concerned:

- the subscription of the increase in capital of Edipower S.p.A. on August 27, 2003, for 184,691 thousand euro, consisting of 136,808,000 shares with a par value of 1 euro each; as a result of this subscription, the investment held by AEM S.p.A. went from 13.4% to 16.0%;
- the purchase of 9,250 shares in ATEL for 5,081 thousand euro; at the end of the year, AEM S.p.A. held 174,855 shares, representing 5.76% of the company's share capital;
- the writedown of the interest in AEM di Torino S.p.A. for 4,640 thousand euro for prudence sake to bring its historical cost into line with the average market value for the last six months;
- the sale of the equity investments in ASM di Brescia S.p.A., Brescia Mobilità S.p.A., and Anphora S.r.l. for 2,176 thousand euro;
- the writeback of the investment in e.BISCOM S.p.A., for 1,969 thousand euro, to bring its historical cost into line with the average market value for the last six months.

The shareholding in Edipower S.p.A. has been pledged in guarantee of bank loans granted to this company. AEM S.p.A. retains the voting rights of the pledged shares. In addition, Interbanca, Unicredito S.p.A. and Royal Bank of Scotland, the financing partners of Edipower S.p.A., have a put option on their Edipower shares, which can be exercised from the fifth year after signing the

shareholders's agreement. If the put option is exercised, each of the industrial partners will have to purchase the shares in proportion to their existing holdings, which for AEM could be 4.0% maximum, for an estimated 84,000 thousand euro.
As part of the refinancing of Edipower S.p.A., AEM S.p.A. issued a guarantee of 100,000 thousand euro in favour of this associated company to cover the *cost overrun*, *defects liability and performance* which Edipower S.p.A. might incur in implementing its repowering plan.

The equity investments included under financial fixed assets, both consolidated and non-consolidated, and the equity investments carried at equity or at cost are listed in attachments nos. 3 and 4 to the explanatory notes.

B III 2) Receivables

(thousands of euro)	12/31/2003	12/31/2002
Receivables from associated companies	**5,176**	**5,176**
of which:		
Beyond one year	5,176	5,176
Within one year		
Other receivables	**1,008**	**6,428**
of which:		
Beyond one year	664	6,195
Within one year	344	233

This item includes medium/long term receivables outstanding at December 31, 2003 and totals 6,184 thousand euro (11,604 thousand euro at December 31, 2002). This caption is made up of:

- receivables from associated companies amounting to 5,176 thousand euro, which are unchanged with respect to the financial statements at 31 December 2002. Of this amount 1,545 thousand euro relates to the loan granted to the associated company Alagaz S.p.A. to carry out the "Methanisation of Porgolovo" project in St Petersburg, while 3,630 thousand euro refers to long-term loans to Energheia S.p.A.;
- other receivables, which amount to 1,008 thousand euro (6,428 thousand euro at December 31, 2002) refer to:
  - 339 thousand euro of amounts due from personnel (410 thousand euro at December 31, 2002), of which 119 thousand euro are repayable within one year and concern loans to employees;
  - 225 thousand euro of receivables from users (246 thousand euro at December 31, 2002);
  - 444 thousand euro of guarantee deposits (325 thousand euro at December 31, 2002);

Changes for the year and maturities for these receivables are shown in the following table:

(thousands of euro)	Amount at 12/31/2002	Changes during the year	Amount at 12/31/2003	Receivables due Within one year	Beyond 1 and up to 5 years	Beyond 5 years
Receivables from associated companies	**5,176**	0	**5,176**		**5,176**	
Other receivables						
due from personnel	410	(71)	339	119	214	6
miscellaneous receivables from users	246	(21)	225	225	-	-
guarantee deposits	325	119	444		444	-
receivables from the tax authorities	5,447	(5,447)	-	-	-	-
Total	**11,604**	**(5,420)**	**6,184**	**344**	**5,834**	**6**

The total decrease, amounting to 5,420 thousand euro compared with the previous year, is essentially attributable to the reclassification to current assets of the receivable from the tax authorities for the IRPEF advance payment, which is considered wholly collectible.

No writedowns were made to non-current receivables as it is believed that they will be collected in full.

B III 3) Other securities

(thousands of euro)	12/31/2003	12/31/2002
Other securities	238,206	80

At December 31, 2003 these total 238,206 thousand euro, an increase of 238,126 thousand euro with respect to the end of the previous year, after the subscription in two tranches (in June and July 2003) of a bond loan issued by e.Biscom. The bonds are convertible in shares of the same company. This caption also includes government securities or securities guaranteed by the government, maturing beyond one year, which AEM S.p.A. intends to hold up to their natural maturity.
During the period under review the company did not make any writedowns for permanent impairment of value.

On December 19, 2003 the Board of Directors of AEM S.p.A. approved early conversion of the e.Biscom convertible bond 2003-2006. On December 23, 2003 e.Biscom S.p.A. in turn waived its right to early reimbursement pursuant to art. 11 of the loan regulations. The new shares were issued on January 12, 2004.

C I) INVENTORIES

(thousands of euro)	12/31/2003	12/31/2002
Inventories	48,264	48,023

At December 31, 2003, inventories were made up as follows, with the following changes compared with the end of the previous year:

(thousands of euro)	Amount at 12/31/2002	Changes during the year	Amount at 12/31/2003
Raw, ancillary and consumable materials			
- materials and appliances	8,330	(763)	7,567
- obsolescence reserve	(1,377)	1,277	(100)
	6,953	514	7,467
- fuel	29,939	(2,354)	27,585
- other stocks	-	-	
Total raw, ancillary and consumable materials	36,892	(1,840)	35,052
Contract work in progress	11,131	2,081	13,212
Total	48,023	241	48,264

Changes in inventory reserves were as follows:

(thousands of euro)	Amount at 12/31/2002	Provision	Utilisation	Other changes	Amount at 12/31/2003
Obsolescence reserve	(1,377)	(145)	9	1,413	(100)

Inventories of materials increased by 514 thousand euro.
Group inventories of fuel, totalling 27,585 thousand euro, mainly refer to the group's portion of inventories belonging to Plurigas S.p.A., consolidated on a proportional basis.
The book value of materials in inventory was written down to current value by means of an obsolescence reserve.

This reserve, which at December 31, 2003 amounted to 100 thousand euro (1,377 thousand euro at December 31, 2002), was set aside to write down materials that are slow-moving in the medium term, as well as those that are considered obsolete.
The decrease with respect to the previous year is attributable to its utilisation to write down inventories of materials sold as part of the transfer of the Procurement business to AEM Elettricità S.p.A. During the year, 145 thousand euro was allocated to this reserve, as a result of classifying certain materials on hand as obsolete. Of this reserve, 9 thousand euro was used on the elimination of materials already considered obsolete.
The adjustment of the weighted average cost of inventories of materials and fuel to their market value was made directly on the closing balance of inventories, without using the reserve.
The weighted average cost of materials in inventory does not differ substantially from their current value at the end of the period; in fact, this value is 96 thousand euro higher than the figure shown in the financial statements at December 31, 2003.

At the end of the year, contract work in progress amounts to 13,212 thousand euro (11,131 thousand euro at the end of the previous year) and consists of 5,478 thousand euro for works being carried out by AEM Elettricità S.p.A. for the Municipality of Milan, involving the refurbishment and upgrading of the city's public illumination and traffic light systems; 3,629 thousand euro for works executed by Metroweb S.p.A. for the setting up of an integrated telecommunications system for the Lombardy Region, as well as for other telecommunications operators; 1,442 thousand euro for works performed by the subsidiary AEM Calore & Servizi S.p.A. and 2,663 thousand euro for contract work in progress assigned by the Municipality of Milan to Zincar S.r.l., for sustainable urban mobility projects.

CII) RECEIVABLES

Receivables for the sale of power and services

(thousands of euro)	**12/31/2003**	**12/31/2002**
Receivables for the sale of power and services	399,706	368,797

This caption, which totals 399,706 thousand euro (368,797 thousand euro at December 31, 2002), net of the related reserve for bad and doubtful accounts of 7,063 thousand euro, is entirely collectible within one year and is made up of:

(thousands of euro)	Amount at 12/31/2002	Changes during the year	Amount at 12/31/2003	Receivables due Within one year	Beyond one and up to 5 years	Beyond 5 years
Receivables for sales and services	172,197	35,917	208,114	208,114		
Receivables for sales and services for invoices to be issued	201,690	(3,035)	198,655	198,655		
Total receivables for sales and services	**264,972**	**32,882**	**406,769**	**406,769**		
Reserve for bad and doubtful accounts	**(5,090)**	**(1,973)**	**(7,063)**	**(7,063)**		
Total	**368,797**	**30,909**	**399,706**	**399,706**		

Changes in the reserve adjusting the value of receivables for the sale of power and services are shown in the following table:

(thousands of euro)	Amount at 12/31/2002	Provision	Utilisation	Other changes	Amount at 12/31/2003
Reserve for bad and doubtful accounts from users and customers	(5,090)	(2,343)	912	(542)	(7,063)

Receivables for the sale of power and services, for a total of 406,769 thousand euro (264,972 thousand euro at December 31, 2002), increased by 32,882 thousand euro including the reserve for bad and doubtful accounts mainly attributable to line-by-line consolidation of the receivables of AEM Calore & Servizi S.p.A., fully consolidated for the first time in these financial statements.
Receivables per services essentially relate to amounts due by ASM Brescia S.p.A. for management services concerning the Cassano d'Adda thermoelectric plant, amounts due from third parties for miscellaneous services, amounts due from GRTN to cover the costs of the national transmission network used for the transport of electricity.
At December 31, 2003 the reserve for bad and doubtful accounts totals 7,063 thousand euro after rising by 1,973 thousand euro compared with the end of the previous year; this is as a result of changes during the year and line-by-line consolidation of AEM Calore & Servizi S.p.A.. It also includes the writedown of receivables from users for default interest accrued at the end of the year. This reserve is considered adequate to cover the risk.

Receivables from subsidiaries

This caption has a zero balance at December 31, 2003; at December 31, 2002 it comprised receivables from AEM Calore e Services S.p.A. and Serenissima Energia S.r.l. as they were not fully consolidated.

Receivables from associated companies

(thousands of euro)	12/31/2003	12/31/2002
Receivables from associated companies	1,666	2,471

This caption amounts to 1,666 thousand euro (2,471 thousand euro at December 31, 2002), net of writedowns of 41 thousand euro This item comprises receivables for materials and services already invoiced and to be invoiced. Receivables from associated companies mainly refer to Società Servizi Valdisotto S.p.A., Malpensa Energia S.r.l. and e-Utile S.p.A. They essentially derive from commercial relationships, they are all collectible within one year and mainly concern sales of power, materials and appliances, miscellaneous services, and rent. At December 31, 2003 these decreased by 805 thousand euro compared with the previous year, largely due to reclassification of the amounts due from Fastweb S.p.A., a company in which AEM S.p.A. no longer holds an interest since June 23, 2003.
At December 31, 2003 the reserve for bad and doubtful accounts totals 41 thousand euro. The increase of 9 thousand euro compared with the end of December 2002 is due to the provision made during the period under review within the limits imposed by tax regulations and justifiable for statutory purposes, in order to bring receivables from associated companies into line with their realisable value.

Receivables from parent company

(thousands of euro)	12/31/2003	12/31/2002
Receivables from parent company	77,515	71,039

At December 31, 2003, receivables from the Municipality of Milan amount to 77,515 thousand euro, net of the related reserve of 1,224 thousand euro.
Receivables from the Municipality of Milan mainly refer to services and materials to manage public illumination and urban traffic light systems during the second half of the year, provided by the subsidiary AEM Elettricità S.p.A., even if it is AEM S.p.A. that is title-holder to the conventions with the Municipality. This caption shows a decrease of 6,476 thousand euro compared with the financial statements at December 31, 2002, mainly due to the higher credit balance for invoices to be issued at the year-end. These receivables are all due within one year.
The reserve for bad and doubtful accounts amounts to 1,224 thousand euro; the rise of 394 thousand euro compared with December 31, 2002 is due to the provision for the year, within the limits

imposed by tax regulations and justifiable for statutory purposes to bring receivables from the Municipality of Milan into line with their realisable value.

Other receivables

(thousands of euro)	12/31/2003	12/31/2002
Other receivables	**75,527**	**48,163**
of which:		
due from Electricity Equalisation Fund	3,980	1,986
receivables for financial transactions	6,100	
advances to suppliers	364	1,883
due from personnel	188	47
receivables from affiliates		150
miscellaneous receivables	64,895	44,097

These amount to 75,527 thousand euro (48,163 thousand euro at 31 December 2002) and consist of:

- 3,890 thousand euro, net of the writedown of 132 thousand euro, receivables from the Electricity Equalisation Fund which increased by 1,994 thousand euro due to repayments, as per resolution no. 227/02, ancillary charges relating to the injection into the network of green certificates for the production of electricity from fossil fuel for the captive market by AEM Trading S.r.l.;
- 6,100 thousand euro, of receivables for financial transactions, represented by commercial papers outstanding at December 31, 2003 from financial institutions, deriving from the utilisation of available funds;
- 364 thousand euro, with a decrease of 1,519 thousand euro compared with December 31, 2002, of advances to suppliers for operating costs, for subcontracted work, mainly on public illumination and urban traffic light systems and professional services;
- 188 thousand euro, amounts due from personnel (47 thousand euro in the previous year);
- 64,895 thousand euro, miscellaneous receivables (44,097 thousand euro at December 31, 2002) mainly referring to 23,306 thousand euro of receivables from the tax authorities for VAT; 14,915 thousand euro of receivables from the tax authorities for IRPEG and IRAP deferred tax assets; 4,609 thousand euro of receivables from the tax authorities for the IRPEF advance on employees severance indemnities paid in previous years and reclassified under current assets in these financial statements; and lastly, 6,332 thousand euro of receivables from third parties in the form of compensation for damages caused to plants. Receivables from third parties for compensation of damages caused to plants are written down by the reserve for specific risks totalling 341 thousand euro and by the reserve for bad and doubtful accounts for damage compensation, amounting to 24 thousand euro, in order to bring them into line with their realisable value;

At December 31, 2003 there are no receivables from affiliates (150 thousand euro at December 31, 2002) following the line-by-line consolidation of Serenissima Energia S.r.l. and AEM Calore e Services S.p.A., which at December 31, 2002 were carried at cost or at equity.

Changes in the reserve for bad and doubtful accounts for miscellaneous receivables are as follows:

(thousands of euro)	Amount at 12/31/2002	Provision	Utilisation	Other changes	Amount at 12/31/2003
Reserve for specific risks writing down receivables from third parties for damage compensation	341				341
Reserve for bad and doubtful accounts for damage compensation	17	7			24
Reserve for bad and doubtful accounts from others	112	20			132

Deferred tax assets have been calculated on the basis of the tax rates expected to be in force when the timing differences that generated them will reverse. Trade accounts payable are all due within one year.

CIII) CURRENT FINANCIAL ASSETS

At December 31, 2003 they amount to 1,583 thousand euro and principally refer to the reclassification under this caption of the interest held by AEM S.p.A. in Consorzio 3A, previously shown as fixed assets.

(thousands of euro)	12/31/2003	12/31/2002
Other equity investments shown under current assets	1,580	
Other securities	3	3
Total	1,583	3

C IV) LIQUID FUNDS

Bank and postal deposits

(thousands of euro)	12/31/2003	12/31/2002
Bank and postal deposits	375,142	60,204

Cash at bank at December 31, 2003 amounts to 375,142 thousand euro and increased by 314,938 thousand euro with respect to the end of the year 2002. This rise is mainly due to the proceeds of the bond loan issued by AEM S.p.A. in October 2003.

Cash at bank includes interest accrued but not yet credited at the year-end.

Cash and cash equivalents

(thousands of euro)	12/31/03	12/31/2002
Cash and cash equivalents	225	158

Cash in hand not yet deposited in the bank current account at December 31, 2003 amounts to 225 thousand euro.

D) ACCRUED INCOME AND PREPAID EXPENSES D)

(thousands of euro)	12/31/2003	12/31/2002
Accrued income and prepaid expenses	16,749	1,761

These amount to 16,749 thousand euro (1,761 thousand euro at December 31, 2002) and refer to income pertaining to the year but collectible in future years, and costs incurred before the closure of the year but pertaining to future years.
With respect to December 31, 2002, they have grown by 14,988 thousand euro due to the line-by-line consolidation of AEM Calore & Servizi S.p.A. and Servizi Calore Milano S.r.l., to the rise in prepayments for insurance premiums paid at the end of the year and to the booking of the issue discounts on the bond loan under prepaid expenses as they pertain to future years.
The issue discount on the bond loan issued by the parent company amounts to 1,145 thousand euro, net of the current portion, and consists of interest paid in advance by the issuer; it is deferred and amortised over the duration of the loan.

The composition and changes occurred during the year are shown in the table below:

(thousands of euro)	Amount at 12/31/2002	Changes during the year	Amount at 12/31/2003
Accrued income:			
Revenues pertaining to the year	1	(1)	
Total accrued income	1	(1)	-
Prepaid expenses:			
Invoices pertaining to next year	1,644	(1,061)	583
Issue discount on bond loan		1,145	1,145
Payments of the year pertaining to next year	116	14,905	15,021
Total prepaid expenses	1,760	14,989	16,749
Total	**1,761**	**14,988**	**16,749**

LIABILITIES AND SHAREHOLDERS' EQUITY

A) SHAREHOLDERS' EQUITY

Shareholders' equity, which at December 31, 2003 amounts to 1,366,352 thousand euro, is detailed in the table below:

(thousands of euro)	12/31/2003	12/31/2002
Shareholders' equity pertaining to the group:		
Share capital	936,025	936,025
Legal reserve	67,513	65,812
Reserve for accelerated depreciation	10,677	7,877
Extraordinary reserve	85,772	72,451
Consolidation reserve	191	28,762
Other reserves	3	3
Accumulated losses	(33,778)	(53,221)
Net income for the year	297,036	112,711
Total shareholders' equity pertaining to the group	**1,363,439**	**1,170,420**
Shareholders' equity pertaining to minority interest	2,913	11,604
Total shareholders' equity	**1,366,352**	**1,182,024**

I) SHARE CAPITAL

At December 31, 2003 the share capital totals 936,025 thousand euro and consists of 1,800,047,400 shares with a unit value of 0.52 euro each.
Earnings per share, namely net income for the year divided by the number of ordinary shares in circulation during the year, come to 0.16 euro (0.06 euro the previous year).

IV) Legal reserve

At December 31, 2003 it amounts to 67,513 thousand euro. The increase compared with the financial statements for the year ended at December 31, 2002 is equal to 1,701 thousand euro and is attributable to the allocation to this reserve of 5% of the previous year's net income, as required by article 2430 of the Italian Civil Code.

VII) Other reserves

Reserve for accelerated depreciation
At December 31, 2003 this totals 10,677 thousand euro. The increase with respect to the end of the previous year, equal to 2,800 thousand euro, refers to the allocation of part of net income for the year 2002 to cover accelerated depreciation, in compliance with art. 67.3 of DPR no. 917/86.

Extraordinary reserve
This totals 85,772 thousand euro (72,451 thousand euro at December 31, 2002) and is made up of:

- 69,624 thousand euro (56,303 thousand euro at the end of the previous year) from allocation of part of the undistributed retained earnings of AEM S.p.A.; the increase of 13,321 thousand euro is due to the allocation of part of the parent company's net income for the previous year;
- 16,148 thousand euro, being the surplus that arose in 1997 on the Reserve for specific risks, which was created by using the entire share premium reserve established on transformation of AEM from a municipal electricity company into a joint-stock company.

Consolidation reserve
This totals 191 thousand euro (28,762 thousand euro at December 31, 2002) and refers essentially to retained prior year earnings of the associated companies. At December 31, 2002 this caption included the effects of valuing the associated company Fastweb S.p.A. at net equity at the end of 2001: the consolidation reserve declined by 28,571 thousand euro as a result of selling the investment in Fastweb S.p.A. in June 2003.

Dividend waiver reserve
At the year-end this amounts to 3 thousand euro of previous years' dividends waived by certain shareholders.

VIII) (RETAINED EARNINGS) LOSSES CARRIED FORWARD

This caption shows a negative balance of 33,778 thousand euro and includes consolidation adjustments to values booked in previous years' financial statements of group companies, and retained earnings and losses carried forward by subsidiaries.

IX) NET INCOME FOR THE YEAR

It totals 297,036 thousand euro and includes net income for 2003.

SHAREHOLDERS' EQUITY PERTAINING TO MINORITY INTERESTS

At December 31, 2003 this totals 2,913 thousand euro (11,604 thousand euro at December 31, 2002) and represents the portion of capital, reserves and net result pertaining to minority interests of Serenissima Gas S.p.A. and Serenissima Energia S.r.l., not held 100% by AEM S.p.A. Compared with December 31, 2002, this item decreased by 8,691 thousand euro due to the 100% acquisition of Metroweb S.p.A., which took place in June 2003.
The minority interests in AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Trasmissione S.p.A. and AEM Energia S.p.A. are not significant, as AEM S.p.A. holds 99.99% of their share capital.

As per article 2426 of the Italian Civil Code, first paragraph, point 5), since there are no other unrestricted reserves, part of the extraordinary reserve, 9,369 thousand euro, is restricted by law to cover the start-up, expansion, R&D and advertising costs not yet amortised at the end of the year.

The reconciliation between the shareholders' equity and net income of the parent company at December 31, 2003, as per its financial statements, and the equivalent figures in the consolidated financial statements is shown in the table below:

(thousands of euro)	12/31/2003	12/31/2002
Shareholders' equity of the parent company	**1,986,461**	**1,863,014**
Results of associated companies valued under the equity method not accounted for by AEM	(538)	(736)
Prior year results of associated companies not accounted for by AEM	191	28,762
Results for the year of consolidated companies	63,764	28,927
Elimination of intercompany profit on transfer of businesses and fixed assets and on sales of fixed assets	(687,422)	(746,825)
Other consolidation adjustments	102,867	87,261
Elimination of adjustments made solely for tax purposes	(7,134)	(8,429)
Retained earnings/Accumulated losses	(33,778)	(53,221)
Elimination of dividends from associated companies carried at equity and subsidiaries	(60,972)	(28,333)
Total shareholders' equity pertaining to the group	**1,363,439**	**1,170,420**
Shareholders' equity pertaining to minority interests		
Share capital and reserves pertaining to minority interests	2,247	10,565
Net income/losses pertaining to minority interests	666	1,039
Total shareholders' equity pertaining to minority interests	**2,913**	**11,604**
Total shareholders' equity	**1,366,352**	**1,182,024**

(thousands of euro)	12/31/2003	12/31/2002
Parent Company net income for the year	**199,049**	**34,022**
Results of associated companies valued under the equity method	(538)	(736)
Results for the year of consolidated companies	63,764	28,927
Elimination of dividends from controlled companies and related tax credit	(60,972)	(28,333)
Consolidation adjustments	102,867	87,261
Elimination of adjustments made solely for tax purposes	(7,134)	(8,429)
Consolidated net income for the Group	**297,036**	**112,711**

B) RESERVES FOR RISKS AND CHARGES

Other reserves

(thousands of euro)	12/31/2003	12/31/2002
Reserves for contingencies and other charges	**134,553**	**110,145**
Of which:		
Reserve for future expenses	355	
Reserve for retirement benefits and similar obligations	10	73
Reserve for specific risks	89,982	74,241
Reserve for deferred taxation	44,206	35,831

The reserves for contingencies and other charges amount to 134,553 thousand euro and consist of:

Reserve for future expenses

At December 31, 2003 it amounts to 355 thousand euro and comprises the portion of costs relating to services that will be accounted for in the following year.

Reserve for retirement benefits and similar provisions

At the year-end this amounts to 10 thousand euro (73 thousand euro at December 31, 2002).

Reserve for specific risks

At December 31, 2003 it amounts to 89,982 thousand euro (74,241 thousand euro at December 31, 2002) and refers to:

- 8,194 thousand euro (8,737 thousand euro at December 31, 2002) the provisions for outstanding disputes with personnel and third parties and potential liabilities inherent in the business; the increase is attributable to new disputes deriving from operations;
- 7,229 thousand euro (8,184 thousand euro at the end of the previous year) which refers to a provision for payments in lieu of notice that are due to current employees who, on retirement, are contractually entitled to receive an additional number of monthly wages. This reserve is shown at current value, based on actuarial estimates;
- 39,111 thousand euro (40,087 thousand euro at December 31, 2002), being a provision for the present value, based on actuarial calculations, of the liability to retired former employees, who are entitled to a supplementary pension out of the Premungas fund, and to employees whose entitlement is currently accruing. The fund, which at December 31, 2003 is considered adequate to cover the risks to which it relates, decreased by 976 thousand euro compared with December 31, 2002;
- 12,632 thousand euro as a provision for early repayment during 2004 of loans, medium/long-term bank loans and related hedging transactions regarding Metroweb S.p.A. and AEM Gas S.p.A.;
- 22,816 thousand euro for potential charges relating to an outstanding dispute with local entities regarding local taxes and to outstanding disputes with social security institutions.

No provision has been made in these financial statements for potential costs in connection with the EC infringement procedure launched in 1999 by the European Commission against the Italian State, especially in relation to the tax moratorium under Law 427/93, because the contingency relates to an event that, as of today, is still only considered possible rather than probable, without being objectively quantifiable.

Reserve for deferred taxation

At December 31, 2003 it totals 44,205 thousand euro (35,831 thousand euro at December 31, 2002). This caption shows an increase of 8,374 thousand euro as a result of the changes made to the financial statements of the individual companies to eliminate interference on the part of adjustments and provisions made solely for tax purposes; in particular, the higher amortisation and depreciation charged to avoid excessively high taxes, as well as the IRPEG and IRAP deferred tax liabilities provided for on behalf of all AEM group companies as a result of the deducting accelerated depreciation exclusively for tax purposes.
Deferred tax assets have been calculated on the basis of the IRPEG and IRAP tax rates expected to be in force when the timing differences that generated them will reverse.

These reserves showed the following movements during the year:

(thousands of euro)	Amount at 12/31/2002	Provision	Utilis-ation	Other changes	Amount at 12/31/2003
Reserve for future expenses		355			355
Reserve for retirement benefits	73		(63)		10
Reserve for specific risks	74,241	41,615	(5,732)	(20,142)	89,982
Reserve for deferred taxation	35,831	4,126	(5,580)	9,829	44,206

C) RESERVE FOR SEVERANCE INDEMNITIES

(thousands of euro)	12/31/2003	12/31/2002
Severance indemnities	68,474	67,988

At December 31, 2003, it amounts to 68,474 thousand euro (67,988 thousand euro at December 31, 2002) and reflects the total liability at the year-end accruing to staff on the payroll at December 31, 2003, net of advances paid in accordance with Article 1 of Law no. 297 of May 29, 1982. 297. It also includes the liability for payments in lieu of notice accrued by entitled employees, hired before February 1, 1983 and still on the payroll at the end of the year.
The increase in severance indemnities, compared with the year ended December 31, 2002, amounts to 486 thousand euro and is due to provisions made and partly offset by the amounts released during the year, and to the line-by-line consolidation of AEM Calore & Servizi S.p.A. and Serenissima Energia S.r.l.

(thousands of euro)	Amount at 12/31/2002	Provision	Utilis-ation	Reclass-ification	Other Changes	Amount at 12/31/2003
Severance indemnities	67,257	7,949	(6,414)	(1,889)	1,094	67,997
Payments in lieu of notice	731	21			(275)	477
Total	67,988	7,970	(6,414)	(1,889)	819	68,474

D) PAYABLES

Bonds

This item totals 500,000 thousand euro and refers to the non-convertible bond loan issued in October and placed on the international Eurobond market. This bond issue forms part of a strategy to lengthen the duration of the Company's debt, limit its cost and, as far as possible, to reduce direct exposure on the part of subsidiaries to capital markets, to lengthen the duration of the debt and reduce short-term borrowings. The bond loan has a duration of 10 years and pays an annual coupon of 4.875%.

Amounts due to banks

(thousands of euro)	**12/31/2003**	**12/31/2002**
Short-term bank borrowings	394,082	347,299
Long-term payables to banks	438,421	419,481
Total due to banks	832,503	766,780

These total 832,503 thousand euro and refer for 438,421 thousand euro to medium/long-term loans (of which 164,963 thousand euro maturing beyond five years) and for 394,082 thousand euro to short-term borrowings, consisting of current portions of medium term loans due within one year and drawdowns of credit lines for treasury purposes.

Short-term bank borrowings show an increase of 46,783 thousand euro compared with the end of the previous year, principally due to the bank loans of the subsidiary Metroweb S.p.A. (154,203 thousand euro), which were reclassified to this caption following the decision to repay the loans ahead of schedule in early 2004, as part of a wider reorganisation of group debt. The effect of this reclassification was partially offset by repayments of short-term borrowings.

Amounts due to other providers of finance

Amounts due to other providers of finance amount to 402,320 thousand euro (431,831 thousand euro at December 31, 2002), of which 359,970 thousand euro due beyond one year (including 190,573 thousand euro maturing beyond five years). This caption mainly refers to the loan granted by Cassa Depositi e Prestiti to AEM Elettricità S.p.A., in connection with the acquisition of the business from Enel Distribuzione S.p.A.

Advance payments

(thousands of euro)	12/31/2003	12/31/2002
Advance payments	64,140	61,725

Advance payments from users and customers come in at 64,140 thousand euro and show a rise of 2,415 thousand euro on December 31, 2002. The increase is essentially due to the difference between deposits paid by newly acquired users and those who discontinued the service during the year, as well as to advances paid by the Municipality of Milan for new public illumination and traffic light installations. During the year, repayments of advances paid by captive users of AEM Elettricità S.p.A. for direct debiting of bills to their current accounts continued, as foreseen by resolution no. 200/99 of the Authority for Electricity and Gas.

Trade accounts

(thousands of euro)	12/31/2003	12/31/2002
Trade accounts	322,646	336,619

At consolidated level, trade accounts at December 31, 2003 total 322,646 thousand euro (336,619 thousand euro at December 31, 2002) and decreased by 13,973 thousand euro compared with the previous year.

Changes in trade accounts, which are solely of a commercial nature, are analysed together with their due dates in the following table:

(thousands of euro)	Amount at 12/31/2002	Changes during the year	Amount at 12/31/2003	Payables due		
				Within one year	Beyond 1 and up to 5 years	Beyond 5 years
Trade accounts	145,423	25,699	171,122	168,291	2,831	
Payables to suppliers for invoices to be received	191,196	(39,672)	151,524	151,524		
Total trade accounts	**336,619**	**(13,973)**	**322,646**	**319,815**	**2,831**	**0**

Trade accounts payable are all due within one year, except for 2,831 thousand euro relating to the residual amount due to leasing companies.

Foreign trade accounts total 2,686 thousand euro (725 thousand euro at December 31, 2002). Payables in currencies other than the euro valued at the exchange rate ruling on December 31, 2003, rather than at the rates at which they were originally booked, show a very minor negative difference.

Amounts due to associated companies

(thousands of euro)	12/31/2003	12/31/2002
Due to associated companies	485	8,136

At the end of the year these amount to 485 thousand euro and refer principally to payables for services received by e-Utile S.p.A.. The decrease compared with December 31, 2002, is essentially the result of the reclassification of payables to Fastweb S.p.A. as trade accounts.

Payables to parent company

(thousands of euro)	12/31/2003	12/31/2002
Payables to parent company	80,926	39,638

Amounts payable to the parent company, due within one year, total 80,926 thousand euro (39,638 thousand euro at December 31, 2002) and are broken down as follows:

- 75,101 thousand euro relating to the balance on the current account which regulates financial relations between AEM S.p.A. and the Municipality of Milan; the increase, amounting to 45,663 thousand euro compared with the financial statements at December 31, 2002 reflects the balance of payments made during the year by the Municipality and of payments/collections relating to services received/rendered.
  During the first six months of 2003 the company paid the Municipality the 2002 dividend, 38,557 thousand euro in cash, as resolved by the shareholders' meeting of April 29, 2003.
- 5,825 thousand euro relates to the annual fee for exclusive assignment of gas and heat distribution services in the Municipality of Milan.

Taxes payable

(thousands of euro)	12/31/2003	12/31/2002
Taxes payable	97,856	52,262

Group taxes payable amount to 97,856 thousand euro (52,262 thousand euro at December 31, 2002) and show a rise of 45,594 thousand euro on the financial statements for the year ended on December 31, 2002. This caption mainly consists of payables to the tax authorities for VAT and withholding taxes on IRPEF, as well as payables to local government agencies for water taxes. The increase on the previous year is due to the rise of the amount due for IRPEG and IRAP for the year, partly offset by the decline in taxes payable on electricity and gas consumption.
Taxes are all payable within one year.

Payables to social security institutions

(thousands of euro)	12/31/2003	12/31/2002
Payables to social security institutions	12,822	12,401

These amount to 12,822 thousand euro (12,401 thousand euro at December 31, 2002) and show a rise of 421 thousand euro with respect to the year ended on December 31, 2002; they concern the group liability to social security institutions for the month of December 2003, not yet paid at the year-end.
These payables are all due within one year.

Other payables

(thousands of euro)	12/31/2003	12/31/2002
Other payables	124,476	123,262
of which:		
payables to personnel	12,637	10,080
due to Electricity Equalisation Fund	16,545	14,820
payables from others	95,294	98,362

The total amount of this caption comes to 124,476 thousand euro (123,262 thousand euro at December 31, 2002), and concerns:

- for 12,637 thousand euro, with an increase of 2,557 thousand euro compared with December 31, 2002, payables to personnel. It includes the productivity bonus accrued during the year, and the charge for holiday accrued but not yet taken at December 31, 2003;
- for 16,545 thousand euro, with an increase of 1,725 thousand euro compared with the end of the previous year, payables to the Electricity Equalisation Fund, mainly due to system charges included in electricity prices already billed to users, but not yet paid over to the Fund;
- for 95,294 thousand euro (98,362 thousand euro at December 31, 2002), other payables, to leasing companies for the buildings in Via Caracciolo and Corso di Porta Vittoria in Milan. These buildings were involved in sale and lease-back operations as part of deals made in 1999 and 2001

respectively and accounted for in the consolidated financial statements according to the finance lease method. The amounts due to other entities and companies for insurance premiums pertaining to the year but not yet paid also contribute to the balance of other payables, as do the amounts due to the Board of Directors and the Board of Statutory Auditors, residual deposits not collected by users, as well as connection contributions not related to operating costs.

These payables are all due within one year, except for payables to leasing companies, of 32,035 thousand euro, which are payable beyond one and within five years, and 17,694 thousand euro beyond five years.

E) ACCRUED EXPENSES AND DEFERRED INCOME

(thousands of euro)	12/31/2003	12/31/2002
Accrued expenses and deferred income	38,716	32,040

At December 31, 2003, they total 38,716 thousand euro and consist of deferred income of the subsidiaries Metroweb S.p.A. and AEM Calore & Servizi S.p.A., for services already invoiced but pertaining to future years and accrued expenses for interest expense on medium/long-term bank loans and financing.
The composition and changes in this caption are shown in the table below:

(thousands of euro)	Amount at 12/31/2002	Changes during the year	Amount at 12/31/2003	Amounts collectible	
				Within one year	Beyond 1 and up to 5 years
Accrued expenses:					
Interest on medium/ long-term bank loans	1,272	5,721	6,993	6,993	
Total accrued expenses	1,272	5,721	6,993	6,993	
Deferred income:					
Other deferred income	30,768	955	31,723	31,723	
Total deferred income	30,768	955	31,723	31,723	
Total	**32,040**	**6,676**	**38,716**	**38,716**	**0**

MEMORANDUM ACCOUNTS

(thousands of euro)	12/31/2003	12/31/2002
Memorandum accounts	518,560	479,352

Guarantee deposits received

The guarantees deposited by subcontractors, guarantees issued by credit institutions to ensure proper execution of work, and sureties issued by credit institutions to guarantee contracts relating to the signing of commercial papers amount to 150,468 thousand euro (157,760 thousand euro in the previous year).

Guarantee deposits given

These amount to 368,092 thousand euro (321,592 thousand euro at December 31, 2002) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.

As regard the investment in Edipower S.p.A., these guarantees include:

- 120,000 thousand euro, of the guarantee issued by AEM S.p.A. in the interest of the associated company Edipower S.p.A. in connection with a junior loan facility granted at the time of the refinancing of Edipower S.p.A. in August 2003;
- 100,000 thousand euro, of the commitment to pay capital and/or a subordinated loan by AEM S.p.A. to guarantee the refinancing of Edipower S.p.A.;
- 20,819 thousand euro, of the counter-guarantee to the associated company Blufare Ltd. For compliance with the obligations versus the Royal Bank of Scotland plc, which has a put right to sell the Edipower shares that it holds (5% of the share capital of Edipower S.p.A.). This right can be exercised from the fifth year after signing the co-investment agreement.

With reference to the Euro 500,000,000 bond issue maturing in October 2013, AEM S.p.A has adopted suitable financial strategies to transform the fixed rate (net of the issue spread) into a floating rate based on 6-month Euribor, the value of which is limited to within a collar with a barrier.

An interest rate swap has been stipulated to hedge a loan shown under short-term bank borrowings of AEM S.p.A. The notional value of the hedging transaction amounts to 120,000 thousand euro, which is the original value of the loan due to mature in March 2004.

2. CONSOLIDATED INCOME STATEMENT

A) VALUE OF PRODUCTION

A1) Revenues from the sale of goods and services

Revenues from the sale of electricity and services booked to the consolidated income statement at December 31, 2003 total 1,351,879 thousand euro (1,000,825 thousand euro at December 31, 2002), net of consolidation adjustments, and concern:

- for 518,946 thousand euro (283,877 thousand euro at December 31, 2003) the distribution and sale of electricity to captive customers by AEM Elettricità S.p.A.: these are stated net of the estimated revenues exceeding the V1 price-cap restriction as defined in the resolutions of the Authority for Electricity and Gas. During the year under review, 5,394 million kWh (3,079 million kWh at December 31, 2002) were sold and distributed to the captive market. The significant growth in revenues (+235,069 thousand euro on 12.31.2002) and in electricity volume sold and distributed is explained by the contribution for the whole of the year made by the business acquired from Enel Distribuzione S.p.A. in November 2002;
- for 87,677 thousand euro (139,454 thousand euro in the previous year), revenues from the sale of electricity to eligible end-customers and wholesalers, including sales to Gestore della Rete di Trasmissione Nazionale S.p.A.. This amount derives from the 1,493 million kWh (2,113 million kWh at December 31, 2002). The decrease of 51,777 thousand euro essentially reflects a decline in the quantities sold, especially by AEM Energia S.p.A., as part of a group strategy to optimise the profitability of electricity generation and trading;
- for 16,525 thousand euro (6,229 thousand euro at December 31, 2002), revenues from the distribution of 1,706 million kWh (1,012 million kWh at December 31, 2002) to eligible customers connected to the network owned by AEM Elettricità S.p.A.;
- for 53,893 thousand euro, revenues for the sale of heat to users based on the sale of 517.4 million thermal kWh (310.8 million thermal kWh at December 31, 2002). Compared with last year, revenues have increased by 32,193 thousand euro, thanks to the acquisition of AEM Calore & Servizi S.p.A. at the end of 2002 and consolidated line-by-line at December 31, 2003, and to the consolidation of Servizi Calore Milano S.r.l., acquired during the year and controlled indirectly through AEM Calore & Servizi S.p.A.;
- for 475,718 thousand euro (372,520 thousand euro at December 31, 2002), revenues from the sale of gas by AEM Energia S.p.A., AEM Trading S.r.l. and Serenissima Energia S.r.l. to end-customers and other companies. The volume of natural gas sold amounted to 1,554.7 million cubic metres (1,094.0 million cubic metres at December 31, 2002): the increase compared with the previous year, amounting to 103,198 thousand euro, is mainly attributable to sales of gas by AEM Trading S.r.l. to Edipower S.p.A. to meet its thermoelectric production requirements;
- for 175,369 thousand euro (158,003 thousand euro at December 31, 2002), revenues for services on behalf of customers and third parties.
  Revenues for services in favour of customers amount to 67,202 thousand euro and refer principally to services rendered by the subsidiary Metroweb S.p.A. for the rent of the fibre-optic network and other services (44,637 thousand euro), to services carried out by the subsidiary AEM Calore & Servizi S.p.A., for the running of district heating plants and facility management of third party buildings (17,221 thousand euro), as well as services rendered to customers by other group companies (5,344 thousand euro).
  Revenues for services to the Municipality of Milan amount to 34,554 thousand euro and essentially refer to the installation and management and construction of public illumination and urban traffic light systems on behalf of the Municipality.

Revenues for services rendered on behalf of third parties, amounting to 73,613 thousand euro, regard: the sale of gas for thermoelectric use to ASM Brescia S.p.A. for its production needs at the Cassano d'Adda power station, and the debiting of its portion of operating costs and capital expenditure relating to the same station (50,900 thousand euro at December 31, 2003); revenues from the GRTN (9,484 thousand euro) earned by the subsidiary AEM Trasmissione S.p.A.; revenues for the delivery of gas to third parties by the subsidiary AEM Gas S.p.A. (5,712 thousand euro); other revenues for miscellaneous services (7,517 thousand euro). Total revenues for services show an increase of 17,366 thousand euro compared with the previous year, mainly due to line-by-line consolidation of the revenues earned by AEM Calore & Servizi S.p.A.;

- for 23,752 thousand euro to connection contributions, rising compared with December 31, 2002 by 4,711 thousand euro, thanks to the growth in new users connected during the year.

A 3) Change in contract work in progress

This caption shows a positive balance amounting to 1,001 thousand euro (-1,359 thousand euro at December 31, 2002) and principally concerns: work in progress by the parent company AEM S.p.A. and by the subsidiary AEM Elettricità S.p.A., for the installation of public illumination and traffic light systems; development of an integrated telecommunications system for the Lombardy Region and work performed by Metroweb S.p.A. for other telecommunications operators; projects relating to sustainable urban mobility carried out by Zincar S.r.l. on behalf of the Municipality of Milan; the revamping of new heating plants by the subsidiary AEM Calore & Servizi S.p.A.

A4) increase in internal construction of fixed assets

During the year the following cost were capitalised under "Tangible and intangible fixed assets":

(thousands of euro)	12/31/2003	12/31/2002
Materials	**11,266**	**9,941**
(discharged from inventory), including:		
- Intangible fixed assets	9	175
- Tangible fixed assets	11,257	9,766
Labour cost	**16,910**	**15,486**
of which in:		
- Intangible fixed assets	58	251
- Tangible fixed assets	16,852	15,235
Financial charges		
Total	**28,176**	**25,427**

This amount reflect the internal costs incurred on capital investments; the notes commenting on tangible and intangible fixed assets give a description of these investments.

A5) Other revenues and income

Other revenues total 38,769 thousand euro (41,075 thousand euro at December 31, 2002) and concern:

- miscellaneous revenues and income, which amount to 36,290 thousand euro (40,046 thousand euro at December 31, 2002), essentially refer to: reimbursements for damages and penalties recognised by users, insurance companies and individuals; overprovision of certain reserves for specific risks; sales of appliances and materials; rental income; out-of-period income for overprovisions in prior years;
- contributions from the Electricity Equalisation Fund of 2,439 thousand euro (733 thousand euro at December 31, 2002) deriving mainly from the estimated reimbursement provided to cover the charge incurred by AEM Trading S.r.l. for the purchase of green certificates for the production of electricity from fossil fuel for the captive market (as required by resolution 227/02 of the AEEG), as well as from the contribution to AEM Elettricità S.p.A. to cover uncollectible income from insolvent customers;
- operating grants from other entities for 40 thousand euro.

The production value also includes 3,294 thousand euro relating to commercial transactions carried out during the period with associated companies, the details of which are shown in the table below:

Revenues (thousands of euro)	Società Servizi Valdisotto S.p.A.	Malpensa Energia S.r.l.	Plurigas S.p.A.	e.Utile S.p.A.	AEM BONATTI S.c.a.r.l.	Mestni Plinovodi	Total
A1) Revenues from the sale of goods and services							
• Revenues from sales electricity	1,750						1,750
• Services on behalf of third parties	132	163	198	312	167	2	974
A5) Other revenues			76	494			570
Total	1,882	163	274	806	167	2	3,294

B) PRODUCTION COSTS

B6) Raw materials, ancillary and consumable materials and goods for resale

The cost for purchasing raw and other materials and goods amounted to 565,306 thousand euro (414,852 thousand euro at December 31, 2002). The significant rise (+150,454 thousand euro compared with December 31, 2002) is explained by the expansion of the power sector activity. These costs concern:

- costs for the purchase of electricity from other companies for 173,700 thousand euro, and of thermal energy for district heating services for 3,445 thousand euro. The growth in these costs, 61,811 thousand euro compared with the previous year, mainly reflects the higher quantity of electricity purchased by group companies. The cost of the purchasing thermal energy for district heating shows an increase of 807 thousand euro on December 31, 2002;

• fuel purchase costs, are broken down as follows:

(thousands of euro)	12/31/2003	12/31/2002
Fuel purchase costs	**355,706**	**279,588**
of which:		
- fuel purchase costs for electricity production	72,899	82,954
- gas purchase costs for distribution and sale to customers	262,546	187,809
- fuel purchase costs for heat production	20,261	8,825

These costs, totalling 355,706 thousand euro, increased by 76,118 thousand euro compared with December 31, 2002.
The significant decline in costs for the purchase of fuel for thermoelectric production (-10,055 thousand euro with respect to December 31, 2002) is attributable to an improvement in the average productivity of the Cassano d'Adda power station, following the start-up of the new 380MW combined-cycle plant during the second half of the year. This improvement was only partly offset by the cost of natural gas, which on average was higher than in 2002, because of fluctuations of raw material prices on international markets.
The increase in costs for the purchase of gas for sale to end-customers or to other companies, amounting to 262,546 thousand euro (+74,738 thousand euro compared with the previous year), reflects the fluctuation mentioned above, but is mostly attributable to higher quantities purchased.
The purchase cost of gas for heat production totals 20,260 thousand euro at December 31, 2003, with an increase of 11,435 thousand euro mainly due to line-by-line consolidation of the costs incurred by AEM Calore & Servizi S.p.A.

- costs for the purchase of other fuels, amounted to 512 thousand euro (551 thousand euro at December 31, 2002);

- costs for the purchase of materials, amounted to 31,942 thousand euro, net of capitalised costs relating to investments. The increase compared with December 31, 2002 is mainly due to higher costs of purchases incurred for ordinary maintenance activities and works on behalf of third parties, partly offset by the reduction in costs capitalised for investments.

(thousands of euro)	12/31/2003	12/31/2002
Purchase of materials	89,693	118,590
(Costs capitalised)	(57,751)	(98,405)
Total	31,942	20,185

B7) Services

Overall, these amount to 238,757 thousand euro, with an increase of 44,398 thousand euro compared with December 31, 2002, and refer to:

- delivery of electricity amounting to 34,723 thousand euro (14,956 thousand euro at December 31, 2002). The increase results from the higher quantity of electricity delivered to end-customers;
- delivery of gas amounting to 36,105 thousand euro (34,512 thousand euro at December 31, 2002) primarily relate to the costs incurred by the associated company Plurigas S.p.A., which has been consolidated on a proportional basis;
- subcontracted work:

(thousands of euro)	12/31/2003	12/31/2002
Subcontracted work	248,592	220,974
(Costs capitalised)	(158,469)	(146,804)
Total	90,123	74,170

These costs refer to activities carried out on behalf of customers and third parties, and to maintenance and repairs of company assets, net of capitalised costs, which increased by 15,953 thousand euro on the previous year, mainly because of line-by-line consolidation of AEM Calore & Servizi S.p.A.;

- other costs for services

(thousands of euro)	12/31/2003	12/31/2002
Other costs	89,987	74,085
(Costs capitalised)	(12,181)	(3,364)
Total	77,806	70,721

These costs, net of capitalised amounts, increased by 7,085 thousand euro compared with December 31, 2002. The rise is mainly due to line-by-line consolidation of the costs incurred by AEM Calore & Servizi S.p.A., which was acquired at the end of 2002, and to higher costs paid by the parent company for services received from the associated company e-Utile S.p.A.

Pursuant to article 78 of CONSOB resolution no.11971 of May 14, 1999, which laid down the rules for implementation of Decree no. 58 February 24, 1998, concerning issuers, the following information is provided on the remuneration of directors and statutory auditors for the year paid by AEM S.p.A. and subsidiaries. Remuneration means total emoluments paid for the position held, even for part of the year, as well as other non-monetary benefits, bonuses and other incentives, including those paid by subsidiaries of AEM S.p.A.

BOARD OF DIRECTORS

Name and surname	Position	Duration of the position		Emoluments for the position	Bonuses and other incentives	Other remuneration		TOTAL
		from	to					
Giuliano Zuccoli	Chairman	01.01.03	12.31.03	324,000.00	176,000.00			500,000.00
	Director	01.01.03	12.31.03	37,000.00		33,500.00	(A)	70,500.00
Francesco Randazzo	Director	01.01.03	12.31.03	37,000.00		34,616.43	(B)	71,616.43
	Deputy Chairman	06.26.03	12.31.03	31,068.49				31,068.49
Paolo Oberti	Director	01.01.03	12.31.03	37,000.00		81,706.86	(C)	118,706.86
Aldo Scarselli	Director	01.01.03	12.31.03	37,000.00	60,000.00	136,130.14	(D)	233,130.14
Gianni Castelli	Director	01.01.03	12.31.03	37,000.00		17,739.73	(E)	54,739.73
Mario Mauri	Director	01.01.03	12.31.03	37,000.00	60,000.00			97,000.00
Giulio Del Ninno	Director	01.01.03	12.31.03	37,000.00				37,000.00
Antonio Taormina	Director	01.01.03	12.31.03	37,000.00				37,000.00
TOTAL				**651,068.49**	**296,000.00**	**303,693.16**		**1,250,761.65**

(A) Compensation received as a member of the Board of Directors of AEM Calore & Servizi S.p.A. euro 2,500; Metroweb S.p.A. euro 20,000; Serenissima Gas S.p.A. euro 11,000;
(B) Compensation received as a member of the Board of Directors of AEM Calore & Servizi S.p.A. euro 17,958.90; Serenissima Gas S.p.A. euro 16,657.53;
(C) Compensation received as a member of the Board of Directors of AEM Calore & Servizi S.p.A. euro 17,739.73; AEM Service Srl 34,967.13; Metroweb S.p.A. euro 20,000; Zincar S.r.l. euro 9,000;
(D) Compensation received as a member of the Board of Directors of AEM Service S.r.l. euro 6,130.14; Consorzio Milano Sistema euro 30,000; Metroweb S.p.A. euro 100,000;
(E) Compensation received as a member of the Board of Directors of Serenissima Gas S.p.A. 17,739.73.

BOARD OF STATUTORY AUDITORS

Name and surname	Position	Duration of the position from	to	Emoluments for the position	TOTAL
	AEM S.p.A.				
Luigi Spadacini	Chairman of the Board of Statutory Auditors	01.01.03	12.31.03	45,000.00	45,000.00
Alfredo Fossati	Acting Statutory Auditor	01.01.03	12.31.03	30,000.00	30,000.00
Francesco Arancio	Acting Statutory Auditor	01.01.03	05.02.03	3,165.00	3,165.00
Italo Bruno Vergallo	Acting Statutory Auditor	06.02.03	12.31.03	26,835.00	26,835.00
	AEM Calore & Servizi S.p.A.				
Livio Torio	Chairman of the Board of Statutory Auditors	01.01.03	12.31.03	7,437.00	7,437.00
Achille Frattini	Acting Statutory Auditor	01.01.03	12.31.03	4,958.00	4,958.00
Domenico Ascioti	Acting Statutory Auditor	01.01.03	12.31.03	4,958.00	4,958.00
	AEM ELETTRICITA' S.p.A.				
Marco Manzoli	Chairman of the Board of Statutory Auditors	01.01.03	12.31.03	34,500.00	34,500.00
Giuseppe Consoli Carlin	Acting Statutory Auditor	01.01.03	12.31.03	23,000.00	23,000.00
Salvatore Doriano Stano	Acting Statutory Auditor	01.01.03	12.31.03	23,000.00	23,000.00
	AEM Energia S.p.A.				
Lucia Arizzi	Chairman of the Board of Statutory Auditors	01.01.03	12.31.03	16,500.00	16,500.00
Uberto Zucchini	Acting Statutory Auditor	01.01.03	12.31.03	11,000.00	11,000.00
Eros Ambrogio Tavernar	Acting Statutory Auditor	01.01.03	12.31.03	11,000.00	11,000.00
	AEM Gas S.p.A.				
Luigi Spadacini	Chairman of the Board of Statutory Auditors	01.01.03	12.31.03	34,500.00	34,500.00
Guido Guetta	Acting Statutory Auditor	01.01.03	12.31.03	23,000.00	23,000.00
Adalgisa De Luigi	Acting Statutory Auditor	01.01.03	12.31.03	23,000.00	23,000.00
	AEM Service S.r.l.				
Achille Frattini	Chairman of the Board of Statutory Auditors	01.01.03	04.15.03	5,888.00	5,888.00
Piero Lonardi	Acting Statutory Auditor	01.01.03	04.15.03	8,575.00	8,575.00
Beniamino Lo Presti	Acting Statutory Auditor	01.01.03	04.15.03	8,883.00	8,883.00
Achille Frattini	Chairman of the Board of Statutory Auditors	04.16.03	12.31.03	11,753.43	11,753.43
Beniamino Lo Presti	Acting Statutory Auditor	04.16.03	12.31.03	7,835.62	7,835.62
Andrea Cioccarelli	Acting Statutory Auditor	04.16.03	12.31.03	7,835.62	7,835.62
	AEM Trading S.r.l.				
Luigi Spadacini	Chairman of the Board of Statutory Auditors	05.12.03	12.31.03	10,578.08	10,578.08
Andrea Pozzi	Acting Statutory Auditor	05.12.03	12.31.03	7,052.06	7,052.06
Domenico Schettini	Acting Statutory Auditor	05.12.03	12.31.03	7,052.06	7,052.06
	AEM Trasmissione S.p.A.				
Sergio Pennuto	Chairman of the Board of Statutory Auditors	01.01.03	12.31.03	16,500.00	16,500.00
Alfredo Fossati	Acting Statutory Auditor	01.01.03	12.31.03	11,000.00	11,000.00
Alberto Ortolani	Acting Statutory Auditor	01.01.03	12.31.03	11,000.00	11,000.00
	METROWEB S.p.A.				
Vittorio Terrenghi	Chairman of the Board of Statutory Auditors	01.01.03	06.22.03	11,362.75	11,362.75
Piero Lonardi	Acting Statutory Auditor	01.01.03	06.22.03	6,404.00	6,404.00
Francesco Arancio	Acting Statutory Auditor	01.01.03	06.22.03	6,404.00	6,404.00
Piero Lonardi	Chairman of the Board of Statutory Auditors	06.23.03	12.31.03	3,925.00	3,925.00
Francesco Arancio	Acting Statutory Auditor	06.23.03	12.31.03	2,685.25	2,685.25
Stefano Coppa	Acting Statutory Auditor	06.23.03	12.31.03	1,550.00	1,550.00
	SERENISSIMA GAS S.p.A.				
Carlo Facca	Chairman of the Board of Statutory Auditors	01.01.03	04.16.03	5,113.00	5,113.00
Italo Bruno Vergallo	Acting Statutory Auditor	01.01.03	04.16.03	4,235.00	4,235.00
Luis Campisi	Acting Statutory Auditor	01.01.03	04.16.03	3,276.00	3,276.00
Carlo Facca	Chairman of the Board of Statutory Auditors	04.17.03	12.31.03	11,708.22	11,708.22
Adriano Cecchi	Acting Statutory Auditor	04.17.03	12.31.03	7,805.48	7,805.48
Marco Antonio Dell'Acqua	Acting Statutory Auditor	04.17.03	12.31.03	7,805.48	7,805.48
	ZINCAR S.r.l.				
Pietro Mandirola	Chairman of the Board of Statutory Auditors	01.01.03	12.31.03	3,000.00	3,000.00
Stefano Coppa	Acting Statutory Auditor	01.01.03	12.31.03	1,500.00	1,500.00
Fabio Salina	Acting Statutory Auditor	01.01.03	12.31.03	1,500.00	1,500.00
TOTAL				**514,080.05**	**514,080.05**

B 8) Use of third-party assets

This amounts to 15,324 thousand euro (10,399 thousand euro at December 31, 2002) and mainly refers to concessionary fees for the management of gas and district heating services in the area of the Municipality of Milan, vehicle lease instalments, the use of thermoelectric power plants belonging to third parties, rental expenses and software licence fees. The increase is essentially due to costs incurred by AEM Trading S.r.l. for the use of third-party thermoelectric plants for electricity generation.

B 9) Labour costs

At December 31, 2003 labour cost totals 145,388 thousand euro (121,013 thousand euro at December 31, 2002), of which 16,910 thousand euro was capitalised (15,486 thousand euro at December 31, 2002). The increase compared with December 31, 2002 relates essentially to the expansion of the scope of consolidation which, with respect to the previous year, includes the whole year of the business acquired from ENEL Distribuzione S.p.A. in November 2002, and AEM Calore & Servizi S.p.A., which is fully consolidated in these financial statements.
The following table shows the average number of employees of AEM S.p.A. and fully consolidated companies broken down by category and type of contract:

	2003							2002						
	Managers	Electricity	Gas	Metal workers	Methane industry	Commerce	Total	Managers	Electricity	Gas	Metal workers	Methane industry	Commerce	Total
Managers	48						48	42						42
Supervisors		94	36	1		17	148		88	37			2	127
White-collar workers		1,069	591	47		102	1,809		933	601	57	11	19	1,621
Blue-collar		562	334	5		115	1,016		450	337		13	12	812
Total	48	1,725	961	53		234	3,022	42	1,471	975	57	24	33	2,602

B 10) Amortisation, depreciation and writedowns

This item totals 128,332 thousand euro (96,797 thousand euro at December 31, 2002) and is made up of:

- amortisation of intangible fixed assets of 33,539 thousand euro (26,415 thousand euro at December 31, 2002), relating to: the charge for the year of start-up and expansion costs; costs incurred for the purchase of software licences for limited and unlimited periods of time; the consolidation difference, as described in the comments to the balance sheet; goodwill deriving from the acquisition of the business from ENEL Distribuzione S.p.A. in 2002 by AEM Elettricità S.p.A; leasehold improvements relating to the costs of restructuring the buildings in Corso di Porta Vittoria and Via Caracciolo in Milan and of commercial premises owned by the Municipality of Sesto San Giovanni;
- depreciation of tangible fixed assets, amounting to 81,499 thousand euro (66,484 thousand euro at December 31, 2002), of which 5,458 thousand euro (5,637 thousand euro at December 31, 2002) referred to the depreciation of freely transferable assets.
  Depreciation is calculated on the basis of rates that reflect the residual useful life of the assets concerned. Freely transferable assets (hydroelectric works) are depreciated over the residual life of the concession, on the assumption that it will be renewed for another thirty years. Depreciation of tangible fixed assets includes 1,618 thousand euro on the buildings located in Via Caracciolo and

Corso di Porta Vittoria, Milan, which are leased and shown on the assets side of the balance sheet under "Tangible fixed assets - Land and buildings", in application of IAS no. 17 adopted in the national accounting principles of the consolidated financial statements;

- the writedown of certain intangible fixed assets of 2,220 thousand euro, which refer to ancillary charges on loans stipulated by the subsidiary Metroweb S.p.A., which are expected to be repaid ahead of schedule in 2004;
- writedowns of tangible fixed assets of 8,373 thousand euro, relating to certain assets of the Cassano d'Adda power station and of the South Receiver station no longer considered of use to the plant, but not yet disposed of during the year;
- the writedown of receivables included under current assets and Liquid funds of 2,701 thousand euro (3,762 thousand euro at December 31, 2002). It includes the provision for bad and doubtful accounts needed to adjust receivables from users and customers to their realisable value.

B 11) Change in inventories of raw, ancillary and consumable materials and goods for resale

The change in inventories has gone from a positive balance of 6,435 thousand euro to a negative balance of 2,398 thousand euro, mainly due to lower stocks of natural gas held by Plurigas S.p.A., which are reflected in the financial statements on a proportional basis.

(thousands of euro)	12/31/2003	12/31/2002
Opening inventories	38,270	31,891
Closing inventories	(36,008)	(38,270)
Change in reserve for obsolescence of materials	136	(56)
Total	2,398	(6,435)

B 12) Provisions for contingencies and other charges

This caption, amounting to 41,430 thousand euro (21,170 thousand euro at December 31, 2002), mainly refers to the provision made by the parent company for possible liabilities to social security institutions and local government agencies, and to the provision made by Metroweb S.p.A. for the charge caused by the early repayment in 2004 of loans granted in 2000 and related financial hedges.

B 14) Other operating expenses

These total 38,337 thousand euro (29,320 thousand euro at December 31, 2002) and concern:

- for 17,211 thousand euro, taxes and water fees (14,940 thousand euro at December 31, 2002); the increase is essentially attributable to the rise in water fees and to the contribution due to C.C.S.E. by AEM Elettricità S.p.A. in relation to the standards of service continuity to users (Resolution no. 123/00 by the Authority for Electricity and Gas);
- for 21,126 thousand euro (14,380 thousand euro at December 31, 2002), other operating expenses, mainly deriving from the purchase by AEM Trading S.r.l. of Green Certificates, trade association

membership fees, out-of-period expenses and underprovisions, as well as losses from the disposal of certain assets during the year.

C) FINANCIAL INCOME AND CHARGES

C15) Income from equity investments

Income from equity investments totals 4,184 thousand euro at December 31, 2003 (587 thousand euro at December 31, 2002) and refers to dividends distributed by the following affiliates of AEM S.p.A.: ATEL SA, ASM Brescia S.p.A., AEM Torino S.p.A., ASM Sondrio S.p.A., Emittenti Titoli S.p.A..

C 16) Other financial income

Financial income totals 5,722 thousand euro (6,701 thousand euro in 2002) and refers to:

- for 22 thousand euro (268 thousand euro at December 31, 2002), interest on amounts due from personnel;
- for 3 thousand euro, income from securities included in fixed assets;
- for 5,697 thousand euro (6,395 thousand euro at December 31, 2002) miscellaneous income made up of:
  - interest on financial investments, amounting to 332 thousand euro (769 thousand euro at December 31, 2002);
  - interest on bank deposits, 2,444 thousand euro (2,927 thousand euro at December 31, 2002);
  - interest on other receivables, 2,921 thousand euro (2,699 thousand euro at December 31, 2002), relating mainly to default interest, interest for late payment charged to users, income from suppliers for advance payment and exchange gains.

C 17) Interest and other financial charges

Financial charges total 45,699 thousand euro (31,886 thousand euro at December 31, 2002) and are made up of:

- interest payable to AEM S.p.A.'s parent entity of 861 thousand euro (706 thousand euro in 2002), relating to interest expense accrued on the current account with the Municipality of Milan which regulates financial relations between AEM S.p.A. and the Municipality;
- interest payable to others, amounting to 44,838 thousand euro (31,179 thousand euro at December 31, 2002) which includes:
  - interest on amounts due to banks, of 27,718 thousand euro (23,990 thousand euro in 2002), representing interest accrued during the period on the group's bank borrowings;
  - interest on other payables, amounting to 17,120 thousand euro (7,189 thousand euro at December 31, 2002), essentially relating to financial charges on lease contracts stipulated for the building in Via Caracciolo and the building in Corso di Porta Vittoria, interest payable by AEM Elettricità S.p.A. on the loan from Cassa Depositi e Prestiti taken out at the time of the purchase of ENEL Distribuzione S.p.A.'s business, as well as interest accruing on the bond loan issued during the year.

D) ADJUSTMENTS TO FINANCIAL FIXED ASSETS

D18) Revaluations

At December 31, 2003 these amount to 2,534 thousand euro and refer to the higher value attributed to equity investments in associated companies, in particular Malpensa Energia S.r.l. (236 thousand euro), Società Servizi Valdisotto S.p.A. (17 thousand euro) and e-Utile S.p.A. (312 thousand euro), carried at equity in the consolidated financial statements. The caption also includes the writeback of the investment in e.Biscom S.p.A. calculated on the basis of the average price of shares during the last six months of the year (1,969 thousand euro).

D19) Writedowns

These total 6,265 thousand euro and refer for:

- 4,640 thousand euro, to the writedown of the investment in AEM Torino S.p.A. to bring its cost into line with the share's average market value during the last six months of the year;
- 1,104 thousand euro, to the writedown of the investment in Mestni Plinovodi d.o.o., to bring the cost into line with the company's net equity;
- 521 thousand euro, to the writedown of the investment in Consorzio Italpower.

E) EXTRAORDINARY INCOME AND CHARGES

E 20) Extraordinary income

At December 31, 2003 it amounts to 223,535 thousand euro and refers to the gain from the sale of the investment in Fastweb S.p.A., on June 23, 2003.

E 21) Extraordinary charges

The financial statements for the year ended December 31, 2003 include 35,422 thousand euro (5,826 thousand euro at December 31, 2002), which refer to the extraordinary disposal of certain elements of plant of the Cassano d'Adda power station, following its repowering.

22) INCOME TAXES FOR THE YEAR

At December 31, 2003 they amount to 95,084 thousand euro, with an increase of 56,965 thousand euro on the previous year.

The increase is essentially caused by the growth in consolidated income before taxes, also thanks to extraordinary gains, such as the gain on sale of the investment in Fastweb S.p.A,, subject to the flat-rate substitute tax as per Decree Law 358/97. As last year, despite the stricter instructions introduced by Decree Law 209/02 (converted into Law 265/02), the parent company AEM S.p.A. took advantage of the minimum IRPEG rate of 19%, thanks to the use of increments and the DIT surplus brought forward from prior years.

	12.31.2003	12.31.2002
Income taxes for the year	98,681	33,027
- deferred tax assets	(11,972)	(6,061)
+ Deferred tax liabilities	8,375	11,153
Total taxes for the year	95,084	38,119

Taxes for the year are calculated as follows, based on current accounting principles and consolidation policies:

- 98,681 thousand euro, current taxes, made up of IRPEG, 44,451 thousand euro, flat-rate substitute tax as per Decree Law 358/97, 39,657 thousand euro, and IRAP, 14,526 thousand euro;

- 8,375 thousand euro of deferred tax liabilities, of which 8,435 thousand euro generated by adjustments to bring book values of the individual companies into line with those that are justifiable for statutory purposes, by eliminating interferences caused by adjustments and provisions that are in accordance with tax rules but which are not justifiable for statutory purposes, such as higher amortisation and depreciation charged for tax purposes in the financial statements of the transferee subsidiaries, in order to obtain of a tax benefit that would otherwise have been lost;

- offsetting these amounts, 11,972 thousand euro of deferred tax assets. In addition to the 1,409 thousand euro that arose on elimination of the gains on sale of the businesses between group companies, these taxes have also been calculated on timing differences between the net income shown in the financial statements and the taxable income of each group company.

Please note that, for the current year, application of the lower tax rate of 19% foreseen by the Dual Income Tax (DIT) mechanism (D. Lgs. no. 466/97) entailed significant advantages for the parent company AEM S.p.A., which saved 4,781 thousand euro.

The group tax rate came to 24.2% of net income before taxes, mainly as a result of the benefit obtained in 1999 by not taxing the gain realised by the parent company AEM S.p.A. by transferring the businesses to AEM Trasmissione S.p.A., AEM Elettricità S.p.A., AEM Gas S.p.A., given that AEM S.p.A. was subject to the tax moratorium, as well as by charging flat-rate substitute tax as per art. 1 of D. Lgs. 358/97 of the extraordinary gains realised during the current year.

The Board of Directors

The Chairman
Giuliano Zuccoli

achment 1 - Statement of changes in intangible fixed assets

usands of euro)

angible fixed assets	Balance at 12.31.2002			Changes during the year											Balance at 12.31.2003		
	Gross value	Amortisation	Net book value	Acquisitions	Other acquisitions	Amortisation other acquisitions	changes changes	Reclassifications	Reclassified amortisation	Disposals	Amortisation reversed on dis	Writedowns	Amortisation for the year	Total changes for the year	Gross value	Amortisation	Net book value
rt-up and expansion costs	23,964	-11,610	12,354	645	44								-3,700	-3,011	24,653	-15,310	9,343
search and development costs				9	82	-48							-17	26	91	-65	26
its	9,611	-7,143	2,468	1,757			375						-2,564	-432	11,743	-9,707	2,036
ilar rights	13,884	-6,882	7,002	6,548	331	-247		930	-624				-1,768	5,170	21,693	-9,521	12,172
odwill	123,984	-2,066	121,918										-12,398	-12,398	123,984	-14,464	109,520
odwill arising from consolidation	15,793	-4,937	10,856	33,921									-5,006	28,915	49,714	-9,943	39,771
ets in process of formation and advances	986		986	8,729	25		-942							7,812	8,798		8,798
er intangible fixed assets	53,232	-39,830	13,402	5,411	1,000		567	-1,032	632	-10	5	-2,220	-8,086	-3,733	56,948	-47,279	9,669
al intangible fixed assets	**241,454**	**-72,468**	**168,986**	**57,020**	**1,482**	**-295**		**-102**	**8**	**-10**	**5**	**-2,220**	**-33,539**	**22,349**	**297,624**	**-106,289**	**191,335**

achment 2 - Statement of changes in tangible fixed assets

ousands of euro)

gible fixed assets	Balance at 12.31.2002			Changes during the year										Balance at 12.31.2003		
								Reclassifications		Disposal						
	Gross value	Accumulated depreciation	Net book value	Acquisitions	Other acquisitions	Accumulated depreciation	Category change	Asset value	Accumulated depreciation	Asset value	Accumulated depreciation	Writedowns	Depreciation	Gross value	Accumulated depreciation	Net book value
on-transferable assets																
nd and buildings																
n industrial land	249		249											249		249
n industrial buildings	5,111	-1,579	3,532	31						-329	43		-276	4,813	-1,807	3,006
ustrial land and buildings	127,611	-17,457	110,154	4,203			548			-1,237	191	-31	-3,478	131,094	-20,744	110,350
sed buildings	70,287	-2,853	67,434										-1,618	70,287	-4,471	65,816
tal land and buildings	**203,258**	**-21,889**	**181,369**	**4,234**			**548**			**-1,566**	**239**	**-31**	**-5,372**	**206,443**	**-27,022**	**179,421**
nt and machinery																
duction plant	294,912	-72,370	222,542	8,149			96,608	79	1	-58,667	19,647	-8,135	-12,976	332,946	-65,698	267,248
nsport lines	46,730	-6,390	40,340	2,639						-644	236		-2,182	48,725	-8,336	40,389
nsformation stations	47,683	-4,788	42,895	179			6,466					-206	-1,910	54,122	-6,698	47,424
ribution networks	1,271,050	-114,117	1,156,933	62,757	521	-297	33,562	102	-8	-7,668	652		-49,536	1,360,324	-163,306	1,197,018
tal plant and machinery	**1,660,375**	**-197,665**	**1,462,710**	**73,724**	**521**	**-297**	**136,636**	**181**	**-7**	**-66,979**	**20,535**	**-8,341**	**-66,604**	**1,796,117**	**-244,038**	**1,552,079**
ustrial and commercial equipment																
cellaneous equipment	14,606	-6,690	7,916	404	9								-1,943	15,019	-8,633	6,386
bile phones	12	-12		1									-1	13	-13	
tal industrial and commercial equipment	**14,618**	**-6,702**	**7,916**	**405**	**9**								**-1,944**	**15,032**	**-8,646**	**6,386**
her tangible fixed assets																
niture and fittings	3,454	-2,478	976	207	50	-32				-2	1		-174	3,709	-2,683	1,026
ctric and electronic office machines	19,412	-6,470	12,942	2,274	379	-280	1,054			-2,784	1,271		-1,798	20,335	-7,277	13,058
icles	1,428	-1,107	321		19	-1				-18	12		-64	1,429	-1,160	269
d assets worth less than 516 euro	1,233	-1,233		85									-85	1,318	-1,318	
tal other tangible fixed assets	**25,527**	**-11,288**	**14,239**	**2,566**	**448**	**-313**	**1,054**			**-2,804**	**1,284**		**-2,121**	**26,791**	**-12,438**	**14,353**
struction in progress and advances																
industrial buildings	191		191	146										337		337
ustrial buildings	5,372		5,372	4,522			-375							9,519		9,519
duction plant	107,156		107,156	90,748			-96,234	659		-77				102,252		102,252
nsport lines																
nsformation stations	3,208		3,208	3,959			-6,639							528		528
ribution networks	16,301		16,301	20,523			-33,623	10,836		-6,821				7,216		7,216
cellaneous equipment																
er tangible fixed assets	108		108	1,500			-1,367	359						600		600
ances	13,387		13,387					-12,095						1,292		1,292
tal construction in progress and advances	**145,723**		**145,723**	**121,398**			**-138,238**	**-241**		**-6,898**				**121,744**		**121,744**
tal non-transferable assets	**2,049,501**	**-237,544**	**1,811,957**	**202,327**	**978**	**-610**		**-60**	**-7**	**-78,247**	**22,058**	**-8,372**	**-76,041**	**2,166,127**	**-292,144**	**1,873,983**
nsferable assets																
t and machinery	216,407	-33,064	183,343	1,376			24	162	-1				-5,458	217,969	-38,523	179,446
nsferable assets in construction	69,980		69,980	24,095			-24							94,051		94,051
tal transferable assets	**286,387**	**-33,064**	**253,323**	**25,471**				**162**	**-1**				**-5,458**	**312,020**	**-38,523**	**273,497**
nd total	**2,335,888**	**-270,608**	**2,065,280**	**227,798**	**978**	**-610**		**102**	**-8**	**-78,247**	**22,058**	**-8,372**	**-81,499**	**2,478,147**	**-330,667**	**2,147,480**

Attachment 3 - List of Companies included in the consolidated financial statements and of other equity investments
(figures are expressed in thousands of euro)

Name	Registered office	Currency	Share capital (*)	% group holding at 12/31/2003	Portions held %	Shareholder	Book value at 12/31/2003 Euro	Valuation method
Scope of consolidation								
Metroweb S.p.A.	Milan	Euro	20,180	100.00%	100.00%	AEM S.p.A.		Line-by-line consolidation
AEM Elettricità S.p.A.	Milan	Euro	520,000	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
AEM Gas S.p.A.	Milan	Euro	572,000	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
AEM Trasmissione S.p.A.	Milan	Euro	76,597	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
AEM Energia S.p.A.	Milan	Euro	104	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
AEM Service S.r.l.	Milan	Euro	12,405	100%	100%	AEM S.p.A.		Line-by-line consolidation
AEM Trading S.r.l.	Milan	Euro	99	100%	100%	AEM S.p.A.		Line-by-line consolidation
Zincar S.r.l.	Milan	Euro	100	100%	100%	AEM S.p.A.		Line-by-line consolidation
Serenissima Gas S.p.A.	Milan	Euro	1,082	79,4%(1)	71.44%	AEM S.p.A.		Line-by-line consolidation
AEM Calore e Servizi S.p.A.	Milan	Euro	1,800	100%	100%	AEM S.p.A.		Line-by-line consolidation
Serenissima Energia S.r.l.	Milan	Euro	100	79,4% (2)	71.44%	AEM S.p.A.		Line-by-line consolidation
Servizi Calore Milano S.r.l.	Milan	Euro	10	100% (3)	100%	AEM Calore & Servizi S.p.A.		Line-by-line consolidation
Plurigas S.p.A.	Milan	Euro	800	40%	40%	AEM S.p.A.		Proportional consolidation
Companies excluded from consolidation								
Equity investments in subsidiary companies								
Delmi S.r.l.	Milan	Euro	10		100%	AEM S.p.A.	15	Cost
Equity investments in associated companies								
Malpensa Energia S.r.l.	Segrate (Milan)	Euro	5,200		49%	AEM S.p.A.	3,911	at equity
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	Euro	5,837		35,7%	AEM S.p.A.	2,200	at equity
Metsni Plinovodi d.o.o.	Capodistria (Slovenia)	Sit	3,822,852		41.11%	AEM S.p.A.	6,942	at equity
Alagaz S.p.A.	St Petersburg (Russia)	$	50,000		35%	AEM S.p.A.	8	Cost
Consorzio Italpower (in liquidation)	Milan	Euro	2,582		25%	AEM S.p.A.	89	Cost
e-Utile S.p.A.	Milan	Euro	100		49%	AEM S.p.A.	548	at equity
Energheia S.r.l.	Milan	Euro	5,000		25%	AEM S.p.A.	1,540	Cost
AEM-BONATTI S.c.a.r.l. (in liquidation)	Milan	Euro	10		50%	AEM S.p.A.	5	Cost
Electrone	Turin	Euro	1,500		33.33%	AEM S.p.A.	944	at equity
Equity investments in other companies								
CESI (Italian Electrotechnical Testing Centre)	Milan	Euro	8,550		2%	AEM S.p.A.	165	Cost
Aem Torino S.p.A.	Turin	Euro	461,999		1.49%	AEM S.p.A.	8,268	Cost (4)
AGAM S.p.A.	Monza	Euro	46,482		17.49%	AEM S.p.A.	17,439	Cost
Asm Sondrio	Sondrio	Euro	5,834		3.99%	AEM S.p.A.	874	Cost
Consorzio Milano Sistema	Milan	Euro	150		16.67%	AEM S.p.A.	25	Cost
AVIO Valtellina S.p.A.	Sondrio	Euro	2,892		0.18%	AEM S.p.A.	5	Cost
Emittenti Titoli S.p.A.	Milan	Euro	5,200		2.32%	AEM S.p.A.	98	Cost
DIX.IT (in liquidation)	Milan	lire	10,000,000,000		14.28%	AEM S.p.A.	738	Cost
e.BISCOM S.p.A.	Milan	Euro	29,300		0.27%	AEM S.p.A.	4,864	Cost (5)
Edipower S.p.A.	Milan	Euro	1,441,300		16.0%	AEM S.p.A.	318,769	Cost
Atel Aare - Tessin AG fur Elektrizitat	Olten (CH)	CHF	303,600,000		5.76%	AEM S.p.A.	99,199	Cost
Blufare Ltd	London	Lst	1,000		16.75%	AEM S.p.A.	2	Cost
Servelfin	Milan	Euro	3,816		0.52%	Serenissima Gas S.p.A.	14	Cost
Serenissima Energia S.r.l.	Milan	Euro	100		10.00%	Serenissima Gas S.p.A.	24	Cost

(*) Share capitals are expressed in thousands of euro
(1) Net of own shares held by Serenissima Gas S.p.A..
(2) AEM S.p.A. owns 71.44% of Serenissima Energia S.r.l.directly and 7.9% indirectly through Serenissima Gas
(3) AEM S.p.A. owns 100% of SCM S.r.l. indirectly through its 100 % interest in ACS S.p.A.
(4) The value of the investment was written down to bring it into line with its average stock market price during
(5) The value of the investment was written back to bring it into line with its average stock market price during

Attachment no. 4 - Change in the scope of consolidation
figures in thousands of euro

DESCRIPTION	REGISTERED OFFICE	CURRENCY	SHARE CAPITAL	% GROUP HOLDING
COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION AT 12/31/2003				
Line-by-line consolidation				
AEM Calore & Servizi S.p.A.	Milan	euro	1,800	100%
Serenissima Energia S.r.l.	Milan	euro	100	71.44%
Servizi Calore Milano S.r.l.*	Milan	euro	10	100%
COMPANIES EXCLUDED FROM THE SCOPE OF CONSOLIDATION AT 12/31/2003				
Proportional consolidation				
Electrone S.p.A.	Turin	euro	1,500	33.33%

* Indirectly held through AEM Calore & Servizi S.p.A.

Attachment 5 - Statement of changes in group
figures in millions of euro

Description	Share capital	Legal reserve	Accelerated depreciation reserve	Extraordinary reserve	Consolidation reserve	Retained earnings (accumulated losses)	Group net income for the year	Group shareholders' equity	Shareholders' equity of minority interests	Total shareholders' equity
Group shareholders' equity at 12.31.2002	936	66	8	72	29	-53	113	1,170	12	1,182
Changes during the year:										
Legal reserve		2					-2			
Accelerated depreciation reserve			3				-3			
Extraordinary reserve				13			-13			
Dividends distributed to shareholders							-76	-76		-76
Consolidation reserve					-29			-29		-29
Other reserves										
Retained earnings (accumulated losses)						19	-19			
Net income for the year pertaining to the group							297	297		297
Shareholders' equity of minority interests Change in capital and reserves pertaining to minority interests									-10	-10
Net income									1	1
Group shareholders' equity at 12.31.2003	**936**	**68**	**11**	**86**		**-34**	**297**	**1,363**	**3**	**1,366**

Attachment 6
STATEMENT OF CASH FLOWS
CONSOLIDATED FINANCIAL STATEMENTS

	CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003	CONSOLIDATED FINANCIAL STATEMENTS 12.31.2002
Cash flow generated by operations		
Net income for the year	297,035,891	112,711,478
Depreciation of tangible fixed assets	81,499,460	66,619,809
Amortisation of intangible fixed assets	33,538,577	26,415,430
Changes in assets and liabilities:		
Receivables for the sale of power and services	-21,341,434	-42,159,824
Receivables from parent company	-6,476,070	-14,232,018
Other receivables	-15,689,283	-8,189,544
Inventories	-240,447	-25,555,139
Accrued income and prepaid expenses	-14,988,125	-343,293
Trade accounts	-13,973,927	-2,554,802
Other payables	35,204,702	46,780,968
Guarantee deposits	2,414,852	20,033,786
Accrued expenses and deferred income	6,676,827	23,889,689
Severance indemnities	423,163	6,274,164
Other reserves	24,470,117	9,430,567
Total cash flow generated by operations	**408,554,303**	**219,121,271**
Cash flow used in investment activities		
Net capital expenditure on tangible and intangible fixed ass	-219,588,075	-733,169,409
Equity investments	-97,166,536	-252,498,830
Total cash flow used in investment activities	**-316,754,611**	**-985,668,239**
Free cash flow	**91,799,692**	**-766,546,968**
Cash flow generated by financing activities		
Due to banks	65,722,637	424,910,634
Financial receivables	-245,806,632	-4,011,260
Due to other providers of finance	-29,510,605	426,499,224
Bond loan	500,000,000	
Current account with the Municipality of Milan	45,663,385	-30,735,525
Change in consolidation reserve	-28,570,824	
Change in minority interests	-8,690,956	1,039,188
Net income distributed	-75,601,991	-75,601,991
Total cash flow generated by financing activities	**223,205,014**	**742,100,270**
INCREASE IN LIQUID FUNDS	**315,004,706**	**-24,446,698**
OPENING LIQUID FUNDS	**60,365,023**	**84,811,721**
CLOSING LIQUID FUNDS	**375,369,729**	**60,365,023**

NET FINANCIAL POSITION	**CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003**	**CONSOLIDATED FINANCIAL STATEMENTS 12.31.2002**
Net liquidity	375,369,729	60,365,023
Financial receivables	251,061,988	5,255,356
Current account with the Municipality of Milan	-75,100,927	-29,437,542
Other providers of finance	-402,319,924	-431,830,529
Bond loan	-500,000,000	
Due to banks	-832,502,757	-766,780,120
TOTAL NET FINANCIAL POSITION	**-1,183,491,891**	**-1,162,427,812**

Attachment 7
RECLASSIFIED INCOME STATEMENT
CONSOLIDATED FINANCIAL STATEMENTS

	CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003	CONSOLIDATED FINANCIAL STATEMENTS 12.31.2002
Net financial position at the beginning of the year	**-1,162,427,812**	**-321,318,041**
Cash flow generated by operations		
Net income for the year	297,035,891	112,711,478
Depreciation of tangible fixed assets	81,499,460	66,619,809
Amortisation of intangible fixed assets	33,538,577	26,415,430
Changes in assets and liabilities:		
Receivables for the sale of power and services	-21,341,434	-42,159,824
Receivables from parent company	-6,476,070	-14,232,018
Other receivables	-15,689,283	-8,189,544
Inventories	-240,447	-25,555,139
Accrued income and prepaid expenses	-14,988,125	-343,293
Trade accounts	-13,973,927	-2,554,802
Other payables	35,204,702	46,780,968
Guarantee deposits	2,414,852	20,033,786
Accrued expenses and deferred income	6,676,827	23,889,689
Severance indemnities	423,163	6,274,164
Other reserves	24,470,117	9,430,567
Total cash flow generated by operations	**408,554,303**	**219,121,271**
Cash flow used in investment activities		
Net capital expenditure on tangible and intangible fixed assets	-219,588,075	-733,169,409
Equity investments	-97,166,536	-252,498,830
Total cash flow used in investment activities	**-316,754,611**	**-985,668,239**
Free cash flow	**91,799,692**	**-766,546,968**
Cash flow absorbed by changes in shareholders' equity		
Change in consolidation reserve	-28,570,824	
Change in minority interests	-8,690,956	1,039,188
Net income distributed	-75,601,991	-75,601,991
Total cash flow absorbed by changes in shareholders' equity	**-112,863,771**	**-74,562,803**
Net financial position at the end of the year	**-1,183,491,891**	**-1,162,427,812**

NET FINANCIAL POSITION	**CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003**	**CONSOLIDATED FINANCIAL STATEMENTS 12.31.2002**
Net liquidity	375,369,729	60,365,023
Financial receivables	251,061,988	5,255,356
Current account with the Municipality of Milan	-75,100,927	-29,437,542
Other providers of finance	-402,319,924	-431,830,529
Bond loan	-500,000,000	
Due to banks	-832,502,757	-766,780,120
TOTAL NET FINANCIAL POSITION	**-1,183,491,891**	**-1,162,427,812**

ATTACHMENTS

BALANCE SHEET SOURCES/APPLICATIONS	CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003		CONSOLIDATED FINANCIAL STATEMENTS 12.31.2002	
CAPITAL EMPLOYED				
INTANGIBLE FIXED ASSETS	191,334,985	7.50	168,985,648	7.21
TANGIBLE FIXED ASSETS				
Gross value	2,477,527,039	97.16	2,335,887,798	99.63
(Accumulated depreciation and amortisation)	-330,046,542	-12.94	-270,608,000	-11.54
	2,147,480,497	84.22	2,065,279,798	88.09
FINANCIAL FIXED ASSETS				
Equity investments	466,685,976	18.30	369,519,439	15.76
Other receivables	409,534	0.02	5,890,334	0.25
Guarantee deposits	254,387	0.01	304,103	0.01
(RESERVES FOR CONTINGENCIES AND OTHER	-134,542,433	-5.28	-110,072,316	-4.70
(SEVERANCE INDEMNITIES)	-68,483,964	-2.69	-68,060,803	-2.90
*** NET CAPITAL EMPLOYED**	**2,603,138,982**	**102.09**	**2,431,846,203**	**103.73**
INVENTORIES	48,263,714	1.89	48,023,265	2.05
SHORT-TERM RECEIVABLES	548,659,187	21.52	499,466,436	21.30
ACCRUED INCOME AND PREPAID EXPENSES	16,748,903	0.66	1,760,778	0.08
(TRADE ACCOUNTS)	-322,645,505	-12.65	-336,619,432	-14.36
(OTHER PAYABLES)	-305,605,278	-11.99	-267,985,723	-11.43
(ACCRUED EXPENSES AND DEFERRED	-38,716,340	-1.52	-32,039,513	-1.37
*** WORKING CAPITAL**	**-53,295,319**	**-2.09**	**-87,394,189**	**-3.73**
** **TOTAL CAPITAL EMPLOYED**	**2,549,843,663**	**100.00**	**2,344,452,014**	**100.00**
SOURCES OF FUNDS				
*** TOTAL SHAREHOLDERS' EQUITY**	**1,366,351,772**	**53.59**	**1,182,024,202**	**50.42**
LONG-TERM FINANCIAL RECEIVABLES	243,381,630	9.54	5,255,357	0.22
(LONG-TERM FINANCIAL PAYABLES)	1,298,391,545	50.92	821,800,606	35.05
(1) TOTAL FINANCIAL POSITION BEYOND ONE YEAR	1,055,009,915	41.38	816,545,249	34.83
FINANCIAL RECEIVABLES WITHIN ONE YEAR	7,680,358	0.30	0	0.00
LIQUID FUNDS	375,369,729	14.72	60,365,023	2.57
(FINANCIAL PAYABLES WITHIN ONE YEAR)	511,532,063	20.06	406,247,586	17.33
(2) TOTAL FINANCIAL POSITION WITHIN ONE YEAR	128,481,976	5.04	345,882,563	14.75
TOTAL NET FINANCIAL POSITION (1+2)	**1,183,491,891**	**46.41**	**1,162,427,812**	**49.58**
TOTAL SOURCES	**2,549,843,663**	**100.00**	**2,344,452,014**	**100.00**

RECLASSIFIED BALANCE SHEET	CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003	%	CONSOLIDATED FINANCIAL STATEMENTS 12.31.2002	%
ASSETS				
1. CURRENT ASSETS	**996,721,891**	**24.63**	**609,615,501**	**18.90**
Cash, bank deposits and fixed-rate securities	375,369,729	9.28	60,365,023	1.87
Receivables for financial transactions	6,100,000	0.15		
Equity investments included in current assets	1,580,358	0.04		
Receivables for the sale of power and services	399,705,957	9.88	368,796,862	11.44
Due from associated companies	1,666,134	0.04	2,471,068	0.08
Due from subsidiary companies			8,762,727	0.27
Receivables from parent company	77,515,181	1.92	71,039,111	2.20
Due from Electricity Equalisation Fund	3,980,004	0.10	1,985,776	0.06
Other receivables	65,083,408	1.61	44,294,674	1.37
Advances to suppliers for operating costs	364,423	0.01	1,882,846	0.06
Current portion of long-term financial receivables	344,080	0.01	233,371	0.01
Inventories	48,263,714	1.19	48,023,265	1.49
Accrued income and prepaid expenses	16,748,903	0.41	1,760,778	0.05
2. TANGIBLE FIXED ASSETS	**2,147,480,497**	**53.07**	**2,065,279,798**	**64.04**
Transferable tangible fixed assets	179,446,497	4.43	183,342,631	5.69
Non-transferable tangible fixed assets	1,966,741,917	48.61	1,867,584,135	57.91
Advances to suppliers for capital expenditure	1,292,083	0.03	14,353,032	0.45
3. INTANGIBLE FIXED ASSETS	**191,334,985**	**4.73**	**168,985,648**	**5.24**
intangible fixed assets	191,334,985	4.73	168,985,648	5.24
4. FINANCIAL FIXED ASSETS	**710,731,527**	**17.57**	**380,969,232**	**11.81**
Equity investments	466,685,976	11.53	369,519,439	11.46
Securities	238,205,946	5.89	79,673	0.00
Long-term financial receivables from associated companies	5,175,684	0.13	5,175,683	0.16
Long-term financial receivables	663,921	0.02	6,194,437	0.19
5. TOTAL FIXED ASSETS (2+3+4)	**3,049,547,009**	**75.37**	**2,615,234,678**	**81.10**
6. TOTAL ASSETS (1 + 5)	**4,046,268,900**	**100.00**	**3,224,850,179**	**100.00**
LIABILITIES AND SHAREHOLDERS' EQUITY				
1. CURRENT LIABILITIES	**1,178,499,186**	**29.13**	**1,042,892,253**	**32.34**
Advance payments and guarantee deposits from users	64,139,947	1.59	61,725,095	1.91
Suppliers	322,645,505	7.97	336,619,432	10.44
Payables from associated companies	485,505	0.01	8,135,571	0.25
Payables to parent company :				
- current account	75,100,927	1.86	29,437,542	0.91
- other payables	5,824,906	0.14	10,200,607	0.32
Taxes payable	97,856,346	2.42	52,261,620	1.62
Due to social security institutions	12,822,349	0.32	12,400,732	0.38
Due to Electricity Equalisation Fund	16,544,981	0.41	14,819,770	0.46
Payables to personnel	12,637,229	0.31	10,079,870	0.31
Other payables	95,294,015	2.36	98,362,457	3.05
Short-term bank borrowings	394,081,670	9.74	347,299,439	10.77
Short-term payables to other providers of finance	42,349,466	1.05	29,510,605	0.92
Accrued expenses and deferred income	38,716,340	0.96	32,039,513	0.99
2. MEDIUM/LONG TERM LIABILITIES AND MISCELLANEOUS RESERVES	**1,501,417,942**	**37.11**	**999,933,724**	**31.01**
Long-term payables to banks	438,421,087	10.84	419,480,681	13.01
Bonds	500,000,000	12.36		
Due to other providers of finance	359,970,458	8.90	402,319,924	12.48
Severance indemnities	68,483,964	1.69	68,060,802	2.11
Taxation				
Reserve for deferred taxation	44,205,490	1.09	35,831,151	1.11
Reserve for specific risks	89,982,046	2.22	74,241,165	2.30
Reserve for future expenses	354,897	0.01		
3. GROUP SHAREHOLDERS' EQUITY	**1,363,438,448**	**33.70**	**1,170,419,922**	**36.29**
Share capital	936,024,648	23.13	936,024,648	29.03
Legal reserve	67,513,369	1.67	65,812,261	2.04
Other reserves	96,451,137	2.38	80,330,498	2.49
Consolidation reserve	191,428	0.00	28,762,252	0.89
Retained earnings (accumulated losses)	-33,778,025	-0.83	-53,221,215	-1.65
Net income for the year	297,035,891	7.34	112,711,478	3.50
4. SHAREHOLDERS' EQUITY OF MINORITY INTERESTS	**2,913,324**	**0.07**	**11,604,280**	**0.36**
Shareholders' equity of minority interests	2,913,324	0.07	11,604,280	0.36
5. TOTAL SHAREHOLDERS' EQUITY	**1,366,351,772**	**33.77**	**1,182,024,202**	**36.65**
6. TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4,046,268,900**	**100.00**	**3,224,850,179**	**100.00**

RECLASSIFIED INCOME STATEMENT	CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003	%	CONSOLIDATED FINANCIAL STATEMENTS 12.31.2002	%
A. TURNOVER	**1,391,523,736**	**100.0**	**1,040,497,264**	**100.0**
- Sale and distribution of electricity to captive customers	518,945,532	37.3	283,877,186	27.3
- Sale of electricity to eligible customers	87,676,793	6.3	139,453,857	13.4
- Distribution of electricity to eligible customers	16,525,180	1.2	6,228,822	0.6
- Sale of gas to users and other companies	475,718,365	34.2	372,519,926	35.8
- Sale of heat	53,892,933	3.9	21,700,195	2.1
- Services to customers	67,202,150	4.8	56,697,330	5.4
- Services to the Municipality of Milan	34,553,411	2.5	32,920,700	3.2
- Services on behalf of third parties	73,613,137	5.3	68,385,516	6.6
- Change in contract work in progress	1,000,552	0.1	-1,358,547	-0.1
- Connection contributions	23,751,960	1.7	19,041,021	1.8
- Other current period income	36,204,284	2.6	40,298,308	3.9
- Contributions from Electricity Equalisation Fund	2,439,439	0.2	732,950	0.1
B. OPERATING COSTS	**848,607,289**	**61.0**	**632,510,077**	**60.8**
- Purchase of energy and fuel	536,392,629	38.5	387,711,499	37.3
- Materials	20,044,827	1.4	10,763,893	1.0
- Electricity delivering and transmission charges	70,827,893	5.1	49,467,458	4.8
- Subcontracted work	90,122,506	6.5	74,170,126	7.1
- Services	77,806,256	5.6	70,721,419	6.8
- Use of third-party assets	15,323,569	1.1	10,398,860	1.0
- Mountain community contributions and water fees	7,870,532	0.6	6,730,075	0.6
- Taxes, duties and miscellaneous rights for the period	9,340,844	0.7	8,209,977	0.8
- Other operating expenses	20,878,233	1.5	14,336,770	1.4
C. VALUE ADDED (A - B)	**542,916,447**	**39.0**	**407,987,187**	**39.2**
D. LABOUR COST	**128,478,381**	**9.2**	**105,527,640**	**10.1**
E. GROSS OPERATING INCOME (EBITDA) (C - D)	**414,438,066**	**29.8**	**302,459,547**	**29.1**
F. AMORTISATION, DEPRECIATION AND PROVISIONS	**170,115,981**	**12.2**	**117,966,524**	**11.3**
- Depreciation of tangible fixed assets	81,499,460	5.9	66,619,809	6.4
- Amortisation of intangible fixed assets	33,538,577	2.4	26,415,430	2.5
- Other writedowns of fixed assets	10,592,935	0.8		
- Provision for bad and doubtful accounts	2,700,584	0.2	3,761,510	0.4
- Provisions to risk reserves	41,429,528	3.0	21,169,775	2.0
- Provisions to reserve for future expenses	354,897	0.0		
G. OPERATING INCOME (EBIT) (E-F)	**244,322,085**	**17.6**	**184,493,023**	**17.7**
H. PORTION OF RESULTS OF COMPANIES VALUED AT	**-538,555**	**0.0**	**-736,264**	**-0.1**
I. FINANCIAL CHARGES	**50,861,455**	**3.7**	**34,982,990**	**3.4**
- Interest expense on current account with Municipality of Milan	861,235	0.1	704,775	0.1
- Writedown of equity investments	5,162,074	0.4	3,097,628	0.3
- Other financial expenses	44,838,146	3.2	31,180,587	3.0
L. FINANCIAL INCOME	**11,874,206**	**0.9**	**7,288,134**	**0.7**
- Revaluation of equity investments	1,968,609	0.1		
- Other financial income	9,905,597	0.7	7,288,134	0.7
M. TOTAL FINANCIAL INCOME / CHARGES (L - I)	**-38,987,249**	**-2.8**	**-27,694,856**	**-2.7**
N. INCOME BEFORE EXTRAORDINARY ITEMS (G + H + M)	**204,796,281**	**14.7**	**156,061,902**	**15.0**
O. TOTAL EXTRAORDINARY ITEMS	**187,990,489**	**13.5**	**-4,191,864**	**-0.4**
P. INCOME BEFORE TAXES (N + O)	**392,786,770**	**28.2**	**151,870,038**	**14.6**
Q. TAXES FOR THE YEAR	**95,084,364**	**6.8**	**38,119,372**	**3.7**
Income taxes for the year	98,681,296	7.1	33,027,429	3.2
Deferred tax assets	-11,971,860	-0.9	-6,060,817	-0.6
Deferred tax	8,374,928	0.6	11,152,760	1.1
R. NET INCOME FOR THE YEAR	**297,702,406**	**21.4**	**113,750,666**	**10.9**
S. INCOME / (LOSSES) OF MINORITY INTERESTS	**-666,515**	**0.0**	**-1,039,188**	**-0.1**
T. NET INCOME FOR THE YEAR PERTAINING TO THE GROUP	**297,035,891**	**21.3**	**112,711,478**	**10.8**

STATUTORY AUDITORS' REPORT

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE AEM GROUP

Shareholders,

The Board of Directors gave us a copy of the AEM Group's consolidated financial statements on March 16, 2004.

The 2003 consolidated financial statements include thirteen companies compared with eleven in 2002, as AEM Calore & Servizi S.p.A., Serenissima Energia S.r.l. and Servizi Calore Milano S.r.l. have entered the scope of consolidation and Electrone S.p.A. is no longer consolidated on a proportional basis.

The following subsidiaries have been consolidated on a line-by-line basis: Metroweb S.p.A., AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Trasmissione S.p.A. AEM Energia S.p.A. AEM Service S.r.l., AEM Trading S.r.l., Zincar S.r.l., Serenissima Gas S.p.A., AEM Calore & Servizi S.p.A Serenissima Energia S.r.l. and Servizi Calore Milano S.r.l., while only one company is now consolidated on a proportional basis, namely Plurigas S.p.A.

Delmi S.r.l. has been excluded from the scope of consolidation and carried at cost.

Associated companies are shown in the financial statements:

- at net equity: Malpensa Energia S.r.l. Società Servizi Valdisotto S.p.A. Mestni Plinovodi d.o.o., e-Utile S.p.A. and Electrone S.r.l.;
- at cost: Alagaz S.p.A., Consorzio Italpower (in liquidation), Energheia S.r.l., AEM-BONATTI S.c.a.r.l. (in liquidation).

Equity investments in other companies are shown at cost, except for the shares in AEM Torino S.p.A. and e-Biscom S.p.A.: their values have been written down and written back respectively to bring them into line with the average market price for the last six months.

The investment in Edipower S.p.A. has been pledged as security for bank loans, while the voting rights have been maintained by AEM S.p.A.

As regards the subscription of the e.Biscom convertible bonds for 238,126 thousand euro, AEM S.p.A. believes that it is reasonable to show this figure under other receivables, even though it exercised its conversion right before the end of 2003 in relation to the issue date of the shares, which was in 2004.

We have checked that the consolidated financial statements were prepared on the basis of the financial statements of subsidiaries and associated companies, as approved by their respective shareholders' meetings or, if the AGM has not yet been held, on the basis of the draft financial statements approved by their respective Boards of Directors, as explained in the notes.

The consolidated financial statements at December 31, 2003 show net income for the year of 297,035,891 euro, total assets of 4,046,268,900 euro, consolidated shareholders' equity of 1,066,402,557 euro, net of the result for the year and minority interests. The memorandum accounts amount to 518,560,378 euro.

The accounting principles used in the consolidated financial statements agree with those used in the statutory financial statements of AEM S.p.A. and its subsidiaries, so no adjustments or reclassifications were needed to make them compatible. The principles comply with the provisions of arts. 34 and 35 of D.Lgs no. 127/91.

We can assure you that we have checked compliance by the formats and accounting principles used and explained in the notes with the requirements of law, the regulatory instructions issued by CONSOB, the accounting principles prepared by the Italian Accounting Profession and those recommended by the International Accounting Standards Committee, as well as the adequacy of these formats and principles for the Group's business.

We have noted that the independent auditors, Reconta Ernst & Young S.p.A., have stated in their report issued on April 7, 2004 pursuant to art. 156 of D.Lgs. no. 58/98, that the consolidated financial statements at December 31, 2003 have been prepared in a clear manner and give a true and fair view of the assets and liabilities, financial position and results of the Company and of the Group.

We can also assure you that we have checked that the consolidated financial statements agree with the facts and information that we have been made aware of as a result of taking part in board meetings in the exercise of our duties of supervision and our powers of inspection and control.

We are therefore of the opinion that the consolidated financial statements are a correct expression of the financial and economic situation of the AEM Group for the year ended December 31, 2003.

Milan, April 8, 2004

The Board of Statutory Auditors

Luigi Carlo Spadacini

Alfredo Fossati

Italo Bruno Vergallo

INDIPENDENT AUDITORS' REPORT

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via Torino, 68
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58

(Translation from the original Italian text)

To the Shareholders
of Aem S.p.A.

1. We have audited the consolidated financial statements of Aem S.p.A. as of and for the year ended December 31, 2003. These financial statements are the responsibility of the Aem S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For our opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated April 11, 2003.

3. In our opinion, the consolidated financial statements of Aem S.p.A. comply with the Italian regulations governing consolidated financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Aem S.p.A. as of December 31, 2003, and the consolidated results of its operations for the year then ended.

Milan, April 7, 2004

Reconta Ernst & Young S.p.A.
signed by: Pellegrino Libroia
(partner)

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.111.000,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

AEM S.p.A.

MINUTES OF THE ORDINARY MEETING

APRIL 29, 2004

On the twenty-ninth day of April 2004, at 11:33 a.m., the Ordinary Meeting of AEM S.p.A. was held in Milan, at Via Meravigli no. 9/b. Mr. Giuliano Zuccoli, in his capacity as Chairman of the Board of Directors, chaired the meeting pursuant to Article 13 of the By-Laws, and declared the session open.

The Chairman announced that, in addition to himself, the following persons were present in their capacity as members of the Board of Directors:

- Mr. Francesco Randazzo - Vice-Chairman
- Mr. Gianni Castelli
- Mr. Mario Mauri
- Mr. Paolo Oberti
- Mr. Aldo Scarselli.

As members of the Board of Statutory Auditors, the following regular auditors were present:

- Mr. Luigi Carlo Spadacini - Chairman
- Mr. Alfredo Fossati
- Mr. Italo Bruno Vergallo.

The following Members of the Board justified their absence: Mr. Giulio Del Ninno and Mr. Antonio Taormina.

Pursuant to Article 13 of the By-Laws, the Chairman proposed to the Shareholders' Meeting to appoint Mr. Piergaetano Marchetti, Notary Public, as secretary, who was to draw up the minutes of the ordinary session as well.
The Shareholders' Meeting unanimously approved.
No votes against.

Abstained: No. 3,100 shares (Mr. Ierardi represented in person, and Lardera represented by proxy, as per attached list of participants).

Favourable: the remaining shares.

The Chairman acknowledged that:

- the ordinary shareholders' meeting was duly convened on first call, to be held on this day and in this place, at 11:30 a.m., in accordance with the applicable laws and by-laws, as per notice published in the Official Gazette of the Republic of Italy - Notice Sheet No. 70 of March 24, 2004, Notice No. S-4079, as well as in the following dailies: *Il Sole 24 Ore, Corriere della Sera* and *Milano Finanza* of March 24, 2004, with the following

Agenda

ORDINARY SESSION

1. Financial Statements as at 31 December 2003, Management Report by the Directors, and Report by the Board of Statutory Auditors: inherent and consequent resolutions.
2. Appointment of Reconta Ernst & Young S.p.A. for the years 2004, 2005 and 2006 as accounting firm responsible for the auditing of the financial statements and of the consolidated financial statements, and for the limited audit of the half-year report.

EXTRAORDINARY SESSION

(*omissis*)

The Chairman also acknowledged that, with regard to the items on the agenda, the accomplishments provided by the laws and regulations then in force had been duly fulfilled. More specifically:

- the draft financial statements, the consolidated financial statements and the management report, approved by the Board of Directors held on March 16, 2004, had been made available at the Company's registered office, at *Borsa Italiana S.p.A.*[1], as well as on the Company's website, WWW.AEM.IT, starting from March 30, 2004;

- while the reports of the Board of Statutory Auditors and of the Accounting Firm, as well as the annual report on corporate governance and the reports by the Board of Directors about the second item on the agenda of the ordinary session and about the sole item on the agenda of the

[1] That is the Italian Stock Exchange.

extraordinary session had been made available, by the same procedures, starting from April 14, 2004.

Furthermore, the Chairman notified that all the documentation had been sent to:

- the shareholders present in person or by proxy at the last meeting;
- all shareholders registered in the register of shareholders as owning at least 500,000.- shares;
- all those who had requested it,

as well as delivered to all of the shareholders, or their proxies present at the meeting.

The Chairman stated that:

- no. 83 shareholders representing no. 1,118,366,580.- ordinary shares - equal to 62.12% of no. 1,800,047,400.- (one billion eight hundred million forty-seven thousand and four hundred) ordinary shares with a par value of € 0.52 each, constituting the share capital of € 936,024,648.00- (nine hundred and thirty-six million twenty-four thousand six hundred and forty-eight) - were present in person or by proxy;
- at that date, no. 18,000,000 of non-voting shares owned by the Company were equal to 0.999% of the share capital;
- the meeting on first call was validly constituted in compliance with the applicable laws and by-laws, and was entitled to deliberate on the agenda.

Furthermore, the Chairman notified that:

- the persons in charge had verified the attending shareholders' legitimate right to be present at the meeting, and, in particular, that the proxies submitted by those present had been checked for compliance with the laws and by-laws in force;

- the name list of the participants, whether present in person or by proxy, including all the data required by *Consob*[2], shall be attached to the minutes as an integral part thereof, together with the list of persons admitted to hear the meeting only and including the reporters attending the meeting from an appropriate room, connected by means of an audio-visual system;

[2] *Consob, Commissione Nazionale per le Società e la Borsa* = That is the Italian Securities and Exchange Commission.

- in order to facilitate the drawing up of the minutes, the carrying out of the meeting would be recorded; furthermore, in order to cope with the technical and organizational needs of the meeting, some employees and collaborators of the Company would attend the meeting from an appropriate room, exclusively connected by means of a closed circuit TV system. Audio and videotaping would not be allowed;

- according to the records filed in the register of shareholders and taking into account the updates relating to the meeting of that day, as well as according to the notices received pursuant to Article 120 of Legislative Decree No. 58/98 and other available information, the entities proven to directly or indirectly own a number of shares equal to more than 2% of the subscribed and paid-up share capital, are the following ones:

SHAREHOLDERS	No. OF ORDINARY SHARES	% OF SHARE CAPITAL
MUNICIPALITY OF MILAN	**TOTAL 918,024,174**	**51.000%**
- Directly	917,976,774	50.997%
- Indirectly, through Metropolitana Milanese S.P.A.	47,400	0.003%
MOTOR COLUMBUS AG Indirectly, through Atel Italia Holding S.r.l.	**Total 94,793,281**	**5.266%**
ITALENERGIA BIS S.P.A., Indirectly, through Edison S.p.A.	**Total 91,807,000**	**5.100%**

The Chairman stated that he was not aware of any shareholders' agreements pursuant to Article 122 of Legislative Decree No. 58/98, having the Company shares as an object, and however disclosed pursuant to Article 9 of the By-Laws.

The Chairman reminded that, pursuant to Article 9, ninth paragraph of the By-Laws - except for the Municipality of Milan and the entities set forth in Article 9, sixth paragraph of the By-Laws -, the voting rights connected to the shares held by a shareholder to an extent exceeding 5% of the share capital, may not be exercised and the voting right due to each of the entities to which the threshold of the share ownership may be referred would be proportionally reduced, except as preliminarily and jointly indicated by the parties concerned.

Furthermore, pursuant to Article 14, second paragraph - except for the Municipality of Milan and the entities set forth in Article 9, sixth paragraph of the By-Laws -, the voting right may not be exercised for more than 5% of the share capital not even by proxy, unless the proxy would be granted within the framework of the procedure for request and collection of the proxies provided by Articles 136 and subsequent of the *Testo Unico della Finanza*[3].

Therefore, the Chairman formally requested those present at the meeting to declare any lack of entitlement to vote pursuant to the applicable laws and by-laws (no one intervened).

He requested the shareholders or their proxies present - wishing to take the floor - to sign up in advance by giving their names to the Secretary, Mr. Piergaetano Marchetti. When it would be their turn, they could speak from the podium close to the Chairman.

Before going on to discuss the items on the agenda, the Chairman notified the technical procedures for managing the meeting and for voting.

Upon registration to enter the meeting, each shareholder or proxy was given a voting paper - or several voting papers if representing other shareholders by proxy - and expressed the intention, on behalf of the persons/entities represented, of expressing a "dissenting vote". Each voting paper consisted of no. 20 coupons of different colours, ordered by consecutive numbers. The first 13 coupons reported the object of the relevant voting and the number of votes to which the relevant voter was entitled. On the contrary, the other 7 coupons were reserved for further voting, if any, that could become necessary with regard to the agenda.

The Chairman requested those present in person or by proxy not to absent themselves, whenever possible; however, should they leave the meeting before the voting or before the end of the meeting,

[3] Finance Consolidation Act.

they were kindly requested to return the attendance card to the staff member in charge. Should they return to the meeting hall, they would be given back the card and the relevant recording of the presence.

Voting would be carried out by a show of hands. However, in order to facilitate the vote count, opposing or abstaining shareholders had to express their vote only, also by using the appropriate coupon attached to the voting paper, checking the box relating to the expressed vote and delivering it to the staff member in charge, for the purpose of recording the vote.

The described voting procedure would be carried out for the resolutions relevant or related to the items on the agenda, whereas the other voting - relating to the procedures for carrying out the meeting - would be exclusively carried out by a show of hands. In this case, those expressing a dissenting vote or abstaining from the vote would be obliged to communicate the name and the number of shares represented in person and/or by proxy.

The Chairman announced that, in order to facilitate the votes with the described procedures, it would be appropriate to appoint two vote counters. He proposed to appoint Mrs. Cinzia De Bellis and Mrs. Maria Vinti.

Once acknowledged that, at the beginning of the vote, no. 86 shareholders were present in person or by proxy, representing no.1,118,376,580.- shares equal to 62.13% of the share capital, the Chairman put to the vote, by show of hands, the proposal to appoint Mrs. Cinzia De Bellis and Mrs. Maria Vinti as vote counters.

The meeting unanimously approved.

* * *

The Chairman went on to discuss the first item on the agenda.

Financial Statements as at 31 December 2003, Management Report by the Board of Directors, and Report by the Board of Statutory Auditors: inherent and consequent resolutions.

The Chairman suggested that, in order to leave greater space to the discussion, they forego the reading of the financial statements, of the management report, of the report by the Board of Statutory Auditors and by the accounting firm. The latter had expressed an opinion without any remark on AEM's financial statements as at December 31, 2003, as it transpired from the report issued on April 7, 2004, which could be found in the last pages of the booklet containing the draft financial statements and consolidated financial statements that the participants were holding in their hands. No one refused.

The Chairman announced that, in compliance with *Consob* requests, the accounting firm had taken 360 hours for a fee of € 41,900.00.- for auditing the financial statements of AEM S.p.A. and 128 hours for a fee of € 11,200.00.- for auditing the consolidated financial statements of the AEM Group.

Before proceeding to the discussion, upon invitation by the Chairman, the Chairman of the Board of Statutory Auditors answered a shareholder complaint, pursuant to Article 2408 of the Italian Civil Code.

Mr. Spadacini took the floor, and read out the answers given by the Board of Statutory Auditors, as set forth herein below:

"On April 22, 2004, Mr. Arturo Buzzi, in his capacity as a shareholder, gave advance notice, via fax, of "reports and denunciations pursuant to Article 2408 of the Italian Civil Code". The registered letter reached this Board of Statutory Auditors on April 26, 2004.

In the aforesaid report and denunciation, Mr. A. Buzzi complained of:

1. *Lack of information with regard to the contestations of the financial statements, as initiated by him in respect of resolutions passed by the Shareholders' Meeting held on March 31, 2004 and April 29, 2003;*
2. *Failure to allocate adequate provisions for risks to cover the losing party costs in the proceedings in question;*
3. *With regard to subsidiary MetroWeb S.p.A.:*
    i. *In his opinion, the implementation of amortization is too low compared to the advancement of technology.*

ii. The underestimation of risks related to the relationship with FastWeb S.p.A. in the light of the transfer of shares that has occurred.

iii. The incorrect attribution of proceeds that included "refunds after costs for works implemented on behalf of FastWeb S.p.A. ".

The Board of Statutory Auditors, in its meeting held on April 26, 2003, having seen the complaint received, having reviewed the financial statements and read every other appropriate document, having consulted the Company's legal department and the administrative management, points out as follows:

- *With regard to items 1) and 2) in terms of relevance of the contestation in question, the Board of Directors, supported by the opinion of the Company's counsels, have deemed the contestations to be economically irrelevant and the risk to lose the case to be not significant and, consequently did not deem it appropriate to issue a special report nor to earmark special funds in the budget.*
- *With regard to item 3) the following is highlighted:*

i. In the financial statements no mention is made to the physical life of an optic fibre, but rather to its useful life. It should be recalled that in an accounting system based on historical values, the amortization represents the spreading of the cost of a fixed asset over several financial years calculated in relation to the estimated useful life. The amortization must be systematic, and the amount allocated in each financial year must relate to the residual possibility of usage of the fixed asset. In the present case, the residual possibility of usage of the fixed assets constituted by the optic fibre and by the cable duct had been determined on the basis of a sworn expert's report drawn up on March 4, 1999, by Mr. Alfredo Viganò on the occasion of the contribution of the "optic fibre network" and of the "optic fibre cable ducts" belonging to AEM S.p.A.. In the expert's report it could be read: "... furthermore, it is specified that, for the purpose of calculating the amortizations that are part of the contributing company's financial statements, the useful life of the optic fibre network and of the cable duct is estimated at 20 years, starting from the moment in which said fixed assets are ready for use". The systematically applied amortization for the optic fibre amounts therefore to 5% a year.

ii. The rental contracts to FastWeb have a duration ranging between 15 and 20 years and therefore in line with the useful life of the fixed asset.

iii. The proceeds deriving from the "building connection" are not mere new charges of costs, but proceeds deriving from a building contract entered into on December 1, 2000".

Before starting the discussion, the Chairman provided some data on the performance of AEM's first quarter 2004, as it was reported in the press release distributed at the end of the meeting and disclosed pursuant to regulations then in force.

The results of the first 2004-quarter showed a turnover growth of 25.4% and an operating result growth of 52.4%. The significant growth in the proceeds, accompanied by a more restrained dynamic of the operating costs, had determined an increase of 38.7% of the gross operating margin, which amounted to € 193.2 million. The profit, before taxes and extraordinary items, had amounted to € 150.2 million (€ 94.4 million in the corresponding period of the previous financial year). The gross consolidated profit for the period, net of the quota belonging to minority interests, had amounted to € 149.2 million (€ 94.2 million as at March 31, 2003), with an increase of 58.4%.

Then the Chairman gave the floor to the secretary for him to read the proposal of the Board of Directors, as set forth herein below.

After reminding those present wishing to take the floor to sign up in advance by giving their names to the Secretary, Mr. Piergaetano Marchetti, at the table of the Chairman, the latter declared the discussion on the first item on the agenda open; such discussion took place as follows.

Mr. Buzzi, in his capacity as a shareholder and after acknowledging the answer given by the Chairman of the Board of Statutory Auditors to complaint pursuant to Article 2408 of the Italian Civil Code, asked what was required in order to report his complaint as well (which indeed was inserted as an annex); the kernel of said complaint, after the preamble, stated that "any contestation, which only a Magistrate could ultimately judge as founded or not, constitutes a fact to be reported, because it is potentially destined to deeply affect future managements. Omitting to inform on the subject violates the *"par condicio"*, that is the principle of equal treatment between controlling shareholder and minority shareholders, as the former is certainly aware of the facts through its representatives in the Board of Directors. Furthermore, it must be noted that omitting significant facts in a listed company, could provoke alterations in the traded securities' worth. Yet another finding would be the failure to earmark in the budget any reserve, in this case due, at least by way of precaution", given that, as Mr. Buzzi pointed out, the result of the contestation was in the hands of the Magistrate and not of the company's legal department.

Furthermore, Mr. Buzzi *recalled that he claimed that in the past years the* MetroWeb profit had been bloated by "manipulating" the evaluation mechanisms of certain balance-sheet items. From this perspective, he stated that the "expedient" of showing overvalued MetroWeb profits was clearly aimed to make the AEM minority shareholders "swallow" the divestment of FastWeb, a constantly expanding company and destined to create profit in the near future, against the acquisition of total control over a business which, on the contrary, was in deficit and in a state of bankruptcy. MetroWeb's profits were overestimated if not, in his opinion, completely non existent, as it clearly appeared to anyone who knew how to properly read and interpret the financial statements, for the following reasons.

(a) In consideration of an investment of € 264 million, a turnover of little over € 25 million was recorded, and foremost, at extremely high risk, as deriving from a single client, with very few hopes of acquiring others, as indeed was expressly stated in MetroWeb annual reports, as well as in MetroWeb annual reports for 2001 and 2002, with the certainty of a substantial reduction of said turnover in the near future. In his opinion, investing with the prospect of realizing a turnover equal to 10% of the investment itself was an economically senseless and disastrous operation.

(b) Cost refunds did not constitute in any way a turnover, and by surreptitiously "inflating" the volume of business with the insertion of non-homogenous data, financial statements were created that were not fake, but misleading.

(c) MetroWeb's 2003 financial statements indeed appeared to be in substantial loss, after the "big profits" in 2002, in spite of the fact that the Company was able to allocate, into its balance sheet, the reserves set aside in the past for the then active dispute with the Municipality of Milan (see MetroWeb's report for 2003).

Then Mr. Buzzi stressed that had MetroWeb not had AEM's support and had it had to implement amortizations related to the risk of obsolescence of its own investments, had it had to set aside reserves for the uncertainty of its incomes and had it had to manage directly planning and foremanship of the installations, it would have already accumulated such losses as to compel them to submit its own books to Court. He repeated that it was not possible to survive by realizing a turnover equal only to 10% of one's investments.

He then stated he still did not understand the reasons for which such a controversial initiative was taken, considering that the AEM management in the past had amply proven to be competent and prudent. He supposed that the reasons may reside in those relationships which he had in the past defined as "incestuous", and which existed between AEM, the Municipal Administration, the Banking System and e.Biscom, and about which it was not elegant to go into greater details, which in any case were there for all to see.

He recalled that in previous Shareholders' Meetings, the AEM shareholders had highlighted the exceptionality of the circumstances of a small company such as e.Biscom which, starting from an initial share capital of only 40 billion old lire, almost as if by the "touch of a magic wand", had been seen to multiply said capital several hundredfold for the simple fact of having become a partner of AEM and especially because the latter had taken upon itself the implementation cost of the required technical infrastructures.

That same company, continued Mr. Buzzi on the subject, had recently resolved upon the merger of FastWeb, which, he recalled, according to the initial agreements was meant to be listed instead of e.Biscom, that is the parent company itself. The "swindle", he said, because this was what it was about, had on that day come full circle with the exchange of shares between FastWeb and MetroWeb, which leaves AEM "holding the candle".

Mr. Buzzi concluded by asking whether on AEM's part any information had been transmitted to e.Biscom (of which, he recalled, he owned a shareholding), which had recently resolved upon the merger of FastWeb, regarding his contestation based on issues of merit and of legitimacy of the transaction of share swap between MetroWeb/FastWeb.

Mr. Cugnasca wished to direct the participants' attention on a small controlled company – Energheia S.r.l. - purchased at the end of 2002 and about which this year no information whatsoever has been provided, besides the failure to draw up its financial statements for 2003 in sufficient time for the Board of Directors to examine it. This was a circumstance which he judged quite negatively, given that Energheia was inactive, in practical terms.

Then he recalled that last April the Chairman had announced that should the necessary authorizations not be received within a reasonable date, set at the end of 2003, the acquired shareholding was going to be returned to Air Liquide.

However, the date of December 31, 2003, had come and gone, and the authorizations had not arrived: therefore, he requested to know whether what Air Liquide claimed regarding a possible extension of the put and call rights until the end of May 2004, a date which he deemed to be totally optimistic for such a complex installation, had indeed been agreed.

Subsequently, he continued, in the shareholders' meeting held at the beginning of August and in that held at the end of October, the Chairman had spoken of a stable situation, of an ongoing bureaucratic procedure, of good relationships with the Region, which signified that the authorization process would be completed by January 2004. He was now asking whether there had been any developments.

Mr. Cugnasca continued on the subject recalling that, at the end of March 2003, a voluminous application for authorization had been submitted for the new Turbogas a Limits, an application which, like many other similar ones, had not received any response. He would like to know, given that said application had been drawn up by AEM's technical departments, with which resources it had been funded and whether Air Liquide had contributed to it, given that said expense does not appear even in Energheia's last year costs.

With regard to the reclamation of Energheia area, he recalled that Air Liquid, during the Shareholders' Meeting of 2003, had announced that the site characterization had been implemented in 2002, and that to this purpose 4 million Euro had been set aside: obviously, he continued, said investigation had not been detailed enough, given as during the year 2003 subsequent analyses had been implemented and the allocations had simply doubled, reaching 8 million Euro. Therefore, he asked AEM to confirm that the latter will not be contributing to the reclamation costs, which are increasing considerably, even before starting.

He also announced that part of Energheia's assets, which were the object of AEM's investment at the end of 2002, appeared to be owned by SISAS, a bankrupt company, and therefore, inventoried by the Receiver in a 33-page report. On this issue, he expressed his concern by pointing out that among the inventoried assets there were some, which were of substantial value, such as a power centre or the pumps for the cooling water circuit.

Air Liquide, continued Mr. Cugnasca, maintained a scrupulous, albeit not surprising silence on the subject. Equally silent, he pointed out, was Energheia's 2003 financial statements. He also reported that he had learned that there was an intention to purchase the assets back from the Receiver: to this end, he asked whether, at the time of evaluating Energheia, such a "hole" had been taken into account or not and whether an inventory of the assets of this controlled company had been made prior to the purchase or not. On this point, he also asked the opinion of the Board of Statutory Auditors.

Lastly, Mr. Cugnasca dwelled on a business event that had taken place at the end of 2003, and which he noted caused some perplexities. Precisely where the power lines run from the Valtellina plants, Lecco and the Valsassina valley are located.

There is a Consortium of the Small and Medium-sized Companies in Lecco, which he recalled had entered into a supply contract with AEM.

At the time of the renewal - possibly without understanding that it was better to "endear" one's home users - AEM had lost the tender against a Turin broker, he said, to the greatest surprise of the customers and of the Consortium managers.

To lose one's clients in one's area of coverage, he said, is not a sign of far-sightedness.

And in any case, he went on, this was not about a minor customer, considering the interest that said customer had stimulated in Turin. Nor, he presumed, it could have been a question of kWh unavailability, considering the enormous purchases that AEM had implemented the previous year.

In the light of the aforementioned, Mr. Cugnasca concluded by hoping that a more active presence of Credito Valtellinese and Banca Popolare di Sondrio in AEM's body of shareholders, as was recently hinted at, would cause a greater attention of the management to the activity and influence areas, as well as towards customers and shareholders, just as the two banks had been doing for some time.

Mr. Modolo, speaking on his own behalf and as the Chairman of the Association of Minority Shareholders of AEM, which was founded in 1998 precisely during the listing of the company in the stock exchange, firstly pointed out that the 2003 financial statements appeared to be extremely brilliant from several point of views, both in terms of turnover, which shows a growth especially in certain sectors such as AEM Elettricità, AEM Trading, AEM Calore & Servizi and Plurigas, and in terms of net operating profit, which from € 32 million in 2002 grew to € 199 million in 2003. Therefore, they were brilliant financial statements, which, nonetheless, he stated should be analysed in the light of a market undergoing a deep transformation.

The energy sector, as highlighted by the press, is experiencing a phase of deep development and vast aggregation as shown by the behaviour of several national competitors. He stressed, for example how ACEA, a leader in the water sector, was now already approaching the gas sector, and going beyond its traditional areas of competence, Roma and the Region of Lazio, and forming important alliances with Electrabel and with other small municipal enterprises. Another example, he continued, was represented by HERA, an aggregation of several enterprises from the region of

Emilia, which was expanding into constantly more substantial dimensions. He also stressed that SEABO, a company that was similar to AEM, was expanding its influence to other municipalities and to the entire coast of Romagna, thus it too expanding into constantly more substantial dimensions.

AEM, Mr. Modolo continued, had probably been, in the previous years, the most important company among the ones taken over by municipalities, but now the abovementioned enterprises were slowly increasing in size and pursuing development policies. He also recalled the case of ASM Brescia, which now entered the gas sector, the development policies between AEM Torino and the municipal enterprise of Genova, as well as local cases such as Pavia, Cremona, and others. Now, therefore, he stressed that the mandate conferred to the Board of Directors, in order to purchase own shares and in order to resort to debt in the market, had meant to aim to a policy of development and of acquisitions which, instead, apparently had not been pursued with sufficient determination, as proved the non-positive result of the participation in tenders such as those related to the municipal enterprise of Padova, and to BAS Bergamo.

He reconfirmed his appreciation for the results achieved by the Company in 2003; however, said results ran the risk of becoming insignificant when analysed within the framework of a market in such a deep transformation, a market where it was important to identify with great speed and shrewdness the investment opportunities, in order to avoid that AEM got marginalized.

Therefore, he asked, how had the financial resources put at the disposal of the Company been used, and what were the reasons for which the expansion and the local growth of AEM had been so modest.

Mr. Modolo continued by stating that, on the other hand, his comments were not intended to be a criticism toward AEM's management, as he was aware of the difficult conditions in which the Company is operating.

The amendment of AEM's by-laws, he continued, showed just the same a clear desire by the Municipality of Milan to disengage and to succeed in changing the shareholdings' structure, thus constantly marginalizing more its role. AEM's policies, in part imposed, seemed to be aiming to "cash in" and to remunerate as much as possible the shareholder, consequently restraining the development and market policies.

The choices by the Municipality of Milan, he stated, were obviously creating a vague situation with regard to the stability of the shareholdings structure, whereas in order to form alliances, he pointed out, it was indispensable to offer mid-term guarantees on the stability of said structure. Instead,

there was the impression, Mr. Modolo repeated, that the Municipality of Milan was not committed to offer paths of development for the future. An example, he noted, was the matter of the water management, for which, after having been candidates for long, it had been eventually decided to relinquish the project. He stated that obviously these elements deeply affected the opportunities of development and the corporate strategies, regardless of the proficiency of the management *per se*, preventing a company that up to a few years ago was a leader in the field, from becoming a company that is able to expand, and to build alliances with both private and public entities.
Therefore, he wondered to what extent the elements that he had highlighted were negatively affecting AEM's development.

Mr. Graziosi dwelled first of all on the issues raised by the shareholder who had spoken before him, regarding the development of understandings and alliances with other municipal companies. He pointed out how often said understandings were being hindered by the ambition of the various local companies, and more specifically of the Municipalities holding the majority in said companies, to maintain their own power positions. He stated for example, that the municipal company of Padova had rejected AEM's offer, which, according to the press, was quite advantageous, out of fear of being absorbed by AEM itself, and thus preferring an alliance with the Trieste company, which enabled the preservation of a greater impact in the control and the management of the company. Therefore, Mr. Graziosi noted, until the municipal companies did not become companies whose management would be inspired by purely entrepreneurial logic, the strategy of alliances and aggregations would not be able to take off. Even more so, he stressed, for AEM, which is a power-producing municipal company of far more substantial size, given that its production was now around 5 billion of which 3 billion originating from quite modern thermal power stations, and 2 billion from the activity implemented in the Valtellina valley.
With regard to the activity in Valtellina, Mr. Graziosi recalled that it should be deemed almost a "miracle". The power stations, he recalled, had been built shortly before the Vajont flood and the creation of the national Park: nowadays it would have been impossible to obtain the authorization to build power stations such as those owned by AEM. The water supply was then guaranteed by the Forno glacier, which, he stated, is the largest glacier in Italy and which substantially represents - for the Company - a wealth comparable to an oilfield.
After having stressed the importance to produce energy at peak times, when it was paid more, he dwelled on the project, he claimed he had heard from a staff member of the Company, regarding the

building in 2006 of a power station located between San Giacomo and Cancano. The project, he noted, estimated that the power station was meant to produce only 10 Megawatt: he believed, instead, that it would have been preferable to build a larger power station, of approximately 75 Megawatt, given that the Cancano basin should not be considered as a plain accumulation of water for the production of electricity in winter. Indeed, nowadays energy is paid, at peak times, at pretty much the same prices both in winter and in summer and, considering the need of water during the summer (he recalled, for example, the constant dryness of the Po river), in any event it would be necessary to plan frequent supplies. The level of the Cancano basin shall thus be lower than the current 1,900 meters, and therefore it should be possible to use a greater drop between the two basins.

Mr. Graziosi then recalled that he had heard also of a project for a new basin in Pugnalto, above the Fusino dam. He commented that this last dam appeared to have a much more modest load than what is recorded downstream, and therefore the building of a pumping plant in that area would be useful. Furthermore, he recalls the news regarding the intention to build a new block in Cassano d'Adda (approximately 400 Megawatt), and asked for information regarding the protest, which, it was learned, had been initiated by the inhabitants of that area.

He then continued by expressing his satisfaction for the results of Edipower, which was showing a positive balance of 90 million Euro, with a gross operating margin of approximately 300 million Euro, and a production of 21 billion kW/h.

Then, going back to some of the issues that had already been raised by previous speakers, Mr. Graziosi noted that the Company's potential customers were no longer only the local ones, since distribution could be extended nationwide. This represented a sure advantage, he noted, in the Company's growth prospect, as well as the fact that ENEL could not increase its installed power any further, being precluded from expanding beyond the 50% market share. Another advantage that AEM had, - which he thought was one of the reasons for which it was the leading company in the electric field - was that most of the supply was implemented for customers that pay on time and are primarily small-sized customers, with the advantage that any non-payment of individuals would not seriously affect the company's general performance. ASM in Brescia, on the contrary, supplies a great number of steel industries, which were buying electricity at quite low prices and night hours; should one of these big customers go bankrupt, the deriving prejudice would be of quite great proportions.

After repeating that, in the electricity and gas sector, AEM was in his opinion the best company on the market, Mr. Graziosi expressed on the other hand some perplexities with regard to the heating sector, in which, he stated, there was the tendency to try to sell in buildings in which the company's own installations already existed, with all that this entailed in terms of recalculation of the amortization of said installations. He pointed out how, instead, those areas that are in the process of being restructured, such as Bicocca, Gallaratese, or Ca'Granda should be considered interesting. Regarding this, he asked information on the heat/energy co-generation project, pointing out that he noticed a substantial increase of the heat distribution, but not of co-generated energy. And yet, it seemed to him, the heat distribution had been started precisely in order to create energy particularly valued for its environmental quality.

Then Mr. Graziosi stressed the opportunity of grasping the current moment in order to sell the shares owned in e.Biscom. AEM's vocation, he stated, was not that to promote financial investments, and rather it should concentrate on its own activities. The investment implemented at the time had produced a positive result, given the appreciation of the e.Biscom shares on the market, and in his opinion, the time had come to sell.

He then agreed with what Mr. Buzzi had noted regarding MetroWeb, by noting that the only significant data should have been the turnover deriving from fibre rental, given that the investment in that company was certainly not aimed at connections as such, but precisely to the rental of the fibres. The amortization period set by the expert at 20 years, Mr. Graziosi continued, was in his opinion an excessively long period. Indeed, the amortizations should be evaluated not only on the basis of the material obsolescence, but also on that of the technology and the method. The material, he noted, may indeed last 20 years, but considering the speedy technological evolutions, there was the risk that the usefulness of the implemented network would cease to exist within much shorter time frames.

He then dwelled on the problems linked to the relationship with Telecom, concerning the use of the so-called "last kilometre", and he stressed the need to succeed in selling also this last leg of the network, in order to bring the connections directly inside the houses. Given that the Chairman had reminded the audience that the problem then raised by Mr. Graziosi concerned the activity of FastWeb and not that of MetroWeb, which is not involved in a direct relationship with the customer, Mr. Graziosi pointed out how, in any case, it was precisely FastWeb the sole customer of MetroWeb, and that it was to be hoped that this circumstance would change, a statement on which the Chairman as well agreed. Mr. Graziosi also noted that there would be a strict link between

e.Biscom and Telecom, which had granted the last kilometre to FastWeb, whereas MetroWeb should be able to bring the connections to the inside of the buildings.
He concluded his intervention by expressing again his hope that the management of the municipal companies become progressively more inspired by industrial logic and progressively less connected to the presence of the Municipality as major shareholder.

Mr. Girelli Consolaro asked for information regarding possible acquisitions by AEM of shareholdings in Italenergia Bis, with the purpose of joining EDF in order to later reach a possible merger with Edison, the top private producer of electricity and gas, or in other words, whether the Company was interested in entering directly into Edison's share capital.
He also announced that Edipower, of which Edison owns 40%, had achieved quite brilliant results in 2003, which - nonetheless - had appeared only in a short article on the Internet on Monday, given that the press had not seen to it - in the previous days - to give it an appropriate prominence.
He concluded by stressing that in his opinion, as already stated in the shareholders' meeting of Edison, the press had failed to adequately spread the positive results achieved by the companies, and more specifically by Edison, but also by AEM.
Mr. Fragapane after stating that he owned 210,000 shares, he expressed his satisfaction with regard to the financial statements, which showed a considerable profit and a satisfactory dividend. The prospect for future financial statements, at least at that moment, appeared positive and therefore he expressed his hope that in the future, the Company may continue to attain positive results and increase the dividend. Nonetheless, in light of the attained profits, in his opinion, the dividend could have been even greater already in 2003, but he expressed his positive evaluation on the whole and announced his favourable vote.
However, in his conclusion, he expressed doubts regarding the appropriateness and the shrewdness, which only in the future would be possible to evaluate, of transferring FastWeb and asked for clarifications regarding the relationships existing with Enel, particularly asking whether there were still any pending disputes.
Mr. Viscardi hoped that future shareholders' meetings shall be called at an earlier hour, given the time required for the development of the discussion, and asked whether there was any information regarding the rumoured issue by the Municipality of securities convertible into AEM shares, or regarding the sale of shares, specifically asking whether a pre-emptive right in favour of the shareholders was envisaged.

The Chairman then answered to the shareholders who had spoken.

With reference to the comments finally expressed by Mr. Viscardi, the Chairman announced that the Board of Directors had met before the Shareholders' meeting in order to discuss the quarterly results that had just been announced and that was the origin of the need to call the shareholders' meeting for 11:30 a.m..

With regard to the debenture loan convertible into AEM shares, which allegedly was to be issued by the Municipality of Milan, the Chairman stated that at that moment he was not aware of the procedures that the Municipality was going to choose for placing AEM shares.

In respect of the remarks made by Mr. Buzzi concerning the MetroWeb results, the Chairman pointed out that, while it was true that the final result emerging from the income statement was negative, it was equally true that the intermediate results were not. More specifically, the gross operating margin was positive (€ 24.5 million as against € 17.4 in 2002). The final result, however, was affected by the - one-time only - charges related to the restructuring of the pre-existing debt. At the time of its establishment, MetroWeb indeed had needed financing, given that AEM had announced to its co-shareholders that it would not have seen to satisfy any cash need that may have arisen. Therefore, recalled the Chairman, a no recourse loan had been borrowed, which, for its very nature, was more burdensome than a loan supported by guarantees given by the controlling company. Furthermore, continued Mr. Zuccoli, the loan had been originally borrowed at a variable rate, and quite burdensome systems of financial backing had to be set up. When, in 2003, MetroWeb became entirely owned by AEM, also as a consequence of the success achieved by the bond issue implemented by AEM itself, the Group's financial situation had changed, its financial resources had considerably grown and therefore the opportunity arose for a refinancing of MetroWeb, at substantially lower costs than the previous ones.

Therefore, the charges borne for the purpose of paying off the loan and the systems financially backing the variable rate in advance, were one-off costs that, over the year 2004, would bring about a reduction of the financial charges borne by the Company.

After recalling the comments already expressed by the Chairman of the Board of Statutory Auditors, regarding the denunciation, pursuant to Article 2408 of the Italian Civil Code, submitted by Mr. Buzzi, the Chairman dwelled on the status of the controlled company Energheia S.r.l.. The project regarding said company, he recalled, included the implementation of a power station in Pioltello. Regarding the completion of the work, the relationships with the Region, which were initially quite positive, subsequently became quite complicated following the position stated by the

Municipality of Pioltello, which had demanded, within the framework of the so-called Services Conference, to subordinate the authorization for the power station construction to the completion of a reclamation work of the entire area. Faced with such a new position by the Municipality of Pioltello, AEM had reminded its own partner Air Liquide that among the conditions originally stipulated there was precisely the condition that AEM itself would not have borne any costs relating to arrangement and reclamation of the soil and subsoil. Air Liquide had acknowledged such a stand and expressed its consent and the purchase agreement of the Energheia shares had been extended to May 9, 2004. The authorization process, for which the costs are nonetheless borne by Energheia, was in any case still ongoing.

Mr. Zuccoli continued in his answers to the shareholders, and clarified that AEM's power lines located in the Valtellina valley did not cross Lecco or the Valsassina valley, but rather the Brembana and Camonica valleys and therefore there was no possibility of leveraging on the transport activity to fuel the sales market. Besides, the Chairman continued, said opportunity had ceased to exist in 1999, from when the transport activity had been entrusted to the national network operator. Indeed today, companies owning transport networks only collect a share in function of the number of kWh transported, but are not entitled to use the lines for their own market. He added that AEM's commercial policy was by now a national-scale commercial policy: indeed the Company had become an electric-power producing company of leading dimensions and therefore it was not possible to implement discriminatory attitudes at the local level, unless it was within the framework of a general commercial strategy.

The Chairman continued, dwelling on the strategic issues raised by Mr. Modolo. To this regard, he stressed that the growth trends recorded by AEM, thanks to the work provided by its staff, proved to be incomparable to those of other municipal companies, in terms of volumes, turnover and profits. However, he agreed with the shareholder's invitation to promote a further growth of the Company: these are thoughts, which, he noted, would be implemented in the coming months.

With reference to the questions submitted by Mr. Girelli Consolaro, Mr. Zuccoli announced that no option had been yet contemplated for entering into the body of shareholders of Italenergia Bis or of Edison. In any case, these were two entities with quite an articulated and complex shareholdings structure, with several interests, involving even transnational profiles. Such situation does not currently allow the establishment of a dialogue, assuming - obviously - that there would be an opportunity for it.

Edipower, continued the Chairman, with reference to the issues raised by Mr. Girelli Consolaro, is a company that is providing AEM with remarkable satisfactions, and is currently the second-largest Italian electric-power producing company. Therefore, there was the conviction of having acted properly in acquiring it, also by implementing an important role, especially with regard to the business structure that was set up precisely upon AEM's initiative, and more specifically to the introduction of the "tolling agreement" system.

With regard to the relationships with ENEL about which Mr. Fragapane had asked, the Chairman recalled that AEM had completed the acquisition, from the aforementioned company, of half of the distribution network in Milan. ENEL, on the other hand, was resisting in the dispute that had derived from it, because it had not agreed with the evaluation expressed by the Arbitration Board, an evaluation which had been instead fully accepted by AEM. Therefore, a suit was still pending before the Judicial Authority, the outcome of which was obviously impossible to know. However, AEM was confident that its stand would be confirmed, both due to the seriousness and the professionalism of the Arbitration Board (composed of university professors of great fame), and because the evolution of the reference market was supplying further confirmation of the stand assumed by AEM.

With regard to the issues discussed by Mr. Graziosi, Mr. Zuccoli recalled mainly that AEM's choice in the field of telecommunications had been to concentrate its effort exclusively in Milan. That choice proved to be farsighted, and today Milan is the only city with a widespread cabling. The effort that had initially been invested in the completion of the city cabling is now about to end: the proceeds directly deriving from the activity of building connection, which also undoubtedly have had a positive impact on the income statement, were indeed reducing themselves, given that they had passed from € 25.6 million to € 13.5 million, while the proceeds coming from the rentals, were increasing (from € 16 million to € 20 million), given that, upon completion of the cabling, the metres available for fibre rental increased. Therefore, the Chairman pointed out, the company was in a restructuring phase of the corporate organization, also from the point of view of the workforce involved in this initiative. The circumstance that said activity as at that day had one sole customer, was in any event, quite clear to the Company.

Continuing on Mr. Graziosi's comments, Mr. Zuccoli pointed out that district heating was undoubtedly one of the Company's points of strength and of expansion. Obviously, there was no intention to uninstall pre-existing gas installations belonging to AEM. However, the intention was that of diversifying in relation to other operators, cultivating the strategy of cogeneration, by means of which hot water is produced as a by-product in the production of a more valuable product such as kWh. From that perspective, Mr. Zuccoli recalled, the most advance installations are those of Bicocca and Tecnocity, for which a business performance higher than expected had developed, whereas the Famagosta installation is already fully functional. Furthermore, there was a plan to develop new initiatives, among which that of Linate through Malpensa Energia, which already operated in Malpensa. The possibility of expanding said initiative to the Niguarda area is also a very interesting possibility; in general, developing contact with major hospitals proves to be a very promising channel, given that such premises use heat all year round.

As far as the S. Giacomo power station is concerned, which should connect the S. Giacomo dam with Cancano, Mr. Zuccoli recalled that the Company had had to pursue a careful optimisation of costs and benefits of the various options available. Indeed, although the benefits linked to energy production at peak times were undoubted, as compared to producing energy at night, on Saturdays and Sundays, in the matter of the S. Giacomo power station, there had been a series of technical difficulties, which could not be trivialized. Indeed, the S. Giacomo level was diminishing, whereas the Cancano one was rising. Therefore, the installation had to be apt to function in the presence of quite variable drops and loads. Such peculiarities would have risked leading to the construction of a prototype, with all that would have derived from it, in terms of costs and risks. The size of the installation that, comparing costs and benefits, appeared to be optimal, was of 12 Megawatts, with the peculiarity of using always the same water.

Mr. Buzzi took the floor again, in order to complain that he had not been given an answer as to whether e.Biscom had been informed of the contestation initiated by him against AEM. Indeed, he believed that, had said company been properly informed of the pending legal proceeding, it would have taken a much more cautious stand in resolving upon the merger of FastWeb S.p.A..

The Chairman announced that, following the notification of the contestation submitted by Mr. Buzzi to the Court of Milan on June 25, 2003, AEM appeared in court on November 19, 2003, and filed its relevant statement of defence. The Company had not deemed appropriate to set up a fund to cover the risk deriving from said proceeding. Indeed, firstly, the Board of Directors had evaluated that said risk, and therefore the probability that the proceeding could produce a damage, was very low, and therefore negligible; secondly, the possible damage did not appear to be quantified from the plaintiff himself, with the consequent impossibility of setting up a fund.

For these reasons, continued the Chairman, he personally had not informed e.Biscom of the existence of the proceeding in question, but could not exclude the possibility that other departments of the Company had done so, within the framework of a response to some request by e.Biscom on the subject.

Given that no one else took the floor, the Chairman declared the discussion closed, and put to vote the proposal for the approval of the financial statements for the financial year ended December 31, 2003, of the Management Report, and of the profit distribution, as drawn up by the Board of Directors, previously read and transcribed herein below:

"Dear Shareholders, the financial statements of your Company for the financial year ended December 31, 2003, show a profit of € 199,048,744.00-. If you agree with the criteria followed in drawing up the financial statements and with the evaluation criteria adopted, we invite you to approve the following resolutions.

The Shareholders' Meeting

- having acknowledged the management report by the Board of Directors

- having acknowledged the report by the Board of Statutory Auditors

- having acknowledged the report by the accounting firm

- having examined the financial statements as at December 31, 2003, which show a profit of € 199,048,744.00.-

Resolves

a) to approve:

- the management report by the Board of Directors

- the balance sheet and the relevant income statement and the notes to the financial statements for the relevant financial year, all of which show a profit of € 199,048,744.00.-, as submitted by the Board of Directors as a whole and in the individual entries, with the suggested earmarking and allocations;

b) to allocate the operating profit, equal to € 199,048,744.00.-, as follows:

- € 9,952,437.00.- as a legal reserve;

- € 2,813,203.00.- as a reserve for accelerated depreciation pursuant to Article 67, third paragraph of Presidential Decree no. 917/86, with the specification that said reserve, for fiscal purposes, shall form an integral part of the amortization fund;

- € 97,180,734.00.- as an extraordinary reserve;

- € 89,102,370.00.- as a dividend to the shareholders, corresponding to € 0.05.- for each of the 1,782,047,400 shares outstanding, net of the Company's own shares, suggesting also that payment take place starting from June 24, 2004, as against detachment of coupon no. 6. Following the

coming into force of the fiscal reform, with effect from January 1, 2004, the dividend shall not be entitled to any tax credit, and based on the recipient, shall be subject to source-withholding tax, i.e. shall partially contribute to form the taxable income. However, with regard exclusively to the resident recipients other than natural persons, and whose financial year does not coincide with the solar year and is still running at the date of distribution of the dividend, the latter shall entitle for € 0.049653 to the attribution of a full tax credit and for € 0.000347 to a limited tax credit, both at the rate of 51.51 %".

The Chairman requested those present at the meeting to declare any lack of entitlement to vote, and he urged them not to leave the hall before the end of the vote (no one intervened).

The secretary, Mr. Piergaetano Marchetti urged those opposing and abstaining to express their vote also using pink coupon no. 1 of the voting paper, by crossing the respective checkbox and delivering it to the staff at hand, in order to record the names of those who had abstained or opposed.

Furthermore, the Chairman announced that the name list of the shareholders that had voted for or against, or who had abstained, and the relevant number of shares, would be set forth in the annex attached to the minutes of the shareholders' meeting as an integral part thereof.

He announced that at the beginning of the vote (at 13:03 a.m.) 84 shareholders - representing in person or by proxy no. 1,118,267,080 shares, equal to 62.12% of the share capital, of which no. 1,113,476,169 were voting shares - were present.

The meeting unanimously approved.

Favourable votes: no. 1,113,424,770 shares.

Abstained: no. 36,599 shares.

Opposing votes: no. 14,600 shares.

Non-voting: no. 200 shares.

See attached details.

The Chairman announced the result.

The Chairman went on to discuss the second item on the agenda.

Appointment of Reconta Ernst & Young S.p.A. for the years 2004, 2005 and 2006 as accounting firm responsible for the auditing of the financial statements and of the consolidated financial statements, and for the limited audit of the half-year report.

The Chairman suggested that, in order to leave greater space to the discussion, they forego the reading of the report by the Board of Directors on the subject, a report that was included in the booklet distributed to those present. No one refused.

Upon invitation by Mr. Zuccoli, the Chairman of the Board of Statutory Auditors read, pursuant to Article 80 of the *CONSOB* regulation no. 11971/1999 as subsequently amended and supplemented, the opinion of the Board of Statutory Auditors on the proposal of appointing an auditor for the coming three years, as set forth herein below:

"The Board of Statutory Auditors of AEM S.p.A.

whereas

- AEM S.p.A. is a listed issuer;

- Upon delivery of the annual report for the 2003 financial year, the appointment as accounting firm responsible for the auditing of the financial statements of AEM S.p.A. and of the financial consolidated statements of the AEM Group, and for the half-year report at the time as conferred to Reconta Ernst & Young S.p.A. has expired;

- Reconta Ernst and Young S.p.A. itself (hereinafter referred to as the "Accounting Firm") has drawn up on February 27, 2004, a proposal of its own regarding:

- *the activity of auditing, as set forth in Article 155, first paragraph, letters a) and b), of the aforementioned Legislative Decree no. 58/98,*
- *the limited audit of the half-year report as at June 30, 2004, 2005, and 2006 of Aem S.p.A.,*
- *the auditing of the financial statements and of the consolidated financial statements as at December 31, 2004, 2005 and 2006 of Aem S.p.A. pursuant to Article 156 of the aforementioned Legislative Decree no. 58/98;*
- *the conformity test for the separate balance sheets and income statements (resolution no. 310/01 of the Italian Authority for Electricity and Gas);*

- The Board of Directors, having acknowledged the completeness and the consistency of the proposal made by the Accounting Firm, on March 16, 2004, has resolved to submit the abovementioned proposal to the Shareholders Meeting for approval;

- The Board of Directors has subsequently delivered said proposal as submitted by the Accounting Firm to the Board of Statutory Auditors for the relevant comments and opinions;

Having examined

on this day the proposed auditing by the Accounting Firm, with the intent of expressing to its regard the opinion as set forth in Article 159 of Legislative Decree no. 58/98, and having found:

- That said proposal contains the illustration of the procedures to be implemented as set forth in Article 155, paragraph 1, letters a) and b), of Legislative Decree no. 58/98 and that said procedures have been found to be adequate;

- That the proposal contains the plan for the activities required in order to carry out the limited audit of the half-year reports and that said plan has been found to be adequate and complete;

- That said proposal contains the auditing plans for the financial statements and the consolidated financial statements for the financial years 2004, 2005 and 2006 and that said plan has been found to be adequate and complete;

- That said proposal contains the conformity test for the separate balance sheets and income statements (resolution no. 310/01 of the Italian Authority for Electricity and Gas);

- That said proposal includes the auditing activities set forth in Article 165 of the aforementioned Legislative Decree no. 58/98;

- That the Accounting Firm was proven to comply with the independence requirements provided for by law and that, at the present conditions, no situations of incompatibility have been proven;

- That the Accounting Firm in question has been proven to have the organization and the technical skills appropriate for the amplitude and the complexity of the mandate to fulfil;

- That the remuneration requested appeared to be fair;

Expresses

Its favourable opinion, pursuant to Article 159, paragraph 1, of Legislative Decree no. 58/98, with regard to the appointment of Reconta Ernst & Young S.p.A. as accounting firm responsible for the auditing of the AEM Group's financial statements and consolidated financial statements for the financial years 2004, 2005 and 2006 and for the limited audit of the half-year report, in accordance with the proposal submitted by said company and dated February 27, 2004.".

Then the Chairman gave the floor to the secretary for him to read the proposal of the Board of Directors, found on page 3 of the aforementioned booklet, as set forth herein below.

After reminding anyone who intended to take the floor to sign up in advance by giving their names to the Secretary, Mr. Marchetti, the Chairman declared the discussion on the second item on the agenda open; such discussion took place as follows.

Mr. Graziosi, also in the light of the recent events that had characterized the Italian financial scene, deemed it necessary to arrange an alternation in the choice of accounting firms, and hoped that

AEM would not further renew the appointment to Reconta Ernst & Young S.p.A. beyond the period for which the shareholders meeting of that date had been called to resolve upon.

The Chairman thanked him for the suggestion, which the Company should take into account, and which in any case appeared to be along the lines of the expected amendments of the law.

Given that no one else took the floor, the Chairman declared the discussion closed, and put to vote the proposal to appoint Reconta Ernst & Young S.p.A. as the accounting firm responsible for the auditing of the coming three financial years, as drawn up by the Board of Directors, and set forth herein below:

"The Ordinary Shareholders' Meeting of AEM S.p.A.

- Having seen the report by the Board of Directors, having heard the favourable opinion of the Board of Statutory Auditors,

Resolves

- *pursuant to Legislative Decree no. 58 of February 24, 1998, and to the* CONSOB *regulations, to appoint Reconta Ernst & Young S.p.A. as the accounting firm responsible for the auditing of the three financial years 2004, 2005 and 2006, in order*

(I) to verify the correct keeping of the corporate accounting, and to properly record the management actions in the accounting records of AEM S.p.A., for a yearly remuneration of € 15,000.00.- in consideration of a scheduled commitment of 144 hours;

(II) to carry out the limited audit of the half-year report of AEM S.p.A., for the yearly remuneration of € 12,000.00.- in consideration of a scheduled commitment of 120 hours;

(III) to audit the financial statements of AEM S.p.A., for the yearly remuneration of € 33,000.00.- in consideration of a scheduled commitment of 340 hours;

(IV) to coordinate and control the data consolidation, as well as to audit the AEM Group's consolidated financial statements, for the yearly remuneration of € 16,000.00.- in consideration of a scheduled commitment of 110 hours;

- *pursuant to Resolution no. 310/01 of the Italian Authority for Electricity and Gas, to appoint Reconta Ernst & Young S.p.A. as the accounting firm responsible for carrying out the conformity test for the separate balance sheets and income statements for the years 2004, 2005 and 2006, for the yearly remuneration of € 6,000.00.- in consideration of a scheduled commitment of 52 hours;*

- after acknowledging that said fees are valid until June 30, 2004, and shall be updated every financial year according to the total variation of the cost of living ISTAT[4] index as compared to the

[4] *ISTAT, Istituto Nazionale di Statistica* = That is the Italian National Institute of Statistics.

previous year (based on June 2003) starting from July 1, 2004, as well as in the event of significant structural changes and/or exceptional or unforeseeable situations; the amounts set forth do not include the direct and secretarial expenses calculated on a flat-rate basis of 5%, the contribution to be paid to CONSOB *for its activity of regulatory body and the VAT".*

The Chairman requested those present at the meeting to declare any lack of entitlement to vote and urged them not to leave the hall before the end of the vote (no one intervened).

The secretary, Mr. Piergaetano Marchetti urged those opposing and abstaining to express their vote also using yellow coupon no. 2 of the voting paper, by crossing the respective checkbox and delivering it to the staff at hand, in order to record the names of those who had abstained or opposed.

Furthermore, the Chairman announced that the name list of the shareholders that had voted for or against, or who had abstained, and the relevant number of shares, would be set forth in the annex attached to the minutes of the shareholders' meeting as an integral part thereof.

He announced that at the beginning of the vote (at 13:17 a.m.) 86 shareholders - representing in person or by proxy no. 1,118,388,580 shares, equal to 62.13% of the share capital, of which no. 1,113,597,669 were voting shares - were present.

The meeting unanimously approved.

Favourable votes: no. 1,113,529,070 shares.

Abstained: no. 32,599 shares.

Opposing votes: no. 35,800 shares.

Non-voting: no. 200 shares.

See attached details.

The Chairman announced the result.

Having exhausted the discussion of the issues on the agenda of the ordinary session, the Chairman went on to discuss the items on the agenda of the extraordinary session (at 13:20 a.m.), which were recorded in separate minutes.

The Secretary — The Chairman